As confidentially submitted to the Securities and Exchange Commission on December 23, 2014. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Evolent Health, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	8090	45-3084136
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 N. Glebe Road, Suite 500

Arlington, VA 22203

(571) 389-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Frank Williams

Chief Executive Officer

Evolent Health, Inc.

800 N. Glebe Road, Suite 500

Arlington, VA 22203

(571) 389-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William V. Fogg Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Richard D. Truesdell, Jr. Sophia Hudson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Class A Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of additional shares of Class A common stock that the underwriters may purchase pursuant to an over-allotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 23, 2014

            shares

Evolent Health, Inc.

Class A common stock

We are selling                 shares of our Class A common stock. This is our initial public offering and no public market exists for our Class A common stock. We anticipate that the initial public offering price of our Class A common stock will be between $         and $         per share. We intend to list our Class A common stock on the              under the symbol “        ”. We have not yet filed an application to have our Class A common stock approved for listing. We intend to file such application following the filing of this registration statement.

We will be a holding company and our principal asset will be our Class A common units in Evolent Health LLC. Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in Evolent Health, Inc. and have     % of the voting power of Evolent Health, Inc. The other owners of Evolent Health LLC will have the remaining     % of the voting power of Evolent Health, Inc. through ownership of our Class B common stock.

We have granted the underwriters an over-allotment option to purchase an additional                 shares of Class A common stock.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act, and will therefore be subject to reduced reporting requirements.

Investing in our Class A common stock involves risks. See “Risk factors” beginning on page 19.

	Price to public	Underwriting discounts and commissions*	Proceeds to us, before expenses

Per Share	$	$	$
Total	$	$	$

*	We have also agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for a description of all compensation payable to the underwriters.

The underwriters expect to deliver the shares to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Goldman, Sachs & Co.

The date of this prospectus is                     , 2015.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2015, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Basis of presentation

In this prospectus, unless the context otherwise requires, the “company”, “we”, “us” and “our” refer to (1) prior to the completion of the offering reorganization described under “The reorganization of our corporate structure”, Evolent Health Holdings, Inc. (including its operating subsidiary, Evolent Health LLC), and (2) after giving effect to such reorganization, Evolent Health, Inc. and its consolidated subsidiary, Evolent Health LLC. Evolent Health LLC has owned all of our operating assets and substantially all of our business since inception. The financial statements of Evolent Health Holdings, Inc. included elsewhere in this prospectus reflect the consolidated results, including Evolent Health LLC, through September 23, 2013, and reflect the results of Evolent Health LLC as an equity method investment subsequent to such date due to a deconsolidation that occurred as a result of a round of equity financing. Accordingly, we have included the historical financial statements of both Evolent Health LLC and Evolent Health Holdings, Inc. in this prospectus in order to provide a consistent presentation for the periods before and after September 23, 2013. The financial results of Evolent Health LLC will be consolidated in the financial statements of Evolent Health, Inc. following this offering. See “Management’s discussion and analysis of financial condition and results of operations—Basis of presentation” for more information.

This prospectus also includes unaudited consolidated pro forma financial information in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering and the contemplated use of the estimated net proceeds from this offering, on the historical financial information of Evolent Health Holdings, Inc. The unaudited pro forma consolidated financial information also reflects certain purchase accounting adjustments. See “Unaudited pro forma consolidated financial information”.

This prospectus contains references to fiscal 2014, fiscal 2013 and fiscal 2012, which represent our fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively. As used in this prospectus:

•	“GAAP” means U.S. generally accepted accounting principles;

•	the “offering reorganization” means the reorganization transactions that are described under “The reorganization of our corporate structure”;

•	“partners” means our customers, unless we indicate or the context otherwise implies;

•	“founders” means The Advisory Board Company, which we refer to as The Advisory Board, and UPMC (University of Pittsburgh Medical Center); and

•	“TPG” means TPG Global, LLC and its affiliates and the “TPG Funds” means one or both of TPG Growth II BDH, L.P. and TPG Eagle Holdings, L.P.

Amounts presented in this prospectus in millions are approximations of the actual amounts in that they have been rounded to the nearest one decimal place.

Market data and industry forecasts and projections

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the section entitled “Business”. We have obtained the market data from certain publicly available sources of information, including publicly available independent industry publications and other third-party sources. Some of this data was obtained from The Advisory Board. The Advisory Board is well-recognized in our industry, is one of our existing investors and will own shares of our Class A common stock and Class B common stock following this offering. Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations and competitive position, business

ii

opportunity and market size, growth and share, are based on information from independent industry organizations and other third-party sources (including industry publications, surveys and forecasts), data from our internal research and management estimates. Forecasts are based on industry surveys and the preparer’s expertise in the industry and there is no assurance that any of the forecasted amounts will be achieved. We believe the data others have compiled are reliable, but we have not independently verified the accuracy of this information. Any forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the industry data presented herein, forecasts, assumptions, expectations, beliefs, estimates and projections involve risks and uncertainties and are subject to change based on various factors, including those described under the headings “Special note regarding forward-looking statements” and “Risk factors”.

iii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the sections entitled “Risk factors”, “Unaudited pro forma consolidated financial information” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

Company overview

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading health systems and physician organizations, which we refer to as providers, are taking on increasing clinical and financial responsibility for the populations they serve. Our purpose-built platform, powered by our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from fee-for-service, or FFS, reimbursement to value-based payment models. By partnering with providers to accelerate their path to value-based care, we enable our provider partners to expand their market opportunity, diversify their revenue streams, grow market share and improve the quality of the care they provide.

We consider value-based care to be the necessary convergence of healthcare payment and delivery. We believe the pace of this convergence is accelerating, driven by price pressure in traditional FFS healthcare, a regulatory environment that is incentivizing value-based care models, a rapid expansion of retail insurance driven by the emergence of the health insurance exchanges and innovation in data and technology. We believe providers are positioned to lead this transition to value-based care because of their control over large portions of healthcare delivery costs, their primary position with consumers and their strong local brand.

Today, increasing numbers of providers are adopting value-based strategies, including contracting for capitated arrangements with existing insurance companies, governmental payers or large self-funded employers and managing their own captive health plans. Through value-based care, providers are in the early stages of transforming their role in healthcare as they attempt to defend their existing position and capture a greater portion of the more than $2 trillion in annual health insurance expenditures. While approximately 10% of healthcare payments are paid through value-based care programs today, including through models created by systems like UPMC, Kaiser Permanente and Intermountain Healthcare, it is estimated that this number will grow to over 50% by 2020. There were 120 provider-owned health plans as of 2010 and this number continues to grow. The number of accountable care organizations, or ACOs, constructed to manage capitated or value-based arrangements with existing insurance companies or government payers, has grown to 606 in 2014.

We believe the transformation of the provider business model will require a set of core capabilities, including the ability to aggregate and understand disparate clinical and financial data, standardize and integrate technology into care processes, manage population health and build a financial and administrative infrastructure that capitalizes on the clinical and financial value it delivers. We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to transition their organization and business model to succeed in value-based payment models. The core elements of our platform include:

•	Identifi®, our technology platform;
•	an integrated technology, proprietary process and clinical services model;
•	long-term, embedded and aligned partnerships with health systems;

•	integration into provider clinical processes; and
•	a payer-agnostic position that allows a single point of integration between payers and the provider community.

We believe we are pioneers in enabling health systems to succeed in value-based payment models. We were founded in 2011 by members of our management team, UPMC, an integrated delivery system based in Pittsburgh, Pennsylvania, and The Advisory Board, to enable providers to pursue a value-based business model and evolve their competitive position and market opportunity. Our mission, technology and services were developed with UPMC, which operates the nation’s largest provider-owned health plan after Kaiser Permanente, and The Advisory Board, whose best practice research and technology solutions were available to a membership base of over 3,900 hospitals and providers as of September 2014.

We have developed what we believe is a unique partner development model. Each partner relationship begins with our transformation services, during which a partner engages us to develop a customized value-based care execution plan. This allows us to define the opportunity for our partners and embed our technology and processes while building confidence and trust that we are the best long-term infrastructure partner for the provider’s value-based care strategy. We then transition our partner to our platform and operations phase, which is governed by a long-term contract. To date, we have secured six long-term contracts representing over $500 million in future total contract value from our platform and operations revenue based on current pricing and membership as of October 31, 2014, with additional upside as current partners grow and expand the membership in their value-based care offerings.

We believe our business model provides strong visibility and aligns our partners’ incentives with our own. A large portion of our revenue is derived from our multi-year contracts, which are linked to the number of members that our partner is managing under a value-based care arrangement. This variable pricing model depends on the number of services and technology applications that our partners utilize to advance their value-based care strategies and the number of members they are able to attract over time. We expect to grow with current partners as they increase membership in their existing value-based programs, through expanding the number of services we provide to our existing partners and by adding new partners.

We believe we are in the early stages of capitalizing on these long-term aligned partnerships. Our health system partners’ current value-based care arrangements represent less than 10% of the health system partners’ total revenue each year. We believe the proportion of value-based care related revenues to total health system revenues will continue to grow, driven by continued price pressure in FFS, new government payment programs, growth in consumer-focused insurance programs, such as Medicare Advantage and the health insurance exchanges, and innovation in data and technology.

Our business model benefits from scale, as we leverage our purpose-built technology platform and centralized resources in conjunction with the growth of our partners’ membership base. These resources include technology development, clinical analytics and network development. These scale advantages allow us to deliver increasing value to a disparate set of providers and allows us to lower our own costs and increase margins over time.

The value we deliver to providers has translated into strong growth, as evidenced by Evolent Health LLC’s revenue increasing from $27.6 million for the nine months ended September 30, 2013 to $74.2 million for the nine months ended September 30, 2014. For the nine months ended September 30, 2014, Evolent Health LLC’s net loss was $30.6 million and Evolent Health LLC’s Adjusted EBITDA was approximately $(24.0) million. See “—Summary financial and operational data” for our definition of Adjusted EBITDA, why we present Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss.

Our market opportunity

In 2014, healthcare spending in the United States is projected to be more than $3 trillion, of which we estimate $1 trillion to be waste. We believe that a fundamental shift to value-based care can address this $1 trillion opportunity. We believe that for the U.S. healthcare system to shift to a value-based care delivery model, providers must be an empowered part of the solution. Our comprehensive technology and services platform enables providers to capitalize on this transition, which we believe will position us to be at the forefront of the transformation to value-based care.

We believe our total market opportunity is over $10 billion today based on health insurance expenditures, the total percentage of payments providers receive under value-based contracting, the size of the provider-sponsored health plan market and the fees we believe we can charge. We believe this opportunity will grow to over $46 billion by 2020 driven by health insurance expenditures increasing from approximately $2.1 trillion in 2013 to approximately $3.2 trillion in 2020, the total percentage of payments providers receive under value-based care models growing from 10% to 50%, and the provider-sponsored health plan market representing 15% of total health plan membership.

Our solution

We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to succeed in value-based payment models.

Our long-term partnerships begin with a system transformation process called the Blueprint, where we work with a provider’s board of directors and senior management to assess their ability to succeed in value-based payment models. This process acts as a channel for long-term partnerships, as a significant portion of providers that make an investment in a Blueprint continue to partner with us for our proprietary processes and integrated services, which we refer to as our Value-Based Operations.

Once our platform is integrated into the clinical and financial systems of our provider partners through the Blueprint and implementation phase, our Value-Based Operations, including our technology-enabled services platform, support the execution and administration of a provider’s value-based care models on an ongoing basis. Value-Based Operations include Identifi®, our technology backbone, Population Health Services to enable provider-led management of the population and Financial and Administrative Management to measure performance and administer and capture the value of improved care.

Supporting multiple value-based care models

Our platform was built to support a diverse set of provider value-based care strategies. It provides the core technology and services necessary for all models pursued by providers.

Providers partner with us on at least one of three types of value-based contracting models, with most supporting at least the Direct to Employer model and one additional type of contracting arrangement.

•	Direct to Employer: Manage costs for self-funded employees including a health system’s own employees

•	Payer contracts: Value-based contracts with third-party payers (including commercial insurers and the government) that include a full spectrum of risk for bundled payments, pay for performance to full capitation

•	Health plan: Launching a provider-owned health plan allows providers to control the entire premium dollar across multiple populations, including commercial, Medicare and Medicaid

Our partners benefit from a single platform that enables them to utilize our core suite of ongoing solutions, regardless of the size or type of value-based care models they are pursuing. Our platform grows through health systems increasing membership in their existing value-based care payment model, as well as their pursuit of additional payer contracts and health plans.

Identifi®

Identifi® is our proprietary technology platform that aggregates and analyzes data, manages care workflows and engages patients. Identifi® links our processes with those of our provider partners and other third parties in order to create a connected clinical delivery ecosystem, stratify patient populations, standardize clinical work flows and enable high-quality, cost-effective care. The configurable nature and broad capabilities of Identifi® help enhance the benefits our partners receive from our Value-Based Operations and increase the effectiveness of our partners’ existing technology architecture. Highlights of the capabilities of Identifi® include the following:

•	data and integration services;
•	clinical and business intelligence;
•	electronic medical records, or EMR, optimization; and
•	a suite of cloud-based applications.

Value-Based Operations

Our Value-Based Operations are empowered and supported by Identifi®. Other elements include:

Delivery network alignment.    We help our partners build the capabilities that are required to develop and maintain a coordinated and financially-aligned provider network that can deliver high-quality care necessary for value-based contracts.

Population Health Performance.    Population Health Performance is an integrated suite of technology-enabled solutions that supports the delivery of quality care in an environment where a provider’s need to manage health has significantly expanded.

Financial and administrative management.    We help providers assemble the complete infrastructure required to operate, manage and capitalize on a variety of value-based payment arrangements.

We integrate change management processes and ongoing physician-led transformation into all value-based services to build engagement, integration and alignment within our partners in order to successfully deliver value-based care and sustain performance. We have standardized the processes described above and are able to leverage our expertise across our entire partner base. Through the technological and clinical integration we achieve, our solutions are delivered as ingrained components of our partner’s core operations rather than add-on solutions.

National Support Platform

Our solution was built to provide operating leverage that benefits from our continued growth. Multiple high-impact services within our Value-Based Operations are centralized in our National Support Platform, or NSP, to create operating leverage across our model. Services that traditionally required additional personnel within each market such as network development, pharmacy benefit management, or PBM, administration, technology infrastructure and data analytics are serviced from a centralized location to allow each of our partners to benefit from lower costs and centralized national best practices. The infrastructure to support these services has been established and continues to scale with our growth.

Competitive strengths

We believe we are well-positioned to benefit from the transformations occurring in healthcare payment and delivery described above. We believe this new environment that rewards the better use of information to drive patient outcomes aligns with our platform, recent investments and other competitive strengths.

Early innovator

We believe we are an innovator in the delivery of a comprehensive value-based care solution for providers. We were founded in 2011, ahead of the implementation of the Patient Protection and Affordable Care Act, or ACA, health insurance exchanges and before the rapid expansion of programs, such as Medicare ACOs or Medicare Bundled Payment Initiatives. Since our inception, we have invested a significant amount in our offerings.

Comprehensive technology platform

Our proprietary technology platform, Identifi®, allows us to deliver a connected delivery ecosystem, implement replicable clinical processes, scale our Value-Based Operations and capitalize on multiple types of value-based payment relationships. The Identifi® platform supports the following capabilities:

•	data aggregation from internal and external sources, such as EMRs and payer claims;

•	algorithmic interpretation of aggregated data to stratify populations and identify high-risk patients;

•	standardized workflows and dashboards to enable consistency across disparate clinical resources;

•	applications to support value-based business models;

•	patient outreach and engagement tools;

•	integration into physician workflows to proactively engage high-priority patients; and

•	reporting and tracking of clinical and financial outcomes.

Provider-centric brand identity

We believe our provider-centric brand identity and origins differentiate us from our competitors. We believe our solutions, which have built on capabilities developed at UPMC, resonate with potential partners seeking proven solutions from providers rather than payers or non-healthcare businesses. Our analytical and clinical solutions are rooted in UPMC’s experience in growing a provider-led, integrated delivery network over the past 15 years, and growing to become one of the largest provider-owned health plans in the country. In addition, our deep strategic partnership with The Advisory Board strengthens our brand as a provider-friendly organization. The Advisory Board is well-recognized as an industry thought leader that made its research and technology solutions available to approximately 3,900 hospitals as of September 2014. Our position as a payer-agnostic services organization allows for the sharing of data across multiple payers and care delivery integration regardless of payer, which we believe is not possible with payer-led solutions.

Partnership-driven business model

Our business model is predicated on long-term strategic partnerships with leading providers that are attempting to evolve two of their most critical business functions: how they deliver care and how they are compensated for it. The partnership model enables cultural alignment, integration into the provider care delivery and payment work flow, long-term contractual relationships and a cycle of clinical and cost improvement with shared financial benefit. As of December 2014, our average contractual relationship with our partners was approximately 6.7 years.

Channel development

Our heritage, having been founded by UPMC, one of the largest providers in the country, and The Advisory Board with over 3,900 hospital and health system members, along with the relationships fostered by our senior management team, have allowed us to develop a significant channel into leading health systems. Our solution empowers a fundamental shift in a provider’s business model and requires alignment of their senior management and board of directors for success. Having developed relationships with health system leaders, we are able to partner with the key decision makers in provider organizations when they choose to enter value-based care ahead of our competitors.

Our business model creates additional channel development through our Blueprint services. Our Blueprint not only enables providers with a roadmap to value-based care and the financial implications of the transition, it also creates a connection between us and the provider’s senior leadership. As a result, we derive revenues from providers who have completed the Blueprint phase and proceed to partner with us to enable their transition to value-based contracting.

Proven leadership team

We have made a significant investment in building an industry-leading management team. The senior leadership team of nine individuals has an average of 17 years of experience in the healthcare industry and a track record of delivering measurable clinical, financial and operational improvement for healthcare providers and payers. Our chief executive officer, Frank Williams, was formerly the chief executive officer of The Advisory Board, where he oversaw the growth of the company and its initial public offering.

Growth opportunities

Multiple avenues for growth with our existing, embedded partner base

We have established a multi-year partnership model with multiple drivers of embedded growth through the following avenues:

•	pricing models;

•	growth in lives in existing covered populations;

•	partners expanding into new lines of value-based care to capture growth in new profit pools;

•	partners utilizing our additional capabilities, such as new Identifi® applications, PBM and third party administration, or TPA; and

•	opportunities to share in a percentage of clinical savings that are generated.

In addition to growth within our existing partner base, opportunities exist with providers utilizing our Blueprint, who sign short-term contracts under which we analyze the opportunities available to them in the value-based care market. Since our inception we have converted the majority of our Blueprints into long-term operating partnerships.

Early stages of a rapidly growing transformational addressable market

We believe that our existing partners represent a small fraction of health systems that could benefit from our solutions. The transformation of the care delivery and payment model in the United States has been rapid, but it is still in the early stages. While approximately 10% of healthcare payments are paid through value-based care programs today, it is estimated that this number will grow to over 50% by 2020.

Capitalize on growth in select government-driven programs

Significant growth is projected in the number of people managed by government-driven programs in the United States over the next 10 years. Specifically, the Centers for Medicare and Medicaid Services project the number of Medicare beneficiaries to grow to approximately 63 million by 2020. We expect health systems to be direct beneficiaries of growth in Medicare Advantage, Medicaid Managed Care, Dual Eligible and health insurance exchanges because those specific markets are well suited for value-based care. We believe that the growth in government programs will create an opportunity for health systems to capture a greater portion of the over $2 trillion in annual health insurance expenditures. The nature of our variable fee economic model enables us to benefit from this growth in government-managed lives.

Ability to capture additional value through delivering clinical results

We are capturing only a portion of the administrative dollars in the market through our current solution, which represent over 10% of total premium dollars. We believe there is a significant opportunity to capture a portion of the medical dollar over time—namely the remainder of the premium dollar which goes to medical expenses. As our health system partners continue to own a larger percentage of overall premiums, we have begun to pursue business models that allow us to participate in the medical savings through shared savings agreements that align incentives to reduce costs and improve quality outcomes.

Expand platform offerings to meet evolving market needs

There are multiple business offerings that health systems may require to operate in a value-based care environment that we do not currently provide, including but not limited to:

•	PBM expansion to include additional specialty pharmacy management capabilities;
•	health savings account administration;

•	on-site or specialty clinic platforms; and
•	consumer engagement and digital outreach.

Selectively pursue strategic acquisitions

We believe that the nature of our competitive landscape provides meaningful acquisition opportunities. Our industry is in the early stages of its life cycle and there are multiple firms attempting to capitalize on the transformation of the care delivery model and the various forms of new profit pools. We believe that providers will require an end-to-end solution and we believe we are well positioned to meet this demand by expanding the breadth of our offerings through not only organic growth, but also the acquisition of niche providers and non-core portions of larger enterprises.

Class A common stock and Class B common stock

After the completion of this offering, our outstanding capital stock will consist of Class A common stock and Class B common stock. Investors in this offering will hold shares of Class A common stock. See “Description of capital stock”.

Our history and the reorganization of our corporate structure

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading providers are taking on increasing clinical and financial responsibility for the populations they serve. Historically, our business has been operated through Evolent Health LLC and its predecessor. Evolent Health, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through Evolent Health LLC, and the financial results of Evolent Health LLC will be consolidated in our financial statements. Evolent Health, Inc. will be a holding company whose principal asset will be all of the Class A common units in Evolent Health LLC. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure”. The diagram below shows our organizational structure immediately after the offering reorganization described under “The reorganization of our corporate structure” and the completion of this offering.

Risk factors

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth in the section entitled “Risk factors”. We believe the primary risks to our business are:

•	the structural change in the market for healthcare in the United States;
•	our ability to effectively manage our growth;
•	the significant portion of revenues we derive from our largest partners;

•	our ability to offer new and innovative products and services;
•	the growth of our partners, which is difficult to predict and is subject to factors outside of our control; and
•	our ability to attract new partners.

Corporate information

Our principal executive offices are located at 800 N. Glebe Road, Suite 500, Arlington, Virginia 22203 and our telephone number is (571) 389-6000. We also maintain a website at www.evolenthealth.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of being an emerging growth company

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year (a) following the fifth anniversary of the completion of this offering or (b) in which we have total annual gross revenue of at least $1.0 billion (adjusted for inflation), (2) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, we have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, for a period of at least 12 months and we have filed at least one annual report pursuant to the Exchange Act and (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the option to report only two years of audited annual financial statements and to present management’s discussion and analysis of financial condition and results of operations for only those two years;

•	exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, requiring that an independent registered public accounting firm provide an attestation report on the effectiveness of our internal controls over financial reporting;

•	exemption from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act, which we refer to as the Dodd-Frank Act;

•	exemption from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers, permission to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and permission to include executive compensation disclosure for fewer named executive officers; and

•	exemption from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Controlled company

Upon the completion of this offering, we expect to be considered a “controlled company” under the rules of the                             , or                         . Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. See “Management—Controlled company”.

The offering

Class A common stock

offered	shares.

Class A common stock to

be outstanding after this

offering	shares (or shares if each outstanding share of Class B common stock and each corresponding Class B common unit was exchanged for one share of Class A common stock, as described under “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC”).

Over-allotment option	shares of Class A common stock.

Class B common stock to be

outstanding after this

offering	shares. In connection with this offering, shares of our Class B common stock will be issued in connection with, and in equal proportion to, issuances of Class B common units of Evolent Health LLC. Each Class B common unit of Evolent Health LLC, together with a share of our Class B common stock, will be exchangeable for one share of Class A common stock, as described under “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC”.

Voting rights	Each share of our Class A common stock and Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. After completion of this offering, (a) the TPG Funds will beneficially own approximately % of our outstanding Class A common stock and approximately % of our outstanding Class B common stock, which collectively represent % of our voting power, (b) UPMC will beneficially own approximately % of our outstanding Class A common stock, which represents % of our voting power, and (c) The Advisory Board will beneficially own approximately % of our outstanding Class A common stock and approximately % of our outstanding Class B common stock, which collectively represent % of our voting power.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $         , or approximately $          if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $          million (assuming no exercise of the underwriters’ over-allotment option). We intend to use all of the net proceeds from this offering to purchase

Class A common units of Evolent Health LLC from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A common stock, after deducting underwriting discounts and commissions. We expect that Evolent Health LLC will use the net proceeds of this offering contributed by us for working capital and other general corporate purposes. See “Use of proceeds”.

Dividend policy	We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Our Class B common stock will not be entitled to any dividend payments. See “Dividend policy”.

Risk factors	See “Risk factors” on page 19 and the other information in this prospectus for a discussion of factors you should carefully consider before you decide to invest in our Class A common stock.

Proposed listing and symbol	We intend to apply to have our Class A common stock listed on the under the symbol “ ”.

Unless the context requires otherwise, the number of shares to be outstanding after completion of this offering is based on                  shares of Class A common stock and                  shares of Class B common stock outstanding as of                     , 2015, after giving effect to the offering reorganization described under “The reorganization of our corporate structure” and the application of the net proceeds of this offering described under “Use of proceeds”, but excludes:

•	shares of Class A common stock that are issuable upon exchanges of Class B common units (together with an equal number of shares of our Class B common stock) that will be outstanding immediately after the completion of this offering;

•	shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $ , restricted stock awards granted under our 2011 Equity Incentive Plan that have not yet vested and shares of our Class A common stock reserved for issuance under our new equity incentive plan (see “Executive compensation”); and

•	the exercise by the underwriters of their over-allotment option.

Summary financial and operational data

Historically, our business has been operated through Evolent Health LLC and its predecessor. Prior to the offering reorganization, Evolent Health Holdings, Inc. was the managing member of Evolent Health LLC. The financial statements of Evolent Health Holdings, Inc. included elsewhere in this prospectus reflect the consolidated results, including Evolent Health LLC, through September 23, 2013 and reflect the results of Evolent Health LLC as an equity method investment subsequent to such date due to a deconsolidation that occurred as a result of a round of equity financing. Evolent Health, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through Evolent Health LLC, and the financial results of Evolent Health LLC will be consolidated in our financial statements. Evolent Health, Inc. will be a holding company whose principal asset will be all of the Class A common units in Evolent Health LLC. For more information regarding the offering reorganization and holding company structure, see “The reorganization of our corporate structure”.

The following tables summarize the financial and other data of Evolent Health LLC and Evolent Health Holdings, Inc. as of and for the periods indicated, as well as certain pro forma and pro forma as adjusted financial data of Evolent Health, Inc. The summary statements of operations data for the years ended December 31, 2012 and December 31, 2013 have been derived from the audited annual financial statements included elsewhere in this prospectus. The summary statements of operations data for the nine months ended September 30, 2013 and September 30, 2014 and the balance sheet data as of September 30, 2014 have been derived from the unaudited interim financial statements included elsewhere in this prospectus. The financial statements for the nine months ended September 30, 2014 for Evolent Health LLC and Evolent Health Holdings, Inc. have been restated to correct an error related to stock-based compensation. See Note 2 to the Evolent Health LLC and Evolent Health Holdings, Inc. financial statements. The unaudited interim financial statements were prepared on the same basis as the audited annual financial statements. In our opinion, such financial statements reflect all adjustments that are of a normal and recurring nature necessary to fairly state our financial position and results of operations in all material respects as of the dates and for the periods presented. The results of operations presented in the unaudited interim financial statements are not necessarily indicative of the results that may be expected for a full fiscal year or in any future period.

The unaudited pro forma consolidated balance sheet as of September 30, 2014 presents the consolidated financial position of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions occurred as of the balance sheet date. The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 presents the consolidated results of operations of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions had occurred on January 1, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering and the contemplated use of the estimated net proceeds from this offering, on the historical financial information of Evolent Health Holdings, Inc. The unaudited pro forma consolidated financial information also reflects the application of purchase accounting. The unaudited pro forma consolidated financial information is subject to completion due to the fact that certain information related to the offering reorganization and this offering is not currently determinable. The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Evolent Health Holdings, Inc. that would have occurred had it operated as a public company during the periods presented.

The offering reorganization described under the heading “The reorganization of our corporate structure” will be accounted for as a purchase and the purchase price will be reflected on the financial statements of Evolent Health, Inc. Accordingly, purchase accounting adjustments will be reflected in the financial statements of Evolent Health, Inc. and will be accounted for as a business combination using the acquisition method of accounting. The following summary financial and operational data covers periods before the offering reorganization. Accordingly, the historical summary financial and operational data presented below does not reflect the purchase accounting adjustments described above. The general nature of our operations will not be impacted by the offering reorganization.

You should read the following summary financial and operational data together with the sections of this prospectus titled “Use of proceeds”, “Capitalization”, “Unaudited pro forma consolidated financial information”, “Selected historical financial and operational data” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

Evolent Health LLC

Results of operations (in thousands)	Historical		Historical
	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)

Revenue
Transformation	$27,837	$23,940	$34,560	$7,290
Platform and operations	46,324	3,664	5,721	1,056

Total Revenue	74,161	27,604	40,281	8,346

Cost of revenue (exclusive of depreciation and amortization presented separately below)	52,193	31,111	46,327	11,274
Selling, general and administrative expenses	50,683	17,094	24,103	15,977
Depreciation and amortization expense	1,995	1,259	1,838	714

Total Operating Expenses	104,871	49,464	72,268	27,965

Operating Loss	(30,710)	(21,860)	(31,987)	(19,619)
Interest (income) / expense, net	(139)	821	820	(18)
Other (income) / expense, net	22	(1)	(1)	(1)

Loss before income tax	(30,593)	(22,680)	(32,806)	(19,600)
Income tax (benefit) / expense	—	8	8	(337)

Net Loss and Comprehensive Loss	$(30,593)	$(22,688)	$(32,814)	$(19,263)

Evolent Health Holdings, Inc.

Results of operations (in thousands, except per share data)	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering		Historical		Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering	Historical
	Nine months ended September 30,				Year ended December 31,
	2014		2014	2013	2013	2013	2012
			(Restated)

Revenue
Transformation	$		$—	$22,130	$	$22,130	$7,290
Platform and operations			—	3,541		3,541	1,056

Total Revenue			—	25,671		25,671	8,346
Cost of revenue (exclusive of depreciation and amortization presented separately below)			—	30,018		30,018	11,274
Selling, general and administrative expenses			—	15,600		15,600	15,977
Depreciation and amortization expenses			—	1,208		1,208	714

Total Operating Expenses			—	46,826		46,826	27,965

Operating Loss			—	(21,155)		(21,155)	(19,619)

Interest expense / (income), net			—	820		820	(18)
Other (income) / expense, net			—	(1)		(1)	(1)
Gain on deconsolidation		—	—	46,246		46,246	—
Loss from equity investees		—	(14,548)	(1,004)		(4,241)	—

(Loss) income before income tax			(14,548)	23,268		20,031	(19,600)
Income tax expense / (income)		—	—	8		8	(337)

Net (Loss) Income and Comprehensive (Loss) Income	$		$(14,548)	$23,260	$	$20,023	$(19,263)

Net (Loss) Income Available for Non-controlling Interest		$—	$—	$—	$—	$—	$—

Net (Loss) Income Available for the Company	$		$(14,548)	$23,260	$	$20,023	$(19,263)

Net (Loss) Income Available for Common Stockholders
Basic			(19,143)	2,224		2,418	(22,214)
Diluted			(19,143)	23,260		2,957	(22,214)

Net (Loss) Income Per Share Available for Common Stockholders

Basic	$		$(35.06)	$11.18	$	$10.03	$(1,306.71)

Diluted	$		$(35.06)	$5.56	$	$3.96	$(1,306.71)

Weighted average common shares outstanding
Basic			546	199		241	17
Diluted			546	4,180		747	17

Balance sheet data (in thousands)	As of September 30, 2014 (Restated)
	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering		Evolent Health, Inc. pro forma for offering reorganization		Evolent Health Holdings, Inc. historical
Cash	$		$		$—
Total Current Assets					—
Equity method investment		—		—	41,487
Total Assets					41,487
Total Liabilities					—
Total Redeemable Preferred Stock					39,273
Total Equity					2,214

Total Liabilities, Redeemable Preferred Stock and Equity	$		$		$41,487

Other financial and operational data

(in thousands)	Pro forma for offering reorganization and as adjusted for offering	Historical		Pro forma for offering reorganization and as adjusted for offering	Historical
	Nine months ended September 30,			Year ended December 31,
	2014	2014	2013	2013	2013	2012
		(Restated)

Evolent Health, Inc.
EBITDA(1)	$	$—	$—	$	$—	$—
Adjusted EBITDA(1)		—	—		—	—

Evolent Health LLC
EBITDA(1)	—	$(28,737)	$(20,600)	—	$(30,148)	$(18,904)
Adjusted EBITDA(1)	—	$(24,015)	$(19,464)	—	$(28,913)	$(18,817)

(1)	We define “EBITDA” as net (loss) income before interest (income) / expense, income tax (benefit) / expense and depreciation and amortization expense. We define “Adjusted EBITDA” as EBITDA adjusted to exclude stock-based compensation. EBITDA and Adjusted EBITDA do not represent, and should not be considered as, alternatives to net (loss) income or cash flows from operations, each as determined in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

Evolent Health, Inc.

Pro forma for offering reorganization and as adjusted for offering
(in thousands)	Nine months ended September 30, 2014	Year ended December 31, 2013
Net loss	$	$
Depreciation and amortization expense
Interest (income) / expense
Income tax expense / (benefit)

EBITDA

Stock-based compensation(a)

Adjusted EBITDA	$	$

Evolent Health LLC

	Historical
	Nine months ended		Year ended
	September 30,		December 31, 2013
(in thousands)	2014	2013	2013	2012
	(Restated)
Net loss	$(30,593)	$(22,688)	$(32,814)	$(19,263)
Depreciation and amortization expense	1,995	1,259	1,838	714
Interest (income) / expense, net	(139)	821	820	(18)
Income tax expense / (benefit)	—	8	8	(337)

EBITDA	(28,737)	(20,600)	(30,148)	(18,904)

Stock-based compensation(a)	4,722	1,136	1,235	87

Adjusted EBITDA	$(24,015)	$(19,464)	$(28,913)	$(18,817)

(a)	Represents stock-based compensation expenses related to equity awards granted to certain of Evolent Health LLC’s employees.

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus, before deciding whether to purchase shares of our Class A common stock. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks relating to our business and industry

The market for healthcare in the United States is in the early stages of structural change and is rapidly evolving, which makes it difficult to forecast demand for our products and services.

The market for healthcare in the United States is in the early stages of structural change and is rapidly evolving. Our future financial performance will depend in part on growth in this market and on our ability to adapt to emerging demands of this market. It is difficult to predict with any precision the future growth rate and size of our target market.

The rapidly evolving nature of the market in which we operate, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our long-term outlook and forecast annual performance. We believe demand for our products and services has been driven in large part by price pressure in traditional FFS healthcare, a regulatory environment that is incentivizing value-based care models, a rapid expansion of retail insurance, broader use of the Internet and advances in technology. Widespread acceptance of the value-based care model is critical to our future growth and success. A reduction in demand for our products and services caused by lack of acceptance, technological challenges, competing offerings or other factors would result in a lower revenue growth rate or decreased revenue, either of which could negatively impact our business and results of operations. In addition, our business, financial condition and results of operations may be adversely affected if healthcare reform is not implemented in accordance with our expectations or if it is amended in a way that impacts our business and results in our failure to execute our growth strategies.

If we fail to effectively manage our growth, our business and results of operations could be harmed.

We have expanded our operations significantly since our inception. For example, we grew from six full-time employees at inception to 733 full-time employees as of December 17, 2014, and our revenue increased from $27.6 million for the nine months ended September 30, 2013 to $74.2 million for the nine months ended September 30, 2014. If we do not effectively manage our growth as we continue to expand, the quality of our products and services could suffer. Our growth to date has increased the significant demands on our management, our operational and financial systems and infrastructure and other resources. In order to successfully expand our business, we must effectively recruit, integrate and motivate new employees, while maintaining the beneficial aspects of our corporate culture. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and results of operations could be harmed. We must also continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully manage these processes, our business and results of operations could be harmed.

We derive a significant portion of our revenues from our largest partners.

Historically, we have relied on a limited number of partners for a substantial portion of our total revenue and accounts receivable. Our four largest partners, Indiana University Health, WakeMed Health and Hospitals, Piedmont WellStar Health Plan and Premier Health Partners, comprised approximately 26%, 21%, 16% and 14%, respectively, of our revenue for the nine months ended September 30, 2014 and approximately 36%, 12%, 25% and 10%, respectively, of our accounts receivable as of September 30, 2014. In addition, in fiscal 2013, our top five partners by revenue accounted for approximately 82% of our total revenue. The sudden loss of any of our partners could adversely affect our operating results.

Because we rely on a limited number of partners for a significant portion of our revenues, we depend on the creditworthiness of these partners. If the financial condition of our partners declines, our credit risk could increase. Should one or more of our significant partners declare bankruptcy, it could adversely affect the collectability of our accounts receivable and affect our bad debt reserves and net income.

Although we have long-term contracts with our partners, these contracts may be terminated before their term expires for various reasons, such as changes in the regulatory landscape and poor performance by us, subject to certain conditions. If any of our contracts with our partners is terminated, we may not be able to recover all fees due under the terminated contract, which may adversely affect our operating results.

If we are unable to offer new and innovative products and services or our products and services fail to keep pace with advances in industry standards, technology and our partners’ needs, our partners may terminate or fail to renew their relationship with us and our revenue and results of operations may suffer.

Our success depends on providing high-quality products and services that healthcare providers use to improve clinical, financial and operational performance. If we cannot adapt to rapidly evolving industry standards, technology and increasingly sophisticated and varied partner needs, our existing technology could become undesirable, obsolete or harm our reputation. We must continue to invest significant resources in our personnel and technology in a timely and cost-effective manner in order to enhance our existing products and services and introduce new high-quality products and services that existing partners and potential new partners will want. Our operating results would also suffer if our innovations are not responsive to the needs of our existing partners or potential new partners, are not appropriately timed with market opportunity, are not effectively brought to market or significantly increase our operating costs. If our new or modified product and service innovations are not responsive to partner preferences, emerging industry standards or regulatory changes, are not appropriately timed with market opportunity or are not effectively brought to market, we may lose existing partners or be unable to obtain new partners and our results of operations may suffer. In addition, should any of our partners terminate their relationship with us after implementation has begun, we would not only lose our time, effort and resources invested in that implementation, but we would also have lost the opportunity to leverage those resources to build a relationship with other partners over that same period of time.

We also engage third-party vendors to develop, maintain and enhance our technology solutions, and our ability to develop and implement new technologies is therefore dependent on our ability to engage suitable vendors. We may also need to license software or technology from third parties in order to maintain, expand or modify our technology platform. However, there is no guarantee we will be able to enter into such agreements on acceptable terms or at all. The functionality of our platform depends, in part, on our ability to integrate it with third-party applications and data management systems that our partners use and from which they obtain data. These third parties may terminate their relationships with us, change the features of their applications and platforms, restrict our access to their applications and platforms or alter the terms governing use of their applications, data management systems and application programming interfaces and access to those applications and platforms in an adverse manner.

The growth of our business relies, in part, on the growth of our partners and certain revenues from our engagements, which are difficult to predict and are subject to factors outside of our control.

We enter into agreements with our partners under which a significant portion of our fees are variable, including fees which are dependent upon the number of members that are covered by our partner’s healthcare plan each month, expansion of our partners and the services that we provide. The number of members covered by a partner’s healthcare plan is often impacted by factors outside of our control, such as the actions of our partner or third parties. Accordingly, revenue under these agreements is uncertain and unpredictable. If the number of members covered by one or more of our partner’s plans were to be reduced by a material amount, such decrease would lead to a decrease in our revenue, which could harm our business, financial condition and results of operations. In addition, growth forecasts of our partners are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the markets in which our partners compete meet the size estimates and growth forecasted, their health plan membership could fail to grow at similar rates, if at all.

In addition, the transition to value-based care may be challenging for our partners. For example, fully capitated provider risk arrangements have had a history of financial challenges for providers. Our partners may also have difficulty in value-based care if premium pricing is under pressure. Furthermore, revenue under our partner contracts may differ from our projections because of the termination of the contract for cause or at specified life cycle events, or because of fee reductions that are occasionally given after the contract is initially signed.

If we do not continue to attract new partners, we may not achieve our revenue projections, and our results of operations would be harmed.

In order to grow our business, we must continually attract new partners. Our ability to do so depends in large part on the success of our sales and marketing efforts. Potential partners may seek out other options. Therefore, we must demonstrate that our products and services provide a viable solution for potential partners. If we fail to provide high-quality solutions and convince individual partners of our value proposition, we may not be able to retain existing partners or attract new partners. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of the market for our products and services due in part to the rapidly evolving nature of the healthcare and technology industries and the substantial resources available to our existing and potential competitors. If the market for our products and services declines or grows more slowly than we expect, or if the number of individual partners that use our solutions declines or fails to increase as we expect, our revenue, results of operations, financial condition, business and prospects could be harmed.

We typically incur significant upfront costs in our partner relationships, and if we are unable to grow these partner relationships over time, we are unlikely to recover these costs and our operating results may suffer.

We devote significant resources and incur significant upfront costs to establish relationships with our partners and implement our products and services, including in connection with the Blueprint phase of a partner’s engagement. Some of our partners undertake a significant and prolonged evaluation process, including to determine whether our products and services meet their unique health system needs, which has in the past resulted in extended periods of time to establish a long-term partner relationship. Our efforts involve educating our partners about the use, technical capabilities and benefits of our products and services. Accordingly, our operating results will depend in substantial part on our ability to deliver a successful partner experience and persuade our partners to grow their relationship with us over time. There is no guarantee that we will be able to successfully convert a customer of our transformation services into a partner of our platform and operations services. If we are unable to sell additional products and services to existing partners, or enter into and maintain favorable relationships with new partners, it could have a material adverse effect on our business, financial condition and results of operations. As we expect to grow rapidly, our customer acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. In addition, we estimate the costs and timing for completing the transformation phase, including the Blueprint phase, of the partner relationship. These estimates reflect our best judgment. Any increased or unexpected costs or unanticipated delays, including delays caused by factors outside our control, could cause our operating results to suffer.

If the estimates and assumptions we use to determine the size of our target market are inaccurate, our future growth rate may be impacted and our business would be harmed.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the market for our services may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

The principal assumptions relating to our market opportunity include health insurance expenditures, the total percentage of payments providers receive under value-based contracting, the size of the provider-sponsored health plan market and the fees we believe we can charge. Our market opportunity is also based on the assumption that the strategic approach that our solution enables for our potential partners will be more attractive to our partners than competing solutions. The solution we offer our target market contemplates one strategic option—to pursue clinical and technological integration to reduce utilization and total cost—among several such options our potential partners may pursue to achieve their objectives. Our potential partners may elect to pursue a different strategic option.

If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected. For more information regarding our estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Market data and industry forecasts and projections”.

If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing partners and to our ability to attract new partners. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our partners, could make it substantially more difficult for us to attract new partners. Similarly, because our existing partners often act as references for us with prospective new partners, any existing partner that questions the quality of our work or that of our employees could impair our ability to secure additional new partners. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with partners, which would harm our business, results of operations and financial condition.

Consolidation in the healthcare industry could have a material adverse effect on our business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create larger and more integrated healthcare delivery systems with greater market power. We expect regulatory and economic conditions to result in additional consolidation in the healthcare industry in the future. As consolidation accelerates, the economies of scale of our partners’ organizations may grow. If a partner experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our products and services. In addition, as healthcare providers consolidate to create larger and more integrated healthcare delivery systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our products and services. Finally, consolidation may also result in the acquisition or future development by our partners of products and services that compete with our products and services. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition and results of operations.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business and operating results will be harmed.

The market for our products and services is fragmented, competitive and characterized by rapidly evolving technology standards, customer needs and the frequent introduction of new products and services. Our competitors range from smaller niche companies to large, well-financed and technologically-sophisticated entities.

We compete on the basis of several factors, including breadth, depth and quality of product and service offerings, ability to deliver clinical, financial and operational performance improvement through the use of products and services, quality and reliability of services, ease of use and convenience, brand recognition and the ability to integrate services with existing technology. Some of our competitors are more established, benefit from greater brand recognition, have larger client bases and have substantially greater financial, technical and marketing resources. Other competitors have proprietary technology that differentiates their product and service offerings from ours. Our competitors are constantly developing products and services that may become more efficient or appealing to our existing partners and potential partners. Additionally, some healthcare information technology providers have begun to incorporate enhanced analytical tools and functionality into their core product and service offerings used by healthcare providers. As a result of these competitive advantages, our competitors and potential competitors may be able to respond more quickly to market forces, undertake more extensive marketing campaigns for their brands, products and services and make more attractive offers to our existing partners and potential partners.

We also compete on the basis of price. We may be subject to pricing pressures as a result of, among other things, competition within the industry, consolidation of healthcare industry participants, practices of managed care organizations, government action and financial stress experienced by our partners. If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations will be adversely affected.

We cannot be certain that we will be able to retain our current partners or expand our partner base in this competitive environment. If we do not retain current partners or expand our partner base, or if we have to renegotiate existing contracts, our business, financial condition and results of operations will be harmed. Moreover, we expect that competition will continue to increase as a result of consolidation in both the healthcare information technology and healthcare industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business, financial condition and results of operations.

Exclusivity and right of first refusal clauses in some of our partner and founder contracts may prohibit us from partnering with certain other providers in the future, and as a result may limit our growth.

Some of our partner and founder contracts include exclusivity and right of first refusal clauses. Any founder contracts with exclusivity, right of first refusal or other restrictive provisions may limit our ability to conduct business with certain potential partners, including competitors of our founders. For example, under the UPMC IP Agreement, if we were to conduct business with certain precluded providers, it would result in the loss of the license thereunder. Partner contracts with exclusivity or other restrictive provisions may limit our ability to partner with or provide services to other providers or purchase services from other vendors within certain time periods. Accordingly, these exclusivity clauses may prevent us from entering into long-term relationships with potential partners and could cause our business, financial condition and results of operations to be harmed. See “Certain relationships and related transactions—Commercial agreements with certain investors”.

The healthcare regulatory and political framework is uncertain and evolving.

Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. For example, in March 2010, the ACA was adopted, which is a healthcare reform measure that provides healthcare insurance for approximately 30 million more Americans. The ACA includes a variety of healthcare reform provisions and requirements that will become effective at varying times through 2018 and substantially changes the way healthcare is financed by both governmental and private insurers, which may significantly impact our industry and our business. Many of the provisions of the ACA will phase in over the course of the next several years, and we may be unable to predict accurately what effect the ACA or other healthcare reform measures that may be adopted in the future, including amendments to the ACA, will have on our business.

In addition, we are subject to various other laws and regulations, including, among others, the Stark Law relating to self-referrals, anti-kickback laws, antitrust laws and the privacy and data protection laws described below. See “Business—Healthcare laws and regulations”. If we were to become subject to litigation or liabilities under these or other laws, our business could be adversely affected. See “—We may become subject to litigation, which could have a material adverse effect on our business, financial condition and results of operations.”

We are subject to privacy and data protection laws governing the transmission, security and privacy of health information, which may impose restrictions on the manner in which we access personal data and subject us to penalties if we are unable to fully comply with such laws.

As described below, we are required to comply with numerous federal and state laws and regulations governing the collection, use, disclosure, storage and transmission of individually identifiable health information that we may obtain or have access to in connection with the provision of our services. These laws and regulations, including their interpretation by governmental agencies, are subject to frequent change and could have a negative impact on our business.

•	The Health Insurance Portability and Accountability Act, or HIPAA, expanded protection of the privacy and security of personal health information and required the adoption of standards for the exchange of electronic health information. Among the standards that the Department of Health and Human Services has adopted pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers, employers, health plans and individuals, security, electronic signatures, privacy and enforcement. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on us.

•

The Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, enacted as part of the American Recovery and Reinvestment Act of 2009, also known as the “Stimulus Bill”, effective February 22, 2010, set forth health information security breach notification requirements and increased penalties for violation of HIPAA. The HITECH Act requires individual notification for all breaches, media notification of breaches for over 500 individuals and at least annual reporting of all breaches to the Department of Health and Human Services. The HITECH Act also replaced the prior penalty system of one tier of penalties of $100 per violation and an annual maximum of $25,000 with a four-tier system of sanctions for breaches. Penalties now range from the original $100 per violation and an annual maximum of $25,000 for the first tier to a minimum of $50,000 per violation and an annual maximum of $1.5 million for the fourth tier. Failure to comply with the HITECH Act could result in fines and penalties that could have a material adverse effect on us.

•	Numerous other federal and state laws may apply that restrict the use and protect the privacy and security of individually identifiable information, as well as employee personal information. These include state medical privacy laws, state social security number protection laws and federal and state consumer protection laws. These various laws in many cases are not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our partners and potentially exposing us to additional expense, adverse publicity and liability, any of which could adversely affect our business.

•	Federal and state consumer protection laws are increasingly being applied by the United States Federal Trade Commission, or FTC, and states’ attorneys general to regulate the collection, use, storage and disclosure of personal or individually identifiable information, through websites or otherwise, and to regulate the presentation of website content.

There is ongoing concern from privacy advocates, regulators and others regarding data protection and privacy issues, and the number of jurisdictions with data protection and privacy laws has been increasing. Also, there are ongoing public policy discussions regarding whether the standards for deidentified, anonymous or pseudonomized health information are sufficient, and the risk of re-identification sufficiently small, to adequately protect patient privacy. These discussions may lead to further restrictions on the use of such information. There can be no assurance that these initiatives or future initiatives will not adversely affect our ability to access and use data or to develop or market current or future services.

Despite the security measures that we have in place to ensure compliance with privacy and data protection laws, our facilities and systems, and those of our third-party vendors and subcontractors, are vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors or other similar events. Under the HITECH Act, as a business associate we may also be liable for privacy and security breaches and failures of our subcontractors. Even though we provide for appropriate protections through our agreements with our subcontractors, we still have limited control over their actions and practices. A breach of privacy or security of individually identifiable health information by a subcontractor may result in an enforcement action, including criminal and civil liability, against us. Due to the recent enactment of the HITECH Act, we are not able to predict the extent of the impact such incidents may have on our business. Our failure to comply may result in criminal and civil liability because the potential for enforcement action against business associates is now greater. Enforcement actions against us could be costly and could interrupt regular operations, which may adversely affect our business. While we have not received any notices of violation of the applicable privacy and data protection laws and believe we are in compliance with such laws, there can be no assurance that we will not receive such notices in the future.

If we are unable to obtain, maintain and enforce intellectual property protection for our technology and products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology and products substantially similar to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our business depends on proprietary technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade-secret, and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our proprietary technology and content. We are pursuing the registration of our trademarks and service marks in the United States. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming. Effective trademark, trade-secret and copyright protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. These measures, however, may not be sufficient to offer us meaningful protection. If we are unable to protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology and products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our products and services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or products in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to develop and commercialize our services and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the market for healthcare in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners, our licensees or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology at all, license the technology on reasonable terms or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any claims from third parties asserting infringement of their intellectual property rights. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We may use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop products and services that are similar to or better than ours.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary information, the value of our technology and products could be adversely affected.

We may not be able to protect our trade secrets, know-how and other proprietary information adequately. Although we use reasonable efforts to protect this proprietary information and technology, our employees, consultants and other parties may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally obtained and is using any of our proprietary information or technology is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. We rely, in part, on non-disclosure, confidentiality and invention assignment agreements with our employees, consultants and other parties to protect our trade secrets, know-how and other intellectual property and proprietary information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other proprietary information.

We depend on certain technologies that are licensed to us. We do not control the intellectual property rights covering these technologies and any loss of our rights to these technologies or the rights licensed to us could prevent us from developing and/or commercializing our products.

We are a party to a number of license agreements under which we are granted rights to intellectual property that is important to our business, and we expect that we may need to enter into additional license agreements in the future. We rely on these licenses to use various proprietary technologies that are material to our business, including without limitation those technologies licensed under an intellectual property and development services license agreement between us and UPMC, or the UPMC IP Agreement, a technology license agreement between us and UPMC, or the UPMC Technology Agreement, and an intellectual property license and data access agreement with The Advisory Board, or The Advisory Board IP Agreement. Under the UPMC IP Agreement, certain of UPMC’s proprietary analytics models and know-how are licensed to us on a non-exclusive basis from UPMC; pursuant to the UPMC Technology Agreement, UPMC’s proprietary technology platform, associated know-how and the Identifi® trademark are licensed to us on an irrevocable, non-exclusive basis from UPMC; in each case, subject to certain ongoing territorial, time and use restrictions. Under The

Advisory Board IP Agreement, we hold a license to use a business plan and operating model designed by The

Advisory Board, a right to access certain analysis, data and proprietary information of The Advisory Board, we obtain a membership in The Advisory Board’s healthcare industry program, and the right to access key Advisory Board personnel and assistance in our promotion and sales efforts. Our rights to use these technologies and know-how and employ the software claimed in the licensed technologies are subject to the continuation of and our compliance with the terms of those licenses. Our existing license agreements impose, and we expect that future license agreements will impose on us, various exclusivity obligations. If we fail to comply with our obligations under these agreements, the applicable licensor may have the right to terminate our license, in which case we may not be able to develop or commercialize the products or technologies covered by the license.

Disputes may arise between us and our licensors regarding intellectual property rights subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	our obligations with respect to the use of the licensed technology in relation to our services and technologies, and which activities satisfy those obligations;

•	whether our activities are in compliance with the restrictions placed upon our rights to use the licensed technology by our licensors; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected products and technologies.

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we license, and any failure by us or our licensors to obtain, maintain and enforce these rights could have a material adverse effect on our business. In some cases, we do not have control over the prosecution, maintenance or enforcement of the intellectual property rights that we license, and may not have sufficient ability to consult and input into the prosecution and maintenance process with respect to such intellectual property, and our licensors may fail to take the steps we feel are necessary or desirable in order to obtain, maintain and enforce the licensed intellectual property rights and, as a result, our ability to retain our competitive advantage with respect to our products and technologies may be materially affected.

Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition and results of operations.

We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications are built and operate, including under the UPMC IP Agreement, the UPMC Technology Agreement and The Advisory Board IP Agreement. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our products and services. In addition, we obtain a portion of the data that we use from government entities, public records and from our partners for specific partner engagements. We believe that we have all rights necessary to use the data that is incorporated into our products and services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and products. In addition, certain of our products depend on maintaining our data and analytics platform, which is populated with data disclosed to us by our partners with their consent. If these partners revoke their consent for us to maintain, use, de-identify and share this data, consistent with applicable law, our data assets could be degraded.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide products and services to our partners would be materially adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Some of this software is proprietary and some is open source software. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain or comply with any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

Data loss or corruption due to failures or errors in our systems or service disruptions at our data centers may adversely affect our reputation and relationships with existing partners, which could have a negative impact on our business, financial condition and results of operations.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. Complex software such as ours may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. We continually introduce new software and updates and enhancements to our existing software. Despite testing by us, we may discover defects or errors in our software. Any defects or errors could expose us to risk of liability to partners and the government and could cause delays in the introduction of new products and services, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or partner satisfaction with our products and services or cause harm to our reputation.

Furthermore, our partners might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation and lead to significant partner relations problems.

Our business is subject to online security risks, and if we are unable to safeguard the security and privacy of confidential data, our reputation and business will be harmed.

Our services involve the collection, storage and analysis of confidential information. In certain cases such information is provided to third parties, for example, to the service providers who provide hosting services for our technology platform, and we may be unable to control the use of such information or the security protections employed by such third parties. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. Despite our implementation of security measures, techniques used to obtain unauthorized access to information or to sabotage information technology systems change frequently. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any compromise or perceived compromise of our security (or the security of our third-party service providers who have access to confidential information) could damage our reputation and our relationship with our partners, could reduce demand for our products and services and could subject us to significant liability as well as regulatory action. In addition, in the event that new data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to timely implement required changes could subject us to liability for non-compliance.

We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our partners, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with partners, adversely affecting our brand and our business.

Our ability to deliver our products and services, particularly our cloud-based solutions, is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable Internet access and services and reliable telephone and facsimile services. Our services are designed to operate without interruption in accordance with our service level commitments.

However, we have experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our services, and we may experience more significant interruptions in the future. We rely on internal systems as well as third-party suppliers, including bandwidth and telecommunications equipment providers, to provide our services. We do not maintain redundant systems or facilities for some of these services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our services and prevent or inhibit the ability of our partners to access our services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our partners, our business, results of operations and financial condition. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss and other natural disasters;
•	telecommunications failures;
•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses and similar disruptive problems; and
•	other potential interruptions.

Any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with partners and adversely affect our business and could expose us to third-party liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of our Internet connection may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services.

We rely on third-party vendors to host and maintain our technology platform.

We rely on third-party vendors to host and maintain our technology platform, including Identifi®. Our ability to offer our services and operate our business is therefore dependent on maintaining our relationships with third-party vendors, particularly UPMC, and entering into new relationships to meet the changing needs of our business. Any deterioration in our relationships with such vendors or our failure to enter into agreements with vendors in the future could harm our business, results of operations and financial condition. Despite precautions taken at our vendors’ facilities, the occurrence of a natural disaster, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our service. These service interruption events could cause our platform to be unavailable to our partners and impair our ability to deliver services and to manage our relationships with new and existing partners, which in turn could materially affect our results of operations.

If our vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be significantly disrupted. Two of our vendor agreements may be unilaterally terminated by the licensor for convenience, and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all. We may also incur substantial costs, delays and disruptions to our business in transitioning such services to ourselves or other third-party vendors. In addition, third-party vendors may not be able to provide the services required in order to meet the changing needs of our business.

We depend on our senior management team, and the loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for management personnel have greater financial and other resources than we do. While we intend to enter into employment agreements with certain of our executive officers prior to the completion of this offering, all of our employees are and will remain “at-will” employees, and their employment can be terminated by us or them at any time, for any reason and without notice, subject, in certain cases, to severance payment rights. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to hire other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. In addition, volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart. If we are not able to retain any of our key management personnel, our business could be harmed.

We may make future acquisitions and investments which may be difficult to integrate, divert management resources, result in unanticipated costs or dilute our stockholders.

Part of our business strategy is to acquire or invest in companies, products or technologies that complement our current products and services, enhance our market coverage or technical capabilities or offer growth opportunities. Future acquisitions and investments could pose numerous risks to our operations, including:

•	difficulty integrating the purchased operations, products or technologies;

•	substantial unanticipated integration costs;

•	assimilation of the acquired businesses, which may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

•	the loss of key employees, particularly those of the acquired operations;

•	difficulty retaining or developing the acquired business’ customers;

•	adverse effects on our existing business relationships;

•	failure to realize the potential cost savings or other financial benefits or the strategic benefits of the acquisitions, including failure to consummate any proposed or contemplated transaction; and

•	liabilities from the acquired businesses for infringement of intellectual property rights or other claims and failure to obtain indemnification for such liabilities or claims.

In connection with these acquisitions or investments, we could incur debt, amortization expenses related to intangible assets or large and immediate write-offs, assume liabilities or issue stock that would dilute our current stockholders’ ownership. We may be unable to complete acquisitions or integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the ownership of our stockholders.

We may need to raise additional funds in order to:

•	finance unanticipated working capital requirements;

•	develop or enhance our technological infrastructure and our existing products and services;

•	fund strategic relationships, including joint ventures and co-investments;

•	fund additional implementation engagements;

•	respond to competitive pressures; and

•	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are unavailable or are unavailable on acceptable terms, our ability to fund our expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the ownership of our then-existing stockholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing stockholders. In addition, any indebtedness we incur and restrictive covenants contained in the agreements related thereto could:

•	make it difficult for us to satisfy our obligations, including interest payments on any debt obligations;

•	limit our ability to obtain additional financing to operate our business;

•	require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund capital expenditures and working capital and other general operational requirements;

•	limit our flexibility to plan for and react to changes in our business and the healthcare industry;

•	place us at a competitive disadvantage relative to our competitors;

•	limit our ability to pursue acquisitions; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

The occurrence of any one of these events could cause a significant decrease in our liquidity and impair our ability to pay amounts due on any indebtedness, and could have a material adverse effect on our business, financial condition and results of operations.

We have experienced net losses in the past and we may not achieve profitability in the future.

After giving pro forma effect to the offering reorganization, we would have experienced a net loss of $         million for fiscal 2013 and $         million for the nine months ended September 30, 2014. We also anticipate a net loss for fiscal 2014. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest to grow our business and build relationships with partners, develop our platform, develop new solutions and comply with being a public company. We expect to incur significant additional expenses as a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In addition, to the extent we are successful in increasing our partner base, we could incur increased losses because significant costs associated with entering into partner agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company”.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission, or SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth as a public company will also require us to commit additional management, operational and financial resources to identify new professionals to join our company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

As an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Our pro forma financial information may not be representative of our future performance.

In preparing the unaudited pro forma consolidated financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering and the contemplated use of the estimated net proceeds from this offering. The unaudited pro forma consolidated financial information also reflects the application of purchase accounting. The estimates and assumptions used in the calculation of the unaudited pro forma consolidated financial information in this prospectus may be materially different from our actual experience. Accordingly, the unaudited pro forma consolidated financial information included in this prospectus does not purport to indicate the results that would have actually been achieved had the offering reorganization been completed on the assumed date or for the periods presented, or which may be realized in the future, nor does it give effect to any events other than those described in our unaudited pro forma consolidated financial statements and notes thereto.

We may become subject to litigation, which could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to litigation in the future. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we are not, or cannot be, insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having a material adverse effect on our business, financial condition, results of operations, cash flow and per share trading price of our Class A common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely impact our ability to attract directors and officers.

Risks relating to our structure

We will be a holding company and our only material asset after completion of the offering reorganization and this offering will be our interest in Evolent Health LLC and, accordingly, we will be dependent upon distributions from Evolent Health LLC to pay taxes and other expenses.

We will be a holding company and will have no material assets other than our ownership of Class A common units of Evolent Health LLC. We will have no independent means of generating revenue. Evolent Health LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not itself be subject to U.S. federal income tax. Instead, its net taxable income will generally be allocated to its members, including us, pro rata according to the number of common units each member owns. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Evolent Health LLC and also will incur expenses related to our operations. We intend to cause Evolent Health LLC to distribute cash to its members, including us, in an amount sufficient to cover all of our tax liabilities and dividends, if any, declared by us, as well as any payments due under the tax receivables agreements, as described under “The reorganization of our corporate structure—Tax receivables agreements”. To the extent that we need funds to pay our tax or other liabilities or to fund our operations, and Evolent Health LLC is restricted from making distributions to us under applicable agreements, laws or regulations or does not have sufficient cash to make these distributions, we may have to borrow funds to meet these obligations and operate our business, and our liquidity and financial condition could be materially adversely affected. To the extent that we are unable to make payments under the tax receivables agreements for any reason, such payments will be deferred and will accrue interest until paid.

We will be required to pay our existing investors for certain tax benefits we may claim in the future, and these amounts are expected to be material.

The Class B common units held upon consummation of the transactions described in “The reorganization of our corporate structure” may in the future be exchanged (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock. The exchanges may result in increases in the tax basis of the assets of Evolent Health LLC that otherwise would not have been available. In addition, we expect that certain net operating losses will be available to us as a result of the transactions described in “The reorganization of our corporate structure”. These increases in tax basis and net operating losses may reduce the amount of tax that we would otherwise be required to pay in the future, although the Internal Revenue Service, or IRS, may challenge all or a part of the tax basis increases and net operating losses, and a court could sustain such a challenge.

We will enter into a tax receivables agreement related to the tax basis step-up of the assets of Evolent Health LLC, which we refer to as the basis tax receivables agreement, with the holders of Class B common units and certain of our other current investors, pursuant to which we will pay them 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of these possible increases in tax basis resulting from our purchases or exchanges of Class B common units as well as certain other benefits attributable to payments under the basis tax receivables agreement itself.

We will also enter into a tax receivables agreement related to certain net operating losses of the former members of Evolent Health LLC, which we refer to as the NOL tax receivables agreement, with certain of our current investors that will provide for the payment to them of 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the NOL tax receivables agreement. We refer to the basis tax receivables agreement and the NOL tax receivables agreement collectively as the tax receivables agreements.

The payments that we make under the tax receivables agreements could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of             , if all of the Class B common units were acquired by us in taxable transactions at the time of the closing of this offering for a price of $         (the midpoint of the price range set forth on the cover page of this prospectus) per Class B common unit, we estimate that the amount that we would be required to pay under the basis tax receivables agreement could be approximately $        . Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, we estimate that the amount that we would be required to pay under the NOL tax receivables agreement could be approximately $        . The actual amounts may be materially greater than these hypothetical amounts as potential future payments will vary depending on a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of the exchanges, the amount, character and timing of our income and the tax rates then applicable. Payments under the tax receivables agreement are not conditioned on our existing investors’ continued ownership of any of our equity after this offering.

We will not be reimbursed for any payments made to our existing investors under the tax receivables agreements in the event that any tax benefits are disallowed.

If the IRS successfully challenges the tax basis increases or the existence or amount of the net operating losses at any point in the future after payments are made under the tax receivables agreements, we will not be reimbursed for any payments made under the applicable tax receivables agreement (although future payments under the applicable tax receivables agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the IRS). As a result, in certain circumstances, we could be required to make payments under the tax receivables agreements in excess of our cash tax savings.

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from future exchanges of Class B common units for our Class A common stock, the utilization of certain tax attributes previously held by Evolent Health Holdings, Inc. and an affiliate of TPG and from payments made under the tax receivables agreements.

Our ability to realize the tax benefits that we currently expect to be available as a result of the increases in tax basis created by any future exchanges of Class B common units (together with an equal number of shares of our Class B common stock) for our Class A common stock and by the payments made pursuant to the basis tax receivables agreement, and our ability to utilize the pre-offering net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG and the interest deductions imputed under the tax receivables agreements all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income were insufficient or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders’ equity could be negatively affected. See “The reorganization of our corporate structure—Tax receivables agreements”.

In certain circumstances, Evolent Health LLC will be required to make distributions to us and the existing owners of Evolent Health LLC and the distributions that Evolent Health LLC will be required to make may be substantial.

Evolent Health LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to its members, including us. We intend to cause Evolent Health LLC to make pro rata cash distributions, or tax distributions, to its members in an amount sufficient to allow each member to pay taxes on such member’s allocable share of the net taxable income of Evolent Health LLC. Funds used by Evolent Health LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of Evolent Health LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result of the potential differences in the amount of net taxable income allocable to us and the Class B common unit holders, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivables agreements. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Evolent Health LLC, the Class B common unit holders would benefit from any value attributable to such accumulated cash balances as a result of its ownership of Class A common stock following an exchange of its Class B common units in Evolent Health LLC (including any exchange upon an acquisition of us).

In certain cases, payments by us under the tax receivables agreements may be accelerated or significantly exceed the tax benefits we realize in respect of the tax attributes subject to the tax receivables agreements.

The tax receivables agreements will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivables agreements, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to the existing holders of Class B common units, the former stockholders of Evolent Health Holdings, Inc. and the former stockholders of an affiliate of TPG. Such payment would be based on certain valuation assumptions and deemed events set forth in the tax receivables agreements, including the assumption that we have sufficient taxable income to fully utilize such tax benefits. The benefits would be payable even though, in certain circumstances, no Class B common units are actually exchanged and no net operating losses are actually used at the time of the accelerated payment under the tax receivables agreement, thereby resulting in no corresponding tax basis step up at the time of such accelerated payment under the basis tax receivables agreement. Accordingly, payments under the tax receivables agreements may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the tax receivables agreements. In these situations, our obligations under the tax receivables agreements could have a substantial negative impact on our liquidity. We may not be able to finance our obligations under the tax receivables agreements and any indebtedness we incur may limit our subsidiaries’ ability to make distributions to us to pay these obligations. In addition, our obligations under the tax receivables agreements could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control that could be in the best interests of holders of our Class A common stock.

Different interests among our investors or between our investors and us, including with respect to related party transactions, could prevent us from achieving our business goals.

For the foreseeable future, we expect that a majority of our board of directors will include directors who are affiliated with entities that may have commercial relationships with us. See “Certain relationships and related transactions”. Certain of our existing investors could have business interests that conflict with those of the other investors, which may make it difficult for us to pursue strategic initiatives that require consensus among our owners.

Our relationship with our existing investors, who will own     % of our Class A common stock,     % of our Class B common stock and a     % economic interest in Evolent Health LLC, following the completion of the offering reorganization and this offering, could create conflicts of interest among our investors, or between our investors and us, in a number of areas relating to our past and ongoing relationships. For example, certain of our products and services compete (or may compete in the future) with various products and services of our investors. In addition, our existing investors may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivables agreements that we intend to enter into in connection with this offering, and whether and when Evolent Health, Inc. should terminate the tax receivables agreements and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing investors’ tax or other considerations even where no similar benefit would accrue to us. Except as set forth in the tax receivables agreements and the stockholders’ agreement that we intend to enter into with our existing investors, which we refer to as the stockholders’ agreement, there are not any formal dispute resolution procedures in place to resolve conflicts between us and our existing investors or among our existing investors. We may not be able to resolve any potential conflicts between us and an existing investor and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party.

The agreements between us and certain of our existing investors were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties.

The contractual agreements that we have with certain of our existing investors were negotiated in the context of an affiliated relationship in which representatives of such existing investors and their affiliates comprised a significant portion of our board of directors. As a result, the financial provisions, and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of such existing investors and termination and default provisions may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances, which could have a material adverse effect on our business, financial condition and results of operations. See “Certain relationships and related transactions—Commercial agreements with certain investors”.

We expect to be a “controlled company” within the meaning of the              rules and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Certain of our existing investors that we expect to be a party to a stockholders’ agreement upon the completion of this offering will own a majority of the voting power of our outstanding common stock following the completion of this offering. Accordingly, we expect to be considered a “controlled company” under the stock exchange rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors” as defined under the exchange rules; and

•	we have a compensation committee and a nominating and corporate governance committee that is composed of independent directors.

We intend to take advantage of these exemptions following the completion of this offering. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange’s corporate governance requirements. See “Management—Controlled company”.

Risks relating to this offering and ownership of our Class A common stock

There may not be an active, liquid trading market for our Class A common stock.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any shares of our Class A common stock that you purchase, or the price at which you may be able to sell such shares may decline. The initial public offering price of shares of our Class A common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;
•	actual or anticipated fluctuations in our quarterly financial reports and results of operations;
•	our ability to satisfy our ongoing capital needs and unanticipated cash requirements;
•	indebtedness incurred in the future;
•	introduction of new products and services by us or our competitors;
•	issuance of new or changed securities analysts’ reports or recommendations;
•	sales of large blocks of our stock;
•	additions or departures of key personnel;
•	regulatory developments;
•	litigation and governmental investigations; and
•	economic and political conditions or events.

These and other factors may cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our Class A common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. As a new public company, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

If our existing stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Class A common stock could also depress our market price. Upon the completion of this offering, we will have              shares of Class A common stock outstanding. In addition,              options that are held by our employees are currently exercisable or will be exercisable in 2015. Our executive officers and directors will be subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares eligible for future sale”. After all of these lock-up periods have expired, the holding periods have elapsed and, in the case of restricted stock, the shares have vested, additional shares will be eligible for sale in the public market. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.

The market price of our Class A common stock could decline due to the large number of shares of Class A common stock eligible for future sale upon the exchange of Class B common units.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock eligible for future sale upon the exchange of Class B common units (together with an equal number of shares of our Class B common stock), or the perception that such sales could occur. These sales, or the possibility that these sales may occur, may also make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

After the completion of this offering,              Class A common units and              Class B common units of Evolent Health LLC will be outstanding. Each Class B common unit, together with one share of our Class B common stock, will be exchangeable for one share of Class A common stock, as described under “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC”. Pursuant to a registration rights agreement, we will grant registration rights to the holders of the Class B common units with respect to their shares of Class A common stock delivered in exchange for their Class B common units. See “The reorganization of our corporate structure—Registration rights agreement”.

Some provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated bylaws and certain of our contracts may deter third parties from acquiring us.

We expect that our amended and restated certificate of incorporation and amended and restated bylaws will, among other things:

•	prohibit stockholder action by written consent after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of shares of our common stock;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	provide that special meetings of the stockholders may be called only by or at the direction of the board of directors or the chairman of our board;

•	require advance notice to be given by stockholders for any stockholder proposals or director nominees;

•	after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of shares of our common stock, require the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock to amend certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws; and

•	after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of shares of our common stock, require the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock to remove directors and only for cause.

In addition, Section 203 of the General Corporation Law of the State of Delaware, or DGCL, may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder”. We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they will provide that each of TPG, UPMC and The Advisory Board and their transferees will not be deemed to be “interested stockholders”, and accordingly will not be subject to such restrictions.

These and other provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of our company or could make it more difficult for you and other stockholders to elect directors of your choosing or to cause us to take other corporate actions that you desire. See “Description of capital stock”. Provisions in certain of our contracts may also deter third parties from acquiring us. For example, under the UPMC IP Agreement, Evolent Health LLC’s license to certain intellectual property of UPMC would cease if we are acquired by certain specified acquirers. In addition, our contracts with certain customers would terminate if we are acquired by certain competitors or if UPMC ceases to be a subcontractor of our data and technology services. See “Certain relationships and related transactions—Commercial agreements with certain investors—License agreements”.

Our amended and restated certificate of incorporation will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (d) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (e) any other action asserting a claim against us that is governed by the internal affairs doctrine. We refer to each of these proceedings as a covered proceeding. In addition, our amended and restated certificate of incorporation will provide that if any action the subject matter of which is a covered proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors, which we refer to as a foreign action, the claiming party will be deemed to have consented to (1) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (2) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the foreign action as agent for such claiming party. Our amended and restated certificate of incorporation will also provide that, except to the extent prohibited by the DGCL, in the event that a claiming party initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in any foreign action without the prior approval of our board of directors, each such claiming party will be obligated jointly and severally to reimburse us and any officer, director or other employee made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys’ fees and other litigation expenses) that the parties may incur in connection with such foreign action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated

certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our amended and restated bylaws will provide that if a claiming party brings certain actions against us and is not successful on the merits then it will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.

Our amended and restated bylaws will provide that, except to the extent prohibited by the DGCL, and unless our board of directors otherwise approves, in the event that any claiming party (a) initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in a covered proceeding and (b) such claiming party does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such claiming party, then each such claiming party will be obligated to reimburse us and any applicable director, officer or other employee for all fees, costs and expenses of every kind and description (including, but not limited to, all attorneys’ fees and other litigation expenses) that we or any such director, officer or other employee actually incurs in connection with the covered proceeding. While application of this standard will necessarily need to take into account the particular facts, circumstances and equities of any particular claim, we would expect a claiming party to be required to prevail on the merits on substantially all of the claims asserted in the complaint and, as a result, receive substantially the full remedy that it was seeking (including, if applicable, any equitable remedy) in order to avoid responsibility for reimbursing such fees, costs and expenses. Any person or entity purchasing or otherwise acquiring any interest in the shares of our capital stock will be deemed to have notice of and consented to this provision. This provision could have the effect of discouraging litigation against us, including claims brought by our stockholders and including claims that are partially (but not wholly) successful on the merits. However, it is currently unclear whether the Delaware legislature will take action to eliminate or limit the ability of stock corporations to implement provisions such as this, or whether Delaware courts will enforce in full a provision such as this for a Delaware stock corporation. If the Delaware legislature takes action to limit or eliminate our ability to include this provision in our amended and restated bylaws or a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our Class A common stock. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock. See “Dividend policy”.

New investors in our Class A common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common stock immediately after this offering. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and our net tangible book value as of             , if you purchase our Class A common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $         per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

In preparation of this offering, we identified a material weakness in our internal control over financial reporting, and if we are unable to remedy our material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Prior to the completion of this offering, we have been a private company and had limited accounting personnel to fully execute our accounting processes and address our internal control over financial reporting. We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly-traded company, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the later of (1) the year following our first annual report required to be filed with the SEC or (2) the date we are no longer an emerging growth company.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. During the course of preparing for this offering, we determined that a material adjustment related to accounting for stock-based awards was necessary, which required us to revise the financial statements for the nine months ended September 30, 2013 and fiscal 2013 and restate the financial statements for the nine months ended September 30, 2014. This led us to conclude that we had a material weakness in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that we identified was that we did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training to address accounting for complex, non-routine transactions.

We are currently in the process of remediating the material weakness and are taking numerous steps that we believe will address the underlying causes of the material weakness, primarily through the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience, enhancing our training programs within our accounting and finance department, and enhancing our internal review procedures during the financial statement close process. This initiative will place significant demands on our financial and operational resources, as well as our IT systems. Our current efforts to design and implement an effective control environment may not be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring. During the course of the design and implementation, we may identify additional control deficiencies, which could give rise to other material weaknesses, in addition to the material weakness described above. The material weakness described above or any newly identified material weakness could result in a misstatement of our financial statements or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and all instances of fraud will be detected. If we fail to effectively remediate deficiencies in our control environment, if we identify future material weaknesses in our internal controls over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. In addition, if we are unable to assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected. We also could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. During the course of preparing for this offering, we concluded that we had a material weakness in the design and operating effectiveness of our internal control over financial reporting. We also intend to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, which may make it more difficult for investors and securities analysts to evaluate our company, and exemptions from the requirement of holding advisory “say on pay” votes on executive compensation and advisory votes on golden parachute compensation. In addition, we have elected to report only two years of audited annual financial statements and to present management’s discussion and analysis of financial condition and results of operations for only those two years. We cannot predict if investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be up to five years. See “Prospectus summary—Implications of being an emerging growth company”.

Our operating subsidiary will have broad discretion in using the net proceeds of this offering contributed by us and may not effectively expend the proceeds.

We expect that Evolent Health LLC will use the net proceeds of this offering contributed by us for working capital and other general corporate purposes. Evolent Health LLC will have broad discretion in the application of such proceeds and we may not apply such proceeds effectively. Management might not be able to yield a significant return, or any return, on any investment of these proceeds. You will not have the opportunity to influence decisions on the use of these proceeds. See “Use of proceeds”.

Our business and stock price may suffer as a result of our lack of public company operating experience.

We have been a privately-held company since we began operations in 2011. Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our prospects, financial condition, results of operations and stock price may be harmed.

Special note regarding forward-looking statements

We have made statements under the captions “Prospectus summary”, “Risk factors”, “Management’s discussion and analysis of financial condition and results of operations”, “Unaudited Pro Forma Consolidated Financial Statements”, “Business” and in other sections of this prospectus that are forward-looking statements. All statements other than statements of historical fact included in this prospectus are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “aims”, “predicts”, “potential” or “continue”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. We believe the risks attending any forward-looking statements include, but are not limited to, those described under “Risk factors” and include, among other things:

•	the structural change in the market for healthcare in the United States;

•	our ability to effectively manage our growth;

•	the significant portion of revenues we derive from our largest partners;

•	our ability to offer new and innovative products and services;

•	the growth of our partners, which is difficult to predict and is subject to factors outside of our control;

•	our ability to attract new partners;

•	our ability to recover the significant upfront costs in our partner relationships;

•	our ability to estimate the size of our target market;

•	our ability to maintain and enhance our reputation and brand recognition;

•	consolidation in the healthcare industry;

•	competition which could limit our ability to maintain or expand market share within our industry;

•	our ability to partner with providers due to exclusivity provisions in our contracts;

•	uncertainty in the healthcare regulatory framework;

•	restrictions and penalties as a result of privacy and data protection laws;

•	adequate protection of our intellectual property;

•	any alleged infringement, misappropriation or violation of third-party proprietary rights;

•	our use of “open source” software;

•	our reliance on third parties;

•	our ability to use, disclose, de-identify or license data and to integrate third-party technologies;

•	data loss or corruption due to failures or errors in our systems and service disruptions at our data centers;

•	breaches or failures of our security measures;

•	our reliance on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users;

•	our dependency on our key personnel, and our ability to attract, hire, integrate and retain key personnel;

•	risks related to future acquisition opportunities;

•	our future indebtedness and our ability to obtain additional financing;

•	our ability to achieve profitability in the future;

•	the requirements of being a public company;

•	our pro forma financial information may not be representative of our future performance;

•	the risk of potential future litigation; and

•	our ability to remediate the material weakness in our internal control over financial reporting.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

The reorganization of our corporate structure

Overview

Evolent Health, Inc. was incorporated as a Delaware corporation on December 12, 2014. Immediately prior to the completion of this offering, we will complete a reorganization, which we refer to as the offering reorganization, pursuant to which we will amend and restate our certificate of incorporation to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described under “Description of capital stock”. Pursuant to the offering reorganization, we will also merge with Evolent Health Holdings, Inc. and an affiliate of TPG. In accordance with the terms of the mergers, each of the then-existing stockholders of Evolent Health Holdings, Inc., including UPMC and The Advisory Board, as well as certain of our existing partners and employees, will receive a certain number of shares of our Class A common stock and the right to certain payments under the tax receivables agreements in exchange for each share of common stock it holds in Evolent Health Holdings, Inc. and TPG will receive a certain number of shares of our Class A common stock and the right to certain payments under the tax receivables agreements in exchange for 100% of the common stock that it holds in its affiliate. In addition, pursuant to the offering reorganization we will issue shares of our Class B common stock to TPG and The Advisory Board, each of which is a member of Evolent Health LLC. Shares of our Class B common stock will vote together with shares of our Class A common stock as a single class, except as otherwise required by law or pursuant to our amended and restated certificate of incorporation or amended and restated bylaws. See “Description of capital stock—Class B common stock”. After completion of this offering, the existing direct and indirect investors of Evolent Health LLC will beneficially own     % in the aggregate of our outstanding Class A and Class B common stock on a combined basis. As described in more detail below, each Class B common unit of Evolent Health LLC can be exchanged (together with one share of our Class B common stock) for one share of our Class A common stock (or, at our election, cash of an equivalent value) and is otherwise non-transferrable.

Evolent Health, Inc. was formed for purposes of this offering and has, to date, engaged only in activities in contemplation of this offering. Following this offering, Evolent Health, Inc. will be a holding company and its principal asset will be all of the Class A common units in Evolent Health LLC. Our business began operations in 2011 and, historically, we operated through Evolent Health LLC and its predecessor.

There will be             shares of our Class A common stock outstanding after this offering. These shares will represent 100% of the economic rights of the holders of all classes of our capital stock.

The diagram below shows our organizational structure immediately after the offering reorganization and the completion of this offering described herein.

Holding company structure

Our only business after this offering will be to act as sole managing member of Evolent Health LLC. We will operate and control all of our businesses and affairs through Evolent Health LLC. Immediately prior to this offering, Evolent Health LLC’s operating agreement will be amended and restated to, among other things, establish two classes of equity: Class A common units held by us and Class B common units held only by TPG and The Advisory Board. Following the completion of this offering, the financial results of Evolent Health LLC will be consolidated in our financial statements.

Third amended and restated operating agreement of Evolent Health LLC

Following the offering reorganization and this offering, we will operate our business through Evolent Health LLC. The operations of Evolent Health LLC, and the rights and obligations of its members, will be governed by the third amended and restated operating agreement of Evolent Health LLC, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of the third amended and restated operating agreement.

Governance

We will serve as sole managing member of Evolent Health LLC. As such, we will control its business and affairs and will be responsible for the management of its business. No other members of Evolent Health LLC, in their capacity as such, will have any authority or right to control the management of Evolent Health LLC or to bind it in connection with any matter.

Voting and economic rights of members

Evolent Health LLC will have two series of outstanding equity: Class A common units, which may only be issued to Evolent Health, Inc., as sole managing member, and Class B common units. We refer to these Class A common units and Class B common units of Evolent Health LLC, collectively, as common units. The Class B common units will be held by TPG and The Advisory Board. The Class A common units and Class B common units will entitle their holders to equivalent economic rights, meaning an equal share in the profits and losses of, and distributions from, Evolent Health LLC. Holders of Class B common units will have no voting rights, except for the right to approve certain amendments to the third amended and restated operating agreement.

Net profits and losses of Evolent Health LLC generally will be allocated, and distributions will be made, to its members pro rata in accordance with the number of common units (Class A or Class B, as the case may be) they hold. Accordingly, net profits and net losses of Evolent Health LLC will initially be allocated, and distributions will be made, approximately     % to us and approximately     % to the holders of Class B common units (or     % and     %, respectively, if the underwriters exercise their over-allotment option in full).

Subject to the availability of net cash flow at the Evolent Health LLC level and to applicable legal and contractual restrictions, we intend to cause Evolent Health LLC to distribute to us, and to the other holders of common units, cash payments for the purposes of funding tax obligations in respect of any net taxable income that is allocated to us and the other holders of common units as members of Evolent Health LLC to fund dividends, if any, declared by us and to make any payments due under the tax receivables agreements, as described below. See “—Tax consequences”. Regardless of whether Evolent Health LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to holders of our Class A common stock will be made by our board of directors. We do not, however, expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock, as we intend to reinvest any cash flow generated by operations in our business. Class B common stock will not be entitled to any dividend payments.

Coordination of Evolent Health, Inc. and Evolent Health LLC

Whenever we issue one share of Class A common stock for cash, the net proceeds will be transferred promptly either to Evolent Health LLC in exchange for one Class A common unit, or to a holder of Class B common units in exchange for a Class B common unit and a share of our Class B common stock. If we issue other classes or series of equity securities, we will contribute to Evolent Health LLC the net proceeds we receive in connection with such issuance, and Evolent Health LLC will issue to us an equal number of equity securities with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we repurchase any shares of Class A common stock (or equity securities of other classes or series) for cash, Evolent Health LLC will, immediately prior to our repurchase, redeem an equal number of Class A common units (or its equity securities of the corresponding classes or series), upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) that are repurchased. Common units and shares of our common stock will be subject to equivalent stock splits, dividends and reclassifications.

We will not conduct any business other than the management and ownership of Evolent Health LLC, or own any other material assets (other than on a temporary basis), although we may take such actions and own such assets as are necessary to comply with applicable law, including compliance with our responsibilities as a public company under the U.S. federal securities laws, and may incur indebtedness and take other actions if we determine that doing so is in our best interest.

Issuances of common units

Class A common units may be issued only to us as the sole managing member of Evolent Health LLC. Class B common units may be issued only to TPG and The Advisory Board. Such issuances shall be made in exchange for cash or other consideration. Class B common units may not be transferred as Class B common units except to certain permitted transferees and in accordance with the restrictions on transfer set forth in the third amended and restated operating agreement of Evolent Health LLC. Any such transfer must be accompanied by the transfer of an equal number of shares of our Class B common stock.

Exchange agreement

Immediately prior to the completion of this offering, we will enter into an exchange agreement with TPG and The Advisory Board, which are the existing holders of Class B common units. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of Evolent Health LLC, holders of Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock or, at our election, cash of equivalent value, on a one-for-one basis. Any Class B common units we acquire for cash will be funded by issuing an equivalent number of shares of Class A common stock. In each case, the amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications.

Holders will not have the right to exchange Class B common units if we determine that such exchange would be prohibited by applicable law or regulation or would violate other agreements to which we may be subject. We may impose additional restrictions on exchange that we determine necessary or advisable so that Evolent Health LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. If the IRS were to contend successfully that Evolent Health LLC should be treated as a “publicly traded partnership” for U.S. federal income tax purposes, Evolent Health LLC would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income.

A holder that exchanges Class B common units will also be required to deliver an equal number of shares of our Class B common stock. In connection with each exchange, Evolent Health LLC will cancel the delivered Class B common units and issue to us Class A common units on a one-for-one basis. Thus, as holders exchange their Class B common units for Class A common stock or cash, our interest in Evolent Health LLC will increase.

We and the exchanging holder will each generally bear our own expenses in connection with an exchange, except that, subject to a limited exception, we are required to pay any transfer taxes, stamp taxes or duties or other similar taxes in connection with such an exchange.

We have reserved for issuance             shares of our Class A common stock for potential exchange in the future for Class B common units, which is the aggregate number of Class B common units to be outstanding after completion of the offering reorganization and this offering.

Exculpation and indemnification

The third amended and restated operating agreement of Evolent Health LLC will contain provisions limiting the liability of Evolent Health LLC’s members (including Evolent Health, Inc.), officers and their respective affiliates to Evolent Health LLC or any of its members. Moreover, the third amended and restated operating agreement will contain broad indemnification provisions for Evolent Health LLC’s members (including Evolent Health, Inc.), officers and their respective affiliates. Because Evolent Health LLC is a limited liability company, these provisions are not subject to the limitations on exculpation and indemnification contained in the DGCL with respect to the indemnification that may be provided by a Delaware corporation to its directors and officers.

Voting rights of Class A stockholders and Class B stockholders

Each share of our Class A common stock or our Class B common stock will entitle its holder to one vote. Immediately after this offering, our Class B stockholders will collectively hold approximately     % of the total voting power of our common stock (or     % if the underwriters exercise their over-allotment option in full).

Tax consequences

Holders of common units, including Evolent Health, Inc., generally will incur U.S. federal, state and local income taxes on their allocable shares of any net taxable income of Evolent Health LLC. We expect that the third amended and restated operating agreement of Evolent Health LLC will provide for cash distributions to its members in an amount at least equal to the members’ assumed tax liability attributable to Evolent Health LLC. We expect that distributions in respect of the members’ assumed tax liability generally will be computed based on our estimate of the net taxable income of Evolent Health LLC allocable per common unit multiplied by an assumed tax rate. Funds used by Evolent Health LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of Evolent Health LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, as a result of potential differences in the amount of net taxable income allocable to us and to the existing owners of Evolent Health LLC, as well as the use of an assumed tax rate in calculating Evolent Health LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivables agreements described below. In accordance with the third amended and restated operating agreement, Evolent Health LLC intends to make distributions to its members in respect of such assumed tax liability and to fund dividends, if any, declared by us, as well as any payments we are obligated to make under the tax receivables agreements described below.

Evolent Health LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, or the Code, which will be effective for 2015 and for each taxable year in which an exchange of Class B common units occurs, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock or, at our election, cash of equivalent value. We expect that, as a result of this election, any future exchanges of Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock, will result in increases in the tax basis in our share of the tangible and intangible assets of Evolent Health LLC at the time of such exchange, which will increase the tax depreciation and amortization deductions available to us and which could create other tax benefits. Any such increases in tax basis and tax depreciation and amortization deductions or other tax benefits could reduce the amount of tax that we would otherwise be required to pay in the future.

In addition, we expect that certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG will be available to us as a result of the offering reorganization. We will be required to pay a portion of the cash savings we actually realize from such increase in the tax basis of the tangible and intangible assets of Evolent Health LLC or from the utilization of such net operating losses to certain holders of Class B common units or contributors of the net operating losses pursuant to the NOL tax receivables agreement.

Furthermore, payments under each of the tax receivables agreements, as described below, will themselves give rise to additional tax benefits and therefore, to additional payments under the applicable tax receivables agreement. To the extent that we are unable to make payments under the tax receivables agreements for any reason, such payments will be deferred and will accrue interest until paid. See “—Tax receivables agreements”.

Tax receivables agreements

This offering is not anticipated to result in an increase in the tax basis in our share of the tangible and intangible assets of Evolent Health LLC. However, subsequent exchanges of Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock or cash, are expected to increase our tax basis in our share of Evolent Health LLC’s tangible and intangible assets. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that we would otherwise be required to pay in the future. In addition, we expect that certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG will be available to us as a result of the offering reorganization. See “—Third amended and restated operating agreement of Evolent Health LLC—Tax consequences”.

Immediately prior to the completion of this offering, we will enter into the basis tax receivables agreement with the current holders of Class B common units, TPG and The Advisory Board, and certain of our other current investors. The agreement will require us to pay to such holders 85% of the cash savings, if any, in U.S. federal, state and local income tax we realize as a result of any deductions attributable to future increases in tax basis following the exchanges described above or deductions attributable to imputed interest or future increases in tax basis following payments made under the basis tax receivables agreement.

Immediately prior to the completion of this offering, we will also enter into the NOL tax receivables agreement, pursuant to which we will pay the former stockholders of Evolent Health Holdings, Inc. and TPG 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and the affiliate of TPG attributable to periods prior to this offering, as well as deductions attributable to imputed interest on any payments made under the NOL tax receivables agreement.

The obligations under the tax receivables agreements will be our obligations and not obligations of Evolent Health LLC. We will benefit from the remaining 15% of any realized cash savings. For purposes of the tax receivables agreements, cash savings in income tax will be computed by comparing our actual income tax liability with our hypothetical liability had we not been able to utilize the tax benefits subject to the applicable tax receivables agreement. The tax receivables agreements will become effective upon the completion of this offering and will remain in effect until all such tax benefits have been used or expired, unless the agreement is terminated early, as described below. Estimating the amount of payments to be made under the tax receivables agreements cannot be done reliably at this time because any increase in tax basis, as well as the amount and timing of any payments under the tax receivables agreements, will vary depending on a number of factors, including:

•	the timing of exchanges of Class B common units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock or cash—for instance, the increase in any tax deductions will vary depending on the fair market value of the depreciable and amortizable assets of Evolent Health LLC at the time of the exchanges, and this value may fluctuate over time;

•	the price of our Class A common stock at the time of exchanges of Class B common units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock or cash—the increase in our share of the basis in the assets of Evolent Health LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of these exchanges;

•	the tax rates in effect at the time we use the increased amortization and depreciation deductions or realize other tax benefits;

•	any limitation on our utilization of the net operating losses formerly held by Evolent Health Holdings, Inc. or an affiliate of TPG under Section 382 of the Code; and

•	the amount, character and timing of our taxable income.

We will be required under the tax receivables agreements to pay 85% of the tax savings, described above, if any, as and if realized. Except in certain circumstances, if in a given taxable year we do not have taxable income, before taking into account any tax benefits subject to the tax receivables agreements, we will not be required to make payments under these agreements for that taxable year because no tax savings will have been realized.

The payments that we make under the tax receivables agreements could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of             , if all of the Class B common units were acquired by us in taxable transactions at the time of the completion of this offering for a price of $         (the midpoint of the price range set forth on the cover page of this prospectus) per Class B common unit, we estimate that the amount that we would be required to pay under the basis tax receivables agreement could be approximately $        . Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, we estimate that the amount that we would be required to pay under the NOL tax receivables agreement could be approximately $        . The actual amount we will be required to pay under the tax receivables agreements may be materially greater than these hypothetical amounts, as potential future payments will vary depending on a number of factors, including those listed above.

Payments under the tax receivables agreements are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on such payments will begin to accrue at a rate of LIBOR from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of LIBOR plus         basis points. However, to the extent that we do not have available cash to satisfy our payment obligations under the tax receivables agreements for certain enumerated reasons, such deferred payments would accrue interest at a rate of LIBOR.

The tax receivables agreements will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivables agreements, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to the existing holders of Class B common units and the former stockholders of Evolent Health Holdings, Inc. Such payment would be based on certain valuation assumptions and deemed events set forth in the tax receivables agreements, including the assumptions that we have sufficient taxable income to fully utilize such tax benefits. The benefits would be payable even though, in certain circumstances, no Class B common units are actually exchanged for our Class A Common Stock or cash and no net operating losses would actually be used at the time of the accelerated payment under the tax receivables agreements. Accordingly, payments under the tax receivables agreements may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the tax receivables agreements.

Were the IRS to successfully challenge the tax basis increases or the existence or amount of net operating losses described above, we would not be reimbursed for any payments previously made under the tax receivables agreements, but future payments under the tax receivables agreements, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the IRS. As a result, we could make payments under the tax receivables agreements in excess of our actual cash savings in income tax.

Registration rights agreement

Upon the completion of this offering, we intend to enter into a registration rights agreement with certain of our existing investors, including TPG, UPMC and The Advisory Board, to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B common units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors.

Stockholders’ agreement

Upon the completion of this offering, we intend to enter into a stockholders’ agreement with TPG, UPMC and The Advisory Board. The stockholders’ agreement will contain provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Under the stockholders’ agreement, TPG, UPMC and The Advisory Board will be entitled to nominate a majority of the members of our board of directors. In addition, TPG, UPMC and The Advisory Board will agree in the stockholders agreement to vote for each other’s board nominees.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $        , or approximately $         if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $         (assuming no exercise of the underwriters’ over-allotment option).

The principal purposes of this offering are to create a public market for our Class A common stock, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our company among potential partners, improve our competitive position, facilitate the use of our Class A common stock as consideration for future acquisitions and provide liquidity to existing members of Evolent Health LLC.

We intend to use all of the net proceeds of this offering to purchase Class A common units of Evolent Health LLC from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A Common Stock, after deducting underwriting discounts and commissions. Upon the completion of this offering, we will have acquired Class A common units representing a     % economic interest in Evolent Health LLC (or Class A common units representing a     % economic interest if the underwriters exercise their over-allotment option in full). We will not retain any of the net proceeds used to purchase the Class A common units from Evolent Health LLC.

The net proceeds from any exercise of the underwriters’ over-allotment option will be used to purchase a corresponding additional number of Class A common units from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A common stock, after deducting underwriting discounts and commissions.

We expect that Evolent Health LLC will use the net proceeds of this offering contributed by us for working capital and other general corporate purposes. Evolent Health LLC will have broad discretion in the application of such proceeds and may not apply the proceeds effectively. However, as of the date of this prospectus, we cannot specify with certainty the particular uses of these proceeds for such purposes. Management might not be able to yield a significant return, or any return, on any investment of these proceeds. You will not have the opportunity to influence decisions on the use of these proceeds.

Dividend policy

We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and any debt agreements we are then party to, and other factors our board of directors deems relevant. See “Risk Factors—Risks relating to our structure—We will be a holding company and our only material asset after completion of the offering reorganization and this offering will be our interest in Evolent Health LLC and, accordingly, we will be dependent upon distributions from Evolent Health LLC to pay taxes and other expenses”.

Our Class B common stock will not be entitled to any dividend payments.

Capitalization

The following table sets forth the cash and current investments and capitalization as of September 30, 2014 of:

•	our predecessor, Evolent Health Holdings, Inc., on an actual basis;

•	Evolent Health, Inc. on a pro forma basis to give effect to the offering reorganization described under “The reorganization of our corporate structure”; and

•	Evolent Health, Inc. on a pro forma as adjusted basis to give further effect to the issuance and sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of proceeds”.

This table should be read in conjunction with the sections of this prospectus titled “The reorganization of our corporate structure”, “Unaudited pro forma consolidated financial information”, “Selected historical financial and operational data” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro forma for offering reorganization	Pro forma for offering reorganization and as adjusted for offering(1)
	(in thousands)
	(Restated)
Cash and current investments(2)	—	$	$

Redeemable preferred stock
Series A redeemable preferred stock	12,847
Series B redeemable preferred stock	24,833
Series B-1 redeemable preferred stock	1,593

Total redeemable preferred stock	$39,273	$	$

Equity
Series A preferred stock	2
Class A common stock, $0.01 par value; 8,453,202 shares authorized, 1,011,290 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Class B common stock, $0.01 par value; no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid in capital	17,319
(Accumulated Deficit)/Retained Earnings	(15,108)
Non-controlling interests	—

Total equity	2,214

Total capitalization	$41,487	$	$

(1)	Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our total stockholders’ equity and total capitalization by $ (assuming no exercise of the underwriters’ over-allotment option), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Current investments consist of marketable securities with original maturities greater than three months and maturity dates within twelve months of the balance sheet date.

The foregoing table does not give effect to the following:

•	shares of Class A common stock that are issuable upon exchanges of Class B common units (together with an equal number of shares of our Class B common stock) that will be outstanding immediately after the completion of this offering;

•	shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $ , restricted stock awards granted under our 2011 Equity Incentive Plan that have not yet vested and shares of our Class A common stock reserved for issuance under our new equity incentive plan (see “Executive compensation”); and

•	the exercise by the underwriters of their over-allotment option.

Dilution

After giving pro forma effect to the offering reorganization described under “The reorganization of our corporate structure”, our pro forma net tangible book value as of September 30, 2014 was $         or $         per share of our Class A and Class B common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less the amount of our total liabilities, divided by the aggregate number of shares of Class A and Class B common stock outstanding. After giving pro forma effect to the offering reorganization, the sale by us of the shares of Class A common stock in this offering, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the receipt and application of the net proceeds and assuming all Class B common units, together with an equal number of shares of our Class B common stock, are exchanged for an equal number of shares of Class A common stock, our pro forma net tangible book value as of September 30, 2014 would have been $         or $         per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share and an immediate dilution to new investors of $         per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2014	$

Increase in pro forma net tangible book value per share attributable to new investors
Adjusted pro forma net tangible book value per share after offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of our Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) would not impact our net tangible book value or our pro forma as adjusted net tangible book value because all of the net proceeds of this offering will be used to purchase Class A common units from Evolent Health LLC. A $1.00 increase in the assumed initial public offering price of $         per share of Class A common stock would result in an increase in the dilution to new investors of $         a share or a total dilution of $         per share. A $1.00 decrease in the assumed initial public offering price of $         per share of Class A common stock would result in a decrease in the dilution to new investors of $         or a total dilution of $         per share.

The following table sets forth, on a pro forma basis after giving effect to the offering reorganization, as of September 30, 2014, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, assuming all Class B common units, together with an equal number of our Class B common shares, are exchanged for an equal number of shares of Class A common stock, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors(1)		%		%

Total		100%	$	100%	$

(1)	A $1.00 increase (decrease) in the assumed offering price of $ per share of Class A common stock would increase (decrease) total consideration paid by investors in this offering by $ million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

The foregoing tables do not give effect to the following:

•	shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $ , restricted stock awards granted under our 2011 Equity Incentive Plan that have not yet vested and shares of our Class A common stock reserved for issuance under our new equity incentive plan (see “Executive compensation”); and

•	the exercise by the underwriters of their over-allotment option.

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated balance sheet as of September 30, 2014 presents the consolidated financial position of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions occurred as of the balance sheet date.

The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 present the consolidated results of operations of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions had occurred on January 1, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering and the contemplated use of the estimated net proceeds from this offering, on the historical financial information of Evolent Health Holdings, Inc.

The unaudited pro forma consolidated financial information contained in this prospectus is subject to completion due to the fact that information related to our offering reorganization and this offering is not currently determinable. We intend to complete this pro forma consolidated financial information, including amounts related to pro forma adjustments set forth in the accompanying unaudited pro forma statements of operations and pro forma balance sheet, at such time that we update this prospectus and such information related to the stock price and overall valuation of the business is available.

Evolent Health Holdings, Inc. is considered our predecessor for accounting purposes. Evolent Health, Inc. will be the successor, and its financial statements will be our historical financial statements following the completion of the offering reorganization and this offering. The unaudited pro forma consolidated financial information reflects the manner in which Evolent Health, Inc. will account for the offering reorganization. Specifically, the offering reorganization described under the heading “The reorganization of our corporate structure” will be accounted for as a purchase and the purchase price will be reflected on the financial statements of Evolent Health, Inc. and will be accounted for as a business combination using the acquisition method of accounting. The pro forma information presented, including the allocation of the purchase price, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, available information as of the date of this prospectus and management assumptions, and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon the offering reorganization will depend on a number of factors, including additional information available and the actual balance of our net assets on the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had the offering reorganization and this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option.

As described in greater detail under “The reorganization of our corporate structure—Tax receivables agreements”, we will enter into the basis tax receivables agreement with the holders of Class B common units, pursuant to which we will pay them 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of these possible increases in tax basis resulting from our purchases or exchanges of Class B common units as well as certain other benefits attributable to payments under the basis tax receivables agreement itself. We will also enter into the NOL tax receivables agreement with certain of our current investors that will provide for the payment to them of 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the NOL tax receivables agreement. No exchanges or other tax benefits have been assumed in the unaudited pro forma consolidated financial information and therefore no pro forma adjustment related to the tax receivables agreements is necessary.

You should read the following unaudited pro forma consolidated balance sheet and statements of operations together with the sections of this prospectus titled “Use of proceeds”, “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto included elsewhere in this prospectus.

Evolent Health, Inc.

Unaudited pro forma consolidated balance sheet as of September 30, 2014

(in thousands)

	Evolent Health Holdings, Inc. historical(A)	Evolent Health LLC historical(B)	Offering reorganization adjustments(1)			Evolent Health, Inc. pro forma for offering reorganization		Offering adjustments(2)			Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering
	(Restated)	(Restated)
Assets
Current Assets
Cash	$—	$16,258		$—		$		$		(a)	$
Restricted cash	—	2,845		—					—
Accounts receivable	—	11,745		—					—
Prepaid expenses and other current assets	—	1,780		—					—
Investments	—	38,458		—					—

Total Current Assets	$—	$71,086		$—		$		$			$
Restricted cash	—	3,708		—					—
Property, plant and equipment, net	—	21,711		—					—
Intangible assets, net	—	1,132			(c.i)				—
Goodwill	—	—			(c.i)				—
Other long term assets	—	428		—					—
Equity method investment	41,487	—		(41,487)	(c.ii)		—		—

Total Assets	$41,487	$98,065	$			$		$			$

Liabilities
Current Liabilities
Accounts payable	—	7,773		—					—
Accrued liabilities	—	16,024		—						(b)
Deferred revenue	—	25,749			(c.i)				—
Other current liabilities	—	1,123		—					—

Total Current Liabilities	$—	$50,669	$			$		$			$
Deferred rent	—	3,639		—					—
Deferred tax liabilities	—	—			(c.i)				—

Total Liabilities	$—	$54,308	$			$		$			$

Redeemable Preferred Stock and Units
Series A redeemable preferred stock	12,847	—		(12,847)	(a)
Series B redeemable preferred stock	24,833	—		(24,833)	(a)
Series B redeemable preferred units	—	24,154		(24,154)	(a)
Series B-1 redeemable preferred stock	1,593	—		(1,593)	(a)
Series B-1 redeemable preferred units	—	—		—

Total Redeemable Preferred Stock and Units	$39,273	$24,154	$			$		$			$

Equity
Series A preferred stock	2	—		(2)	(a)
Series A preferred units	—	—		—	(a)				—
Series B preferred units	—	19,603		(19,603)	(a)				—
Class A common stock	1	—			(a)					(a)(c)
Class A common units	—	—		—	(a)				—
Class B common stock	—	—			(b)				—
Additional paid in capital	17,319	—			(a)(b)					(a)(b)(c)
(Accumulated Deficit)/Retained Earnings	(15,108)	—			(c.iii)					(b)(c)
Non-controlling interests	—	—			(c.ii)				—

Total Equity	$2,214	$19,603	$			$		$			$

Total Liabilities, Redeemable Preferred Stock and Units, and Equity	$41,487	$98,065	$			$		$			$

Evolent Health, Inc.

Unaudited pro forma consolidated statement of operations

for the year ended December 31, 2013

(in thousands, except per share data)

	Evolent Health Holdings, Inc. historical(A)	Evolent Health LLC historical(B)	Offering reorganization adjustments(1)		Evolent Health, Inc. pro forma for offering reorganization		Offering adjustments(2)		Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering

Revenue
Transformation	$22,130	$34,560	$(22,130)	(a)		$—		$—		$—
Platform and operations	3,541	5,721	(3,541)	(a)				—

Total Revenue	25,671	40,281	25,671 (a)			—		—		—

Cost of revenue (exclusive of depreciation and amortization presented separately below)	30,018	46,327	(30,018)	(a)				—
Selling, general and administrative expenses	15,600	24,103	(15,600)	(a)				—
Depreciation and amortization expenses	1,208	1,838		(a)(d)

Total Operating Expenses	46,826	72,268	—

Operating Loss	(21,155)	(31,987)	—

Interest (income) / expense, net	820	820	(820)	(a)				—
Other (income) / expense, net	(1)	(1)	1	(a)				—
Gain on deconsolidation	46,246	—	(46,246)	(c)				—
(Loss) income from equity investees	(4,241)	—	4,241	(b)				—

Income (loss) before income tax	20,031	(32,806)	—
Income tax expense	8	8	(8)	(a)

Net (Loss) Income and Comprehensive (Loss) Income	$20,023	$(32,814)	$—		$		$		$

Net (Loss) Available for Non–controlling Interest	—	—	—	(e)

Net (Loss) Available for the Company	$20,023	$(32,814)	$—		$		$		$

Net (Loss) Income Available for Common Stockholders (2a)
Basic	$2,418
Diluted	$2,957

Net (Loss) Income Per Share Available for Common Stockholders (2a)
Basic	$10.03
Diluted	$3.96

Weighted average common shares outstanding (2a)
Basic	241
Diluted	747

Evolent Health, Inc.

Unaudited pro forma consolidated statement of operations

for the nine months ended September 30, 2014

(in thousands, except per share data)

	Evolent Health Holdings, Inc. historical(A)	Evolent Health LLC historical(B)	Offering reorganization adjustments(1)		Evolent Health, Inc. pro forma for offering reorganization	Offering adjustments(2)	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering
	(Restated)	(Restated)

Revenue
Transformation	$—	$27,837	$—	(a)	$—	$—	$—
Platform and operations	—	46,324	—	(a)	—	—	—

Total Revenue	—	74,161	—		—	—	—

Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	52,193	—	(a)		—
Selling, general and administrative expenses	—	50,683	—	(a)		—
Depreciation and amortization expenses	—	1,995		(a)(c)

Total Operating Expenses	—	104,871	—

Operating Loss	—	(30,710)	—

Interest (income) / expense, net	—	(139)	—	(a)		—
Other (income) / expense, net	—	22	—	(a)		—
Gain on deconsolidation	—	—	—	(c)		—
(Loss) income from equity investees	(14,548)	—	14,548	(b)		—

Income (Loss) Before Income Tax	(14,548)	(30,593)	—
Income tax expense			—	(a)

Net (Loss) Income and Comprehensive (Loss) Income	$(14,548)	$(30,593)	$—		$—	$—	$—

Net (Loss) Available for Non–controlling Interest	—	—	—	(d)	—	—	—
Net (Loss) Available for the Company	$(14,548)	$(30,593)	$—		$—	$—	$—

Net (Loss) Income Available for Common Stockholders (2a)
Basic	$(19,143)
Diluted	$(19,143)

Net (Loss) Income Per Share Available for Common Stockholders (2a)
Basic	$(35.06)
Diluted	$(35.06)

Weighted average common shares outstanding (2a)
Basic	546
Diluted	546

Evolent Health, Inc.

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet—As of September 30, 2014

A.	Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes.

B.	Represents the historical financial statements of Evolent Health LLC. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC. Immediately prior to the offering reorganization, Evolent Health Holdings, Inc. accounted for its investment in Evolent Health LLC using the equity method of accounting.

1.	Offering Reorganization and Other Adjustments

a.	As part of the offering reorganization, the preferred stockholders of Evolent Health Holdings, Inc. will convert their preferred stock to Class A common stock of Evolent Health Holdings, Inc. Subsequently, as part of a merger, each then-existing stockholder of Evolent Health Holdings, Inc. will receive one share of Evolent Health, Inc. Class A common stock in exchange for each share of Class A common stock it holds in Evolent Health Holdings, Inc.

b.	As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units. As a result, Evolent Health Holdings, Inc. will control Evolent Health LLC and Evolent Health LLC will become a consolidated entity of Evolent Health Holdings, Inc. Subsequently, as part of the merger pursuant to the offering reorganization, Evolent Health Holdings, Inc. and an affiliate of TPG will merge into Evolent Health, Inc. and, in connection with the merger, Evolent Health, Inc. will issue shares of its Class B common stock to TPG and The Advisory Board, each of which was a member of Evolent Health LLC prior to the offering reorganization, and Class A common stock to the pre-reorganization stockholders of Evolent Health Holdings, Inc. and an affiliate of TPG. See “The reorganization of our corporate structure” for more information.

The Class B common units of Evolent Health LLC will be reflected as non-controlling interests. See footnote c.ii.

c.	As noted above, as a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC. The consolidation of Evolent Health LLC will be accounted for as a purchase and the purchase price of $ million will be allocated to the net assets of Evolent Health LLC as part of the consolidated financial statements.

The pro forma purchase price allocation has been developed based on preliminary estimates of fair value using the historical financial statements of Evolent Health LLC as of September 30, 2014. In addition, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third party valuation advisers, after the completion of this offering. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known in the future. The residual amount of the purchase price after preliminary allocation to identifiable net assets represents goodwill.

Below is the preliminary purchase price allocation for the transaction:

Amount
Current assets
Goodwill
Other intangible assets

Total assets acquired

Current liabilities
Long-term liabilities

Total liabilities assumed

Net assets acquired

Specific adjustments recorded include the following:

i.	The adjustments to goodwill and intangible assets represent the net amounts for goodwill and other intangible assets that will be recognized from the preliminary purchase price allocation as a result of the consolidation transaction. The preliminary goodwill that will be recognized in connection with the transaction is $ million. The preliminary value of other intangible assets is $ million. The partner relationships intangible asset was valued using an excess earnings model based on expected future revenues derived from the existing customers of Evolent Health LLC. The trademarks/tradenames were valued using a royalty savings model based on future projected revenues of Evolent Health LLC. The technology intangible asset was valued using a royalty savings model based on future projected revenues of Evolent Health LLC. These intangible assets will be amortized on a straight-line basis over the determined useful lives. An adjustment is also recorded to reduce deferred revenue to fair value in order to reflect the value of deferred revenue as the incremental cost to fulfill the services under the contract.

	Fair value (in thousands)	Useful life
Partner relationships
Trademarks/tradenames
Technology

ii.	As a result of the consolidation of Evolent Health LLC by Evolent Health, Inc., the existing equity method investment will be removed from the consolidated financial statements. Additionally, the Class B common units in Evolent Health LLC which are held by TPG and The Advisory Board are reflected as non-controlling interests on the consolidated financial statements.

iii.	As a result of the consolidation of Evolent Health LLC, a gain will be recorded for the difference between the carrying value and the fair value of the previously held equity interest, which is reflected within retained earnings on the balance sheet.

2.	Offering Adjustments

a.	Reflects net proceeds of $ million from this offering through the issuance of Class A common stock at an assumed initial public offering price of $ per common share (the midpoint of the price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions of $         million, with a corresponding increase to equity. The net cash proceeds reflect a reduction of $         million for expenses of this offering that Evolent Health, Inc. will bear or reimburse to Evolent Health LLC.

b.	Offering expenses of approximately $ million are expected to be deducted against the proceeds received by Evolent Health, Inc. in this offering. At September 30, 2014, $0 had been paid or accrued and $0 had been deferred. As a result, $ million of additional costs were accrued for pro forma purposes.

c.	Upon the completion of this offering, all outstanding restricted stock awards will automatically vest and will be freely transferable shares of our Class A common stock. As a result, there is an increase of Class A common stock and additional paid-in capital and the acceleration of expense of $ million is reflected as an adjustment to accumulated deficit.

Unaudited pro forma consolidated statement of operations—Year ended December 31, 2013

A.	Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes, for the year ended December 31, 2013.

B.	Represents the historical financial statements of Evolent Health LLC for the year ended December 31, 2013. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC.

1.	Offering Reorganization and Other Adjustments

a.	As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units.

In September 2013, the Company completed a reorganization of its capital structure immediately prior to and in connection with the issuance of a round of equity financing which resulted in the pre-reorganization capital structure of Evolent Health Holdings, Inc. and Evolent Health LLC. We refer to this reorganization as the 2013 reorganization. Through the equity financing, certain investors invested in Evolent Health Holdings, Inc. (which then invested in Evolent Health LLC) and other investors invested directly in Evolent Health LLC. Based on certain voting rights granted to new investors in Evolent Health LLC, it was determined for accounting purposes that Evolent Health Holdings, Inc. no longer controlled Evolent Health LLC subsequent to the transaction. As a result, Evolent Health Holdings, Inc. deconsolidated Evolent Health LLC. For pro forma purposes, Evolent Health Holdings, Inc. and Evolent Health LLC are treated as if the two entities have been consolidated since January 1, 2013. As a result, an adjustment is necessary to eliminate the pre-reorganization results from the statement of operations of Evolent Health Holdings, Inc. as the full annual results are included within the results of Evolent Health LLC.

b.	As a result of the consolidation noted above, the loss from equity investees, representing Evolent Health Holdings, Inc.’s historical proportionate losses in the operations of Evolent Health LLC, are eliminated.

c.	In conjunction with the deconsolidation described above, Evolent Health Holdings, Inc. recognized a gain in order to record its retained equity method investment at fair value. As a result of the expected consolidation of Evolent Health LLC by Evolent Health, Inc. in connection with the offering reorganization, this original deconsolidation gain is eliminated. Immediately preceding the completion of this offering, as a result of the amendment to the Evolent Health LLC operating agreement, Evolent Health, Inc. will control Evolent Health LLC, resulting in the consolidation of the operations of Evolent Health LLC. As a result of this consolidation, a gain of $ million will be recorded to reflect the fair value of Evolent Health LLC in excess of the carrying value of Evolent Health Holdings, Inc.’s equity method investment in Evolent Health LLC. It is noted that this consolidation gain is not recorded within the pro forma statement of operations as this represents a one-time adjustment.

d.	Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of years for the partner relationship intangibles, with an estimated value of $ million; years for the customer contract intangibles, with an estimated value of $ million; and years for the technology, with an estimated value of $ million. The incremental amortization expense recorded is $ million.

e.	In order to reflect the offering reorganization and this offering as if they occurred on January 1, 2013, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities representing Evolent Health LLC Class B common units that are held directly by TPG and The Advisory Board after this offering. Such Evolent Health LLC Class B common units represent % of all common units outstanding immediately following this offering.

2.	Offering Adjustments

a.	The shares of Class B common stock do not share in our earnings or losses and are therefore not included in the weighted average shares outstanding or net loss available per share. The pro forma basic net loss per share calculation includes shares assumed to be sold in this offering. In addition, our restricted stock will immediately vest upon the completion of this offering and as such are included in the outstanding shares used to calculate pro forma basic and diluted loss per share.

The pro forma diluted net loss per share calculation includes the basic weighted average shares of Class A common stock outstanding plus the dilutive impact of         using the treasury stock method.

Unaudited pro forma consolidated statement of operations—Nine months ended September 30, 2014

A.	Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes, for the nine months ended September 30, 2014.

B.	Represents the historical financial statements of Evolent Health LLC for the nine months ended September 30, 2014. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC.

1.	Offering Reorganization and Other Adjustments

a.	As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units. As a result of this, Evolent Health Holdings, Inc. will control Evolent Health LLC and Evolent Health LLC will be consolidated by Evolent Health Holdings, Inc. As a result, the pro forma consolidated statement of operations reflects the full nine months of operations of Evolent Health LLC as the entities are consolidated for the full period.

b.	As a result of the consolidation noted above, the loss from equity investees, representing Evolent Health Holdings, Inc.’s historical proportionate losses in the operations of Evolent Health LLC, are eliminated.

c.	Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of years for the partner relationship intangibles, with an estimated value of $ million; years for the customer contract intangibles, with an estimated value of $ million; and years for the technology, with an estimated value of $ million. The incremental amortization expense recorded is $ million.

d.	In order to reflect the offering reorganization and this offering as if they occurred on January 1, 2013, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities representing Evolent Health LLC Class B common units that are held directly by TPG and The Advisory Board after this offering. Such Evolent Health LLC Class B common units represent % of all common units outstanding immediately following this offering.

2.	Offering Adjustments

a.	The shares of Class B common stock do not share in our earnings or losses and are therefore not included in the weighted average shares outstanding or net loss available per share. The pro forma basic net loss per share calculation includes shares assumed to be sold in this offering. In addition, our restricted stock will immediately vest upon the completion of this offering and as such are included in the outstanding shares used to calculate pro forma basic and diluted loss per share.

The pro forma diluted net loss per share calculation includes the basic weighted average shares of Class A common stock outstanding plus the dilutive impact of         using the treasury stock method.

Selected historical financial and operational data

The following tables present the selected financial and other data of Evolent Health LLC and Evolent Health Holdings, Inc. as of and for the periods indicated. The selected financial information of Evolent Health Holdings, Inc. reflects the historical results of Evolent Health LLC through September 23, 2013 and reflects the results of Evolent Health LLC as an equity method investment subsequent to such date due to a deconsolidation that occurred as a result of a round of equity financing. Accordingly, we have included the historical financial statements of both Evolent Health LLC and Evolent Health Holdings, Inc. in order to provide a consistent presentation for the periods before and after September 23, 2013. The selected statement of operations data for the years ended December 31, 2012 and December 31, 2013 and the balance sheet data as of December 31, 2012 and December 31, 2013 have been derived from the audited annual financial statements included elsewhere in this prospectus. The selected statements of operations data for the nine months ended September 30, 2013 and September 30, 2014 and the balance sheet data as of September 30, 2014 have been derived from the unaudited interim financial statements of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus. The financial statements for the nine months ended September 30, 2014 for Evolent Health LLC and Evolent Health Holdings, Inc. have been restated to correct an error related to stock-based compensation. See Note 2 to the Evolent Health LLC and Evolent Health Holdings, Inc. financial statements. The unaudited interim financial statements were prepared on the same basis as the audited annual financial statements. In our opinion, such financial statements reflect all adjustments that are of a normal and recurring nature necessary to fairly state the financial position and results of operations of Evolent Health LLC and Evolent Health Holdings, Inc. in all material respects as of the dates and for the periods presented. The results of operations presented in the unaudited interim financial statements are not necessarily indicative of the results that may be expected for a full fiscal year or in any future period.

Evolent Health Holdings, Inc. is the predecessor to the registrant. Its results of operations include its equity in the losses of Evolent Health LLC in 2014 and subsequent to the deconsolidation of Evolent Health LLC for the nine months ended September 30, 2013 and the year ended December 31, 2013. The results of operations in 2012 and prior to the deconsolidation in 2013 reflect the results of Evolent Health LLC. Its balance sheet includes its equity interest in Evolent Health LLC at September 30, 2014 and December 2013 and includes the balances of Evolent Health LLC at December 31, 2012.

You should read the following selected financial and other data together with the sections of this prospectus titled “Use of proceeds”, “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

Evolent Health LLC

Results of operations (in thousands)	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)

Revenue:
Transformation	$27,837	$23,940	$34,560	$7,290
Platform and operations	46,324	3,664	5,721	1,056

Total Revenue	74,161	27,604	40,281	8,346

Cost of revenue (exclusive of depreciation and amortization presented separately below)	52,193	31,111	46,327	11,274
Selling, general and administrative expenses	50,683	17,094	24,103	15,977
Depreciation and amortization expense	1,995	1,259	1,838	714

Total Operating Expenses	104,871	49,464	72,268	27,965

Operating Loss	(30,710)	(21,860)	(31,987)	(19,619)

Interest (income) / expense	(139)	821	820	(18)
Other (income) / expense	22	(1)	(1)	(1)

Loss before income tax	(30,593)	(22,680)	(32,806)	(19,600)
Income tax (benefit) / expense	—	8	8	(337)

Net Loss	$(30,593)	$(22,688)	$(32,814)	$(19,263)

Evolent Health Holdings, Inc.

Results of operations (in thousands, except per share data)	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)

Revenue:
Transformation	$—	$22,130	$22,130	$7,290
Platform and operations	—	3,541	3,541	1,056

Total Revenue	—	25,671	25,671	8,346

Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	30,018	30,018	11,274
Selling, general and administrative expenses	—	15,600	15,600	15,977
Depreciation and amortization expense	—	1,208	1,208	714

Total Operating Expenses	—	46,826	46,826	27,965

Operating Loss	—	(21,155)	(21,155)	(19,619)

Interest (income) / expense, net	—	820	820	(18)
Other (income) / expense, net	—	(1)	(1)	(1)
Gain on deconsolidation	—	46,246	46,246	—
Loss from equity investees	(14,548)	(1,004)	(4,241)	—

(Loss) income before income tax	(14,548)	23,268	20,031	(19,600)

Income tax (benefit) / expense	—	8	8	(337)

Net (Loss) Income and Comprehensive (Loss) Income	$(14,548)	$23,260	$20,023	$(19,263)

Net (Loss) Income Available for Common Stockholders

Basic	$(19,143)	$2,224	$2,418	$(22,214)

Diluted	$(19,143)	$23,260	$2,957	$(22,214)

Net (Loss) Income Per Share Available for Common Stockholders

Basic	$(35.06)	$11.18	$10.03	$(1,306.71)

Diluted	$(35.06)	$5.56	$3.96	$(1,306.71)

Weighted average common shares outstanding:
Basic	546	199	241	17
Diluted	546	4,180	747	17

Evolent Health Holdings, Inc.

Balance sheet data (in thousands)	September 30, 2014	December 31,
		2013	2012
	(Restated)
Cash	$—	$—	$5,252
Total Current Assets	—	—	7,838
Equity method investment	41,487	50,940	—
Total Assets	41,487	50,940	16,304
Total Liabilities	—	—	11,103
Total Redeemable Preferred Stock	39,273	37,680	—
Total Equity	2,214	13,260	5,201

Total Liabilities, Redeemable Preferred Stock and Equity	$41,487	$50,940	$16,304

Management’s discussion and analysis of financial condition and results of operations

This discussion of our financial condition and results of operations should be read together with the audited annual financial statements, unaudited interim financial statements and the notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus. The following discussion contains forward-looking statements. Our actual results may differ materially from those contained in or implied by forward-looking statements. See “Risk factors” and “Special note regarding forward-looking statements”.

Overview

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading providers are taking on increasing clinical and financial responsibility for the populations they serve. Our purpose-built platform, powered by our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from FFS reimbursement to value-based payment models. By partnering with providers to accelerate their path to value-based care, we enable our provider partners to expand their market opportunity, diversify their revenue streams, grow market share and improve the quality of the care they provide.

We consider value-based care to be the necessary convergence of healthcare payment and delivery. We believe the pace of this convergence is accelerating, driven by price pressure in traditional FFS healthcare, a regulatory environment that is incentivizing value-based care models, a rapid expansion of retail insurance driven by the emergence of the health insurance exchanges and innovation in data and technology. We believe providers are positioned to lead this transition to value-based care because of their control over large portions of healthcare delivery costs, their primary position with consumers and their strong local brand.

We market and sell our services primarily to major providers throughout the United States. We work with our partners in two phases. In the transformation phase, we initially work with our partners to develop a strategic plan for their transition to a value-based care model. During the first portion of the transformation phase, which typically takes four months to complete, we size the market opportunity for our partner and create a Blueprint for executing that opportunity. During the second portion of the transformation phase, which typically lasts twelve to fifteen months, we generally work with our partner to implement the Blueprint by establishing the resources necessary to launch its strategy and capitalize on the opportunity. During the transformation phase, we seek to enter into long-term agreements with our partners. During the term of such long-term agreement, which we call the platform and operations phase and which typically is in place for six to ten years, we deliver a wide range of services that support our partner in the execution of its new strategy. In the platform and operations phase we establish a local market presence and embed our resources alongside our partners.

We collect a fixed fee from our partners during the transformation phase, and these revenues are recognized based on proportionate performance over the life of the engagement. During the platform and operations phase, our revenue structure shifts to a primarily variable fee structure. The variable fee is typically a monthly payment that is linked to the number of members that our partner is managing under a value-based care arrangement and is recognized in the month in which services are provided. Our revenues during the platform and operations phase vary depending on the scope of our services. Our total revenues for the nine months ended September 30, 2014 were $74.2 million, compared to $27.6 million for the nine months ended September 30, 2013. Our deferred revenue, which consists of billed but unrecognized revenue, was $25.7 million as of September 30, 2014, compared to $16.4 million as of December 31, 2013.

Our costs mainly include personnel-related costs for the deployment of our solution. Our cost of revenues refers to expenses tied specifically to supporting our markets. Our selling, general and administrative expenses, which we refer to as SG&A expenses, include expenses associated with our NSP, corporate overhead and business development activities. During all phases, our personnel costs are expensed as incurred.

We have incurred significant losses since our inception, as we have invested heavily in building resources to support our revenue growth. Our revenue increased from $8.3 million for fiscal 2012 to $40.3 million for fiscal 2013 and from $27.6 million for the nine months ended September 30, 2013 to $74.2 million for the nine months ended September 30, 2014. We have also increased the number of our employees from six at our inception to 733 as of December 17, 2014. We intend to continue to invest aggressively in the success of our partners, expand our geographic footprint and further develop our capabilities. We believe our ability to achieve our revenue growth objectives, including by entering new markets, will drive our profitability.

Basis of presentation

Evolent Health LLC

The financial statements included elsewhere in this prospectus include the balance sheets, statements of operations and comprehensive loss, statements of cash flows and statements of changes in members’ equity and redeemable preferred units of Evolent Health LLC. All of our historical operations have been conducted in Evolent Health LLC or its predecessor. Accordingly, unless otherwise indicated, the financial information described in this prospectus, including in this “Management’s discussion and analysis of financial condition and results of operations” section, represents the historical financial information of Evolent Health LLC. These financial statements are required to be included in this prospectus pursuant to the reporting requirements discussed in Regulation S-X Rule 3-09 under the Securities Act.

Evolent Health Holdings, Inc.

The financial statements included elsewhere in this prospectus also include the balance sheets, statements of operations and comprehensive income (loss), statements of cash flows and statements of changes in equity and redeemable preferred stock of Evolent Health Holdings, Inc. Evolent Health Holdings, Inc. is a holding company and its sole asset is its equity ownership in Evolent Health LLC. Prior to September 23, 2013, Evolent Health Holdings, Inc. accounted for its investment in Evolent Health LLC by consolidating the financial information of Evolent Health LLC. On and after September 23, 2013, Evolent Health Holdings, Inc. accounted for its investment in Evolent Health LLC using the equity method of accounting. As a result of the deconsolidation of Evolent Health LLC, the presentation for periods before and after September 23, 2013 are not comparable for Evolent Health Holdings, Inc. Accordingly, we have included a discussion of the results of operations of both Evolent Health LLC and Evolent Health Holdings, Inc. in order to provide meaningful information for all periods presented. Pursuant to the merger described below, Evolent Health Holdings, Inc. will be merged with and into Evolent Health, Inc. with Evolent Health, Inc. continuing as the surviving entity.

Evolent Health Holdings, Inc. is the predecessor to the registrant. Its results of operations include its equity in the losses of Evolent Health LLC in 2014 and subsequent to the deconsolidation of Evolent Health LLC for the nine months ended September 30, 2013 and the year ended December 31, 2013. The results of operations in 2012 and prior to the deconsolidation in 2013 reflect the results of Evolent Health LLC. Its balance sheet includes its equity interest in Evolent Health LLC at September 30, 2014 and December 2013 and includes the balances of Evolent Health LLC at December 31, 2012.

Revision of Prior Periods

In connection with the preparation of the interim financial statements for the nine months ended September 30, 2014, we determined that certain previously issued financial statements contained errors. Historically, Evolent Health Holdings, Inc. granted stock-based compensation awards to Evolent Health LLC employees and accounted for these awards utilizing an employee-based compensation model. However, given that the awards were granted by an equity-method investor to Evolent Health LLC employees, Evolent Health LLC was required to utilize a non-employee model for recording stock-based compensation, which results in a different measurement date for the fair value of these awards. These errors impacted the year ended December 31, 2013 and the nine months ended September 30, 2013. While the impact was not material to either of those periods, the correction of that error in 2014 would have been material to the 2014 financial statements. Therefore, we have revised the financial statements for the year ended December 31, 2013 and the nine months ended September 30, 2013 to reflect the appropriate accounting for these awards. The correction of these errors resulted in an increase in stock-based compensation expense and to net loss. There was no impact on the statement of cash flow. We are currently in the process of remediating the material weakness that caused this revision and are taking numerous steps that we believe will address the underlying causes of the material weakness, primarily through the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience, enhancing our training programs within our accounting and finance department, and enhancing our internal review procedures during the financial statement close process.

In addition, the financial statements for the nine months ended September 30, 2014 for Evolent Health LLC and Evolent Health Holdings, Inc. have been restated as a result of the error noted above.

Effects of the offering reorganization

Evolent Health, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will be conducted through Evolent Health LLC, and the financial results of Evolent Health LLC will be consolidated in our financial statements. Evolent Health, Inc. will be a holding company whose principal asset will be its Class A common units in Evolent Health LLC. For more information regarding the offering reorganization and our holding company structure, see “The reorganization of our corporate structure”.

We expect that future exchanges of Class B common units of Evolent Health LLC (together with an equal number of our Class B common shares) for shares of our Class A common stock will result in increases in the tax basis in our share of the tangible and intangible assets of Evolent Health LLC. We expect that these increases in the tax basis, which would not have been available but for our new holding company structure, will reduce the amount of tax that we would otherwise be required to pay in the future. In addition, we expect that we will benefit from the utilization of certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG, which we will inherit in the offering reorganization. See “The reorganization of our corporate structure”. We will be required to pay a portion of the cash savings we actually realize from such increase in tax basis to the holders of Class B common units, TPG and The Advisory Board, and certain of current investors or from the utilization of such net operating losses to the stockholders of Evolent Health Holdings, Inc. and an affiliate of TPG prior to the offering reorganization and an affiliate of TPG, pursuant to the basis tax receivables agreement and the NOL tax receivables agreement, respectively. Furthermore, payments under each of the tax receivables agreements will give rise to additional tax benefits and, therefore will give rise to additional payments under each of the applicable tax receivables agreements. See “The reorganization of our corporate structure—Tax receivables agreements”.

Evolent Health LLC is currently taxed as a partnership for federal income tax purposes and, as a result, the members of Evolent Health LLC pay taxes with respect to their allocable shares of its net taxable income. Following the offering reorganization and this offering, all of the earnings of Evolent Health, Inc. will be subject to federal income taxation.

Trends and key factors affecting our performance and financial condition

Growth within our existing partners.    We believe we have significant opportunities to grow within our existing partner base. Our platform and operations revenue, which is revenue from the long-term ongoing operational phase of our services, is tied to the number of lives our partners are managing under value-based arrangements. We have multiple avenues to grow this revenue base, including through (a) growth in lives in existing covered populations, (b) our partners expanding into new covered populations and (c) our partners utilizing additional capabilities that we offer. We experience higher sequential growth in our revenues from platform and operations in our fiscal first quarter ending March 31 due to the timing of the annual enrollment cycle in the health plan industry. Our platform and operations revenue comprised 62.5% of our total revenue for the nine months ended September 30, 2014, compared to 13.3% for the nine months ended September 30, 2013. As our existing partners continue to grow their value-based arrangements, we believe our platform and operations revenue will grow as an overall percentage of our total revenue.

Ability to attract new partners.    Increasing our partner base is an important source of revenue growth for us. Our transformation revenues are derived from work we do with prospective partners for our platform and operations phase. As such, transformation revenues provide us with a pipeline of potential long-term partner relationships. For the nine months ended September 30, 2014, our transformation revenues grew 16% compared to the comparable period in the prior year. Four new partners went live on the platform and operations phase in 2014, and we are actively pursuing new partners as demand for our platform increases.

Maturity profile of our partner relationships.    Since inception, we have developed resources at the local market level and also at the national level. At the local market level, we build out a team of executive, clinical and administrative resources that, once established, yields scalable advantages as our partners add lives to the platform. As our current partners grow the number of lives managed under their value-based arrangements, we expect to realize higher gross margins as a result of our ability to leverage our resources. As we attract new partners, we expect our initial gross margin profile for each new partner to be below that of our mature partners as we build the necessary infrastructure to support our platform. Over time, we expect the gross margin profile of our new partners to converge with our more mature partners.

Achieving scale efficiencies in our operations.    Expenses at the national level, our NSP, are incurred to drive future business and consist largely of employee-related costs, including salaries, bonuses, benefits and stock-based compensation. Our NSP serves as our research and development, or R&D, unit by designing and developing technology and clinical solutions that can be leveraged across all partners. More specifically, our NSP is comprised of Identifi®, innovative clinical programs, compliance expertise and ongoing product development. Our NSP investment was $                 million for the nine months ended September 30, 2014, compared to $                 million for the nine months ended September 30, 2013, which represents an increase of     % over the same period in the prior year. While our absolute investment in our NSP will increase over time, it will decrease as a percentage of revenue as we are able to scale this investment across a broader group of partners.

Key components of our results of operations

Revenue

We collect a fixed fee from our partners during the transformation phase in which revenues are recognized based upon proportionate performance over the life of the engagement. During the platform and operations phase, our revenue structure shifts to a primarily variable fee structure. The variable fee is typically a monthly payment that is linked to the number of members that our partner is managing under a value-based care arrangement, and is recognized in the month in which services are provided. Our revenues during the platform and operations phase vary depending on which market-facing solutions the partner has adopted and which populations it is serving. For fiscal 2013 and for the nine months ended September 30, 2014, transformation revenues accounted for 85.8% and 37.5% of our total revenue, respectively. Our platform and operations phase revenue accounted for 14.2% and 62.5% of our revenue in the same time periods, respectively. Going forward, the percentage of revenues derived from platform and operations will increase as a percentage of total revenues as we expect our partner base and number of lives on our platform to increase.

Deferred revenue

Our deferred revenue consists of invoiced but unrecognized revenues. Our transformation revenues are recognized based on proportionate performance. During this phase, we typically bill based on a fixed invoicing schedule which gives rise to deferred revenue when the pace of work performed is slower than the rate at which we bill. Our platform and operations revenues are recognized in the month in which services are rendered. During this phase, we typically bill in advance of the service period which similarly gives rise to deferred revenue. As of September 30, 2014, transformation revenues accounted for 44% of deferred revenues while platform and operations revenues accounted for the remaining 56%.

Cost of revenue (exclusive of depreciation and amortization)

Our cost of revenue mainly includes personnel-related costs for the deployment of our solution. Our cost of revenue refers to expenses tied specifically to supporting our markets.

Selling, general and administrative expenses

Our SG&A expenses consist of expenses associated with our NSP, corporate overhead and business development. We expect our SG&A expenses to represent a decreasing percentage of our revenue in the long term as we leverage these expenses across a growing number of partners and, therefore, increase our revenue base.

Depreciation and amortization expense

Depreciation and amortization expense is primarily a function of amortization of intangible assets and software, as well as depreciation of property and equipment used in our business.

Interest (income) / expense

Interest (income) / expense consists of expenses incurred in connection with convertible notes that were issued to certain of our current investors and subsequently converted into Series B preferred units in September 2013. Interest income consists of interest income from investing cash in U.S. agency obligations, Treasury bills and certificate of deposits.

Income tax benefit

Evolent Health LLC is currently taxed as a partnership for federal income tax purposes and, as a result, the members of Evolent Health LLC pay taxes with respect to their allocable shares of its net taxable income. Following the offering reorganization and this offering, all of the earnings of Evolent Health, Inc. will be subject to federal income taxation. Evolent Health, Inc. will account for income taxes in accordance with the provisions of ASC 740. Based on this guidance, our historical statements of operations would have reflected an immaterial amount of income tax expense for fiscal 2013 and for the nine months ended September 30, 2014 if Evolent Health LLC was subject to taxation. We recognized a deferred tax benefit in fiscal 2012 due to the fact that our deferred tax liabilities exceeded our deferred tax assets and our deferred tax liabilities reflected a source of income to support realization of our deferred tax assets prior to the deconsolidation of Evolent Health LLC. Through the date that Evolent Health LLC was deconsolidated from Evolent Health Holdings, Inc. in 2013, income tax expense was immaterial due to the full valuation allowance recorded against net deferred tax assets due to the uncertainty of their ultimate realization.

Results of operations for Evolent Health LLC

The following table summarizes key components of the results of operations of Evolent Health LLC for the periods indicated, both in dollars and as a percentage of our total revenue.

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)	(in thousands, except percentages)

Revenue:
Transformation	$27,837	$23,940	$34,560	$7,290
Platform and operations	46,324	3,664	5,721	1,056

Total Revenue	74,161	27,604	40,281	8,346

Cost of revenue (exclusive of depreciation and amortization presented separately below)	52,193	31,111	46,327	11,274
Selling, general and administrative expenses	50,683	17,094	24,103	15,977
Depreciation and amortization expense	1,995	1,259	1,838	714

Total Operating Expenses	104,871	49,464	72,268	27,965

Operating Loss	(30,710)	(21,860)	(31,987)	(19,619)

Interest (income) / expense	(139)	821	820	(18)
Other (income) / expense	22	(1)	(1)	(1)

Loss before income tax	(30,593)	(22,680)	(32,806)	(19,600)
Income tax (benefit) / expense	—	8	8	(337)

Net Loss and Comprehensive Loss	$(30,593)	$(22,688)	$(32,814)	$(19,263)

Percentage of Revenue:

Revenue:
Transformation	37.5%	86.7%	85.8%	87.3%
Platform and operations	62.5%	13.3%	14.2%	12.7%

Total Revenue	100.0%	100.0%	100.0%	100.0%

Cost of revenue (exclusive of depreciation and amortization presented separately below)	70.4%	112.7%	115.0%	135.1%
Selling, general and administrative expenses	68.3%	61.9%	59.8%	191.4%
Depreciation and amortization expense	2.7%	4.6%	4.6%	8.6%

Total Operating Expenses	141.4%	179.2%	179.4%	*

Operating Loss	-41.4%	-79.2%	-79.4%	*

Interest (income) / expense	-0.2%	3.0%	2.0%	-0.2%
Other (income) / expense	0.0%	0.0%	0.0%	0.0%

Loss before income tax	-41.3%	-82.2%	-81.5%	*
Income tax (benefit) / expense	0.0%	0.0%	0.0%	-4.0%

Net Loss and Comprehensive Loss	-41.3%	-82.2%	-81.5%	*

*	Represents a percentage of revenue in excess of 200%.

Comparison of nine months ended September 30, 2014 and 2013 for Evolent Health LLC

Revenue

Revenue increased $46.6 million to $74.2 million for the nine months ended September 30, 2014, as compared to $27.6 million for the nine months ended September 30, 2013. This increase primarily was due to four partners going live on the platform and operations phase in early 2014 and growth at existing partners amounting to $42.7 million. The remaining increase was due to new contracts and growth in existing contracts in the transformation phase of $3.9 million.

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue increased $21.1 million to $52.2 million for the nine months ended September 30, 2014, as compared to $31.1 million for the nine months ended September 30, 2013. The increase in cost of revenue was primarily due to additional personnel costs totaling $12.6 million (including additional stock compensation expense of $0.3 million) to support our revenue growth. The remaining increase was attributable to an increase of $9.7 million in third-party support services in support of our platform and operations services offset by a decrease in professional fees. Our third-party contract services are provided primarily by one of our current investors, UPMC, in the form of TPA services for our partners’ health plans.

Selling, general and administrative expenses

SG&A expenses increased $33.6 million to $50.7 million for the nine months ended September 30, 2014, as compared to $17.1 million for the nine months ended September 30, 2013. The increase in SG&A expenses was primarily due to increased personnel costs for our NSP and corporate overhead in 2014 of $26.9 million (including additional stock compensation expense of $3.3 million) and increased travel and entertainment expenses of $1.7 million. The increase is also attributed to other corporate overhead, including an increase in rent expense of $1.0 million as a result of the expansion of our office space, an increase in professional services of $2.2 million due to retaining external consultants to support our growth and an increase in technology services of $1.8 million.

Depreciation and amortization expense

Depreciation and amortization expense increased by $0.7 million to $2.0 million for the nine months ended September 30, 2014, as compared to $1.3 million for the nine months ended September 30, 2013. The increase in depreciation and amortization expense was primarily due to the completion of leasehold improvements for additional office space in July 2013, which resulted in $0.7 million in incremental depreciation expense.

Interest (income) / expense

Interest (income) / expense increased by $0.9 million to $0.1 million in interest income for the nine months ended September 30, 2014, as compared to interest expense of $0.8 million for the nine months ended September 30, 2013. The increase in interest (income) / expense was primarily due to the conversion of certain convertible notes into Series B preferred units in September 2013 which resulted in no interest expense being recorded subsequent to conversion, as compared to $0.8 million prior to conversion.

Comparison of fiscal 2013 and fiscal 2012 for Evolent Health LLC

Revenue

Revenue increased $32.0 million to $40.3 million for fiscal 2013, as compared to $8.3 million for fiscal 2012. The increase in revenue was primarily due to an increase in transformation revenue of $27.3 million as a result of new partner engagements that were signed in 2013 of $21.7 million and the progression or completion of existing transformation revenue partner contracts in 2013 of $5.6 million. Platform and operations revenue increased by $4.7 million due primarily to two additional partners going live on the platform and operations phase during 2013.

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue increased $35.0 million for fiscal 2013 to $46.3 million, as compared to $11.3 million for fiscal 2012. The increase in cost of revenue was primarily due to additional personnel to support the new transformation engagements that began in 2013 of $27.3 million (including additional stock compensation expense of $0.1 million). The remaining increase is primarily attributable to an increase in travel associated with new contracts of $3.2 million, a $1.2 million increase in professional services fees, a $1.5 million increase in TPA costs and increases in other miscellaneous expenses.

Selling, general and administrative expenses

SG&A expenses increased $8.1 million to $24.1 million for fiscal 2013, as compared to $16.0 million for fiscal 2012. The increase in SG&A expenses was primarily due to increased personnel costs to support our NSP, business development and corporate overhead of $3.2 million (including additional stock compensation expense of $1.1 million). The remaining increase is attributable to a $1.6 million increase in office rental costs, a $1.3 million increase in professional fees and increases in contract-related legal expenses of $0.7 million. The remainder of the increase is driven by increases in other miscellaneous expenses.

Depreciation and amortization expense

Depreciation and amortization expense increased by $1.1 million to $1.8 million for fiscal 2013, as compared to $0.7 million for fiscal 2012. The increase in depreciation and amortization expense was primarily due to the completion of the leasehold improvements for additional office space in July 2013, which resulted in depreciation expense of $0.8 million, and due to the completion of internally developed software in 2013, which resulted in amortization expense of $0.1 million.

Interest (income) / expense

Interest expense for fiscal 2013 was $0.8 million, an increase of $0.8 million, compared to $0.0 million for fiscal 2012. The increase in interest expense was primarily related to interest expense associated with certain convertible notes that were issued to certain existing investors to provide cash for operations and which were subsequently converted into Series B preferred units.

Income tax (benefit) / expense

Income tax benefit decreased by $0.3 million to $0.0 million for fiscal 2013 as compared to $0.3 million for fiscal 2012. The decrease is due to the 2013 reorganization in which the predecessor to Evolent Health LLC was reorganized as a limited liability company and the full valuation allowance on deferred tax assets recorded during 2013 on the predecessor to Evolent Health LLC prior to its conversion to a limited liability company. Evolent Health LLC is not subject to income tax subsequent to its conversion to a limited liability company.

Results of operations for Evolent Health Holdings, Inc.

The following table summarizes key components of the results of operations for Evolent Health Holdings, Inc. for the periods indicated, both in dollars and as a percentage of our revenues.

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)	(in thousands, except percentages)

Revenue:
Transformation	$—	$22,130	$22,130	$7,290
Platform and operations	—	3,541	3,541	1,056

Total Revenue	—	25,671	25,671	8,346

Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	30,018	30,018	11,274
Selling, general and administrative expenses	—	15,600	15,600	15,977
Depreciation and amortization expense	—	1,208	1,208	714

Total Operating Expenses	—	46,826	46,826	27,965

Operating Loss	—	(21,155)	(21,155)	(19,619)

Interest expense / (income), net	—	820	820	(18)
Other income	—	(1)	(1)	(1)
Gain on deconsolidation	—	46,246	46,246	—
Loss from equity investees	(14,548)	(1,004)	(4,241)	—

(Loss) income before income tax	(14,548)	23,268	20,031	(19,600)
Income tax (benefit) / expense	—	8	8	(337)

Net (loss) income and comprehensive (loss) income	$(14,548)	$23,260	$20,023	$(19,263)

Percentage of Revenue:

Revenue:
Transformation	—	86.2%	86.2%	87.3%
Platform and operations	—	13.8%	13.8%	12.7%

Total Revenue	—	100%	100%	100%

Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	116.9%	116.9%	135.1%
Selling, general and administrative expenses	—	60.8%	60.8%	191.4%
Depreciation and amortization expense	—	4.7%	4.7%	8.6%

Total Operating Expense	—	182.4%	182.4%	*

Operating Loss	—	-82.4%	-82.4%	*

Interest expense / (income), net	—	3.2%	3.2%	-0.2%
Other income	—	0.0%	0.0%	0.0%
Gain on deconsolidation	—	180.1%	180.1%	0.0%
Loss from equity investees	—	-3.9%	-16.5%	0.0%

(Loss) income before income tax	—	90.6%	78.0%	*
Income tax (benefit) / expense	—	0.0%	0.0%	-4.0%

Net (loss) income and comprehensive (loss) income	—	90.6%	78.0%	*

*	Represents a percentage of revenue in excess of 200%.

Comparison of nine months ended September 30, 2014 and 2013 and fiscal 2013 and fiscal 2012 for Evolent Health Holdings, Inc.

Due to the deconsolidation of Evolent Health LLC as a result of the issuance of a round of equity financing in which Evolent Health Holdings, Inc. was deemed to no longer control Evolent Health LLC for accounting purposes in the third quarter of 2013, the financial statements of Evolent Health Holdings, Inc. for the nine months ended September 30, 2014 and 2013 are not comparable. Evolent Health Holdings, Inc. did not recognize any revenue, cost of revenue, SG&A expense or depreciation and amortization expense for the nine months ended September 30, 2014 due to the deconsolidation. Subsequent to deconsolidating Evolent Health LLC, Evolent Health Holdings, Inc. has not engaged in any operations or investments other than the ownership of its interest in Evolent Health LLC and actions incidental thereto.

Revenue

Revenue for fiscal 2013 and the nine months ended September 30, 2013 was approximately $25.7 million. Revenue for fiscal 2012 was $8.3 million. The increase in revenue for fiscal 2013 compared to fiscal 2012 was primarily in transformation revenue and was driven by the addition of new partners as well as the growth in revenues attributable to existing partners, offset by the impact of deconsolidation.

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue for fiscal 2013 and the nine months ended September 30, 2013 was approximately $30.0 million. Cost of revenue for fiscal 2012 was $11.3 million. The increase in cost of revenue for fiscal 2013 compared to fiscal 2012 was due primarily to additional personnel costs to support new transformation engagements, offset by the impact of deconsolidating the results of Evolent Health LLC in the third quarter of 2013.

Selling, general and administrative expenses

SG&A expenses for fiscal 2013 and the nine months ended September 30, 2013 were approximately $15.6 million. SG&A expenses for fiscal 2012 were $16.0 million. The decrease in SG&A expenses for fiscal 2013 compared to fiscal 2012 was due to the impact of deconsolidating the results of Evolent Health LLC in the third quarter of 2013.

Depreciation and amortization expense

Depreciation and amortization expense for fiscal 2013 and the nine months ended September 30, 2013 was approximately $1.2 million. Depreciation and amortization expense for fiscal 2012 was $0.7 million. The increase of $0.5 million in depreciation and amortization expense for fiscal 2013 compared to fiscal 2012 was due to the completion of leasehold improvements for the additional office space in fiscal 2013, offset by the impact of deconsolidating the results of Evolent Health LLC in the third quarter of 2013.

Interest (income) / expense

Evolent Health Holdings, Inc. did not have any interest (income) / expense for the nine months ended September 30, 2014. Interest expense for fiscal 2013 and the nine months ended September 30, 2013 was approximately $0.8 million. Interest income for fiscal 2012 was $0.0 million. The increase in interest expense for fiscal 2013 compared to fiscal 2012 was due to the issuance of convertible notes payable in 2013 to fund our operations, which resulted in interest expense being recorded through the date of conversion of the notes into Series B preferred stock in September 2013.

Gain on deconsolidation

Evolent Health Holdings, Inc. recognized a $46.3 million gain on deconsolidation related to the 2013 reorganization and related issuance of Series B preferred units, including Series B preferred units that were issued as a result of the conversion of certain convertible notes, that reflected the difference between the fair value of its retained ownership in Evolent Health LLC and its carrying value.

Loss from equity investees

The $14.5 million decrease in loss from equity investees was primarily related to the 2013 reorganization. In accordance with the equity method of accounting, the carrying amount of the investment was initially recorded at cost and was increased to reflect its proportionate share of Evolent Health LLC’s income and was reduced to reflect its proportionate share of Evolent Health LLC’s losses. During the nine months ended September 30, 2014, Evolent Health Holdings, Inc.’s proportionate share of the losses of Evolent Health LLC was $14.5 million, which included $1.5 million related to the amortization of the basis differential. This compares to income of $1.0 million for the nine months ended September 30, 2013, which reflects less than one month of results subsequent to the deconsolidation of Evolent Health Holdings, Inc. During fiscal 2013, Evolent Health Holdings, Inc.’s proportionate share of the losses of Evolent Health LLC was $4.2 million, which included $0.7 million related to the amortization of the basis differential.

Income tax (benefit) / expense

Evolent Health Holdings, Inc. did not have any income tax (benefit) / expense for the nine months ended September 30, 2014. Income tax benefit for fiscal 2013 and the nine months ended September 30, 2013 was approximately $0.0 million. Income tax benefit for fiscal 2012 was $0.3 million. The decrease in income tax benefit for fiscal 2013 compared to fiscal 2012 was due to the 2013 reorganization in which the predecessor to Evolent Health LLC was converted into a limited liability company and the full valuation allowance on deferred tax assets on the predecessor to Evolent Health LLC prior to its conversion to a limited liability company.

Quarterly revenue for Evolent Health LLC

The following table sets forth the unaudited quarterly revenue for Evolent Health LLC for each of the seven quarters presented below. We have prepared this unaudited quarterly data on a consistent basis with the audited annual financial statements included in this prospectus. This information should be read in conjunction with our audited annual financial statements and the related notes included elsewhere in this prospectus. The revenue for these historical periods are not necessarily indicative of the revenue for a full year or any future period.

	Three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
(in thousands)	2013						2014
				(unaudited)
Revenue:
Transformation	$4,428	$6,329	$13,183	$10,621	$7,420	$8,532	$11,885
Platform and operations	1,029	1,198	1,437	2,056	12,656	15,657	18,011

Total Revenue	$5,457	$7,527	$14,620	$12,677	$20,076	$24,189	$29,896

Liquidity and capital resources

Evolent Health Holdings, Inc. is the managing member of Evolent Health LLC and the financial statements of Evolent Health Holdings, Inc. include the consolidated results and cash flows of Evolent Health LLC through September 23, 2013 and reflect the results of Evolent Health LLC as an equity method investment subsequent to such date due to deconsolidation that occurred as a result of a round of equity financing. The cash flows for Evolent Health Holdings, Inc. subsequent to the deconsolidation include the loss from equity method investee and therefore a discussion of such liquidity and capital resources have not been included herein. In this section, unless the context otherwise requires, the “company”, “we”, “us” and “our” refers to Evolent Health LLC.

Since its inception, Evolent Health LLC has incurred net losses and negative cash flows from operations. Evolent Health LLC incurred net losses of $32.8 million and $19.3 million for fiscal 2013 and fiscal 2012, respectively, and $30.6 million and $22.7 million for the nine months ended September 30, 2014 and 2013, respectively. Net cash used in operating activities was $19.3 million and $12.8 million for fiscal 2013 and fiscal 2012, respectively, and $4.3 million and $10.6 million for the nine months ended September 30, 2014 and 2013, respectively. As of September 30, 2014, Evolent Health LLC had $54.7 million of cash and current investments. Since inception, we have financed our operations primarily through private placements of convertible notes and convertible preferred units and, to a lesser extent, cash flows from operations.

In September 2013, Evolent Health LLC issued Series B preferred units, the net proceeds of which totaled $72.1 million. As of September 30, 2014, approximately $38.5 million of the net proceeds remained invested in highly liquid U.S. Agency Bonds classified as short-term investments. Evolent Health LLC intends to hold the investments to the respective maturity dates but has the option to access the entire $38.5 million for working capital purposes should the need arise.

We believe our current cash, short-term investments and sources of liquidity will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities and the timing and extent of our spending to support our R&D efforts and expansion into other markets. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and current investments and cash flows from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash and current investments

As of September 30, 2014, Evolent Health LLC had $54.7 million of cash and current investments. Since inception, we have financed our operations primarily through private placements of convertible notes and convertible preferred units and, to a lesser extent, cash flows from operations. We currently do not have any plan to obtain debt financing.

Our indebtedness

As of September 30, 2014, neither Evolent Health LLC nor Evolent Health Holdings, Inc. had any material indebtedness.

Cash flows

The following summary of cash flows of Evolent Health LLC for the periods indicated has been derived from our financial statements included elsewhere in this prospectus:

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2014	2013	2013	2012
Net cash used in operating activities	$(4,261)	$(10,615)	$(19,292)	$(12,767)
Net cash used in investing activities	(46,833)	(9,905)	(13,132)	(3,779)
Net cash (used in) provided by financing activities	(539)	94,994	95,063	4,500

Cash flows from operating activities

Net cash flows used in operating activities were $4.3 million for the nine months ended September 30, 2014 and $10.6 million for the nine months ended September 30, 2013. The improvement in net cash used in operating activities is driven by the growth in the size of our business. For the nine months ended September 30, 2014, the results were primarily related to an increase in accounts payable and accrued liabilities of $9.2 million, deferred revenue of $9.4 million associated with an increased number of partners, increase in stock compensation expense of $4.7 million due to non-employee accounting treatment requiring remeasurement to fair value at each reporting period and a decrease in other assets of $1.8 million offset by an increase in accounts receivable of $1.2 million and a net loss of $30.6 million. For the nine months ended September 30, 2013, the results were primarily related to an increase in accounts payable and accrued liabilities of $6.8 million, an increase in deferred revenue of $6.8 million, an increase in stock compensation expense of $1.1 million due to non-employee accounting treatment requiring remeasurement to fair value at each reporting period and an increase in deferred rent of $3.5 million associated with our expanded office space offset by an increase in accounts receivable of $6.4 million and a net loss of $22.7 million.

Net cash flows used in operating activities were $19.3 million for fiscal 2013 and $12.8 million for fiscal 2012. The increase in net cash flows used in operating activities was primarily driven by increased investment and hiring to support our growth. For fiscal 2013, the results were primarily related to an increase in accounts payable and accrued liabilities of $5.3 million, deferred revenue of $11.8 million associated with an increased number of partners, and deferred rent of $3.4 million associated with our expanded office space and an increase in stock compensation expense of $1.2 million due to non-employee accounting treatment requiring remeasurement to fair value at each reporting period, partially offset by an increase in accounts receivable of $8.6 million, and a net loss of $32.8 million. For fiscal 2012, the results were primary related to an increase in accounts payable and accrued liabilities of $3.6 million and deferred revenue of $4.4 offset by an increase in accounts receivable of $1.8 million and a net loss of $19.3 million.

Cash flows from investing activities

As of September 30, 2013, following the closing of our Series B preferred units offering in September 2013, Evolent Health LLC had total cash of $79.7 million. We elected to invest the majority of this cash in marketable securities of varying maturities all of which consisted of U.S. agency obligations and various Treasury bills and certificates of deposit.

During the nine months ended September 30, 2014, cash used in investing activities was $46.8 million as compared to $9.9 million for the nine months ended September 30, 2013. The increase in investing activities was driven by investing cash proceeds from the issuance of Series B preferred units and investment in property and equipment. For the nine months ended September 30, 2014, the results were primarily related to an increase in purchases of equipment and the payment of salaries related to the development of software for internal use of $7.2 million and net purchases of short-term investments of $36.2 million. For the nine months ended September 30, 2013, the results were primarily related to an increase in purchases of equipment and the payment of salaries related to the development of software for internal use of $10.0 million.

During fiscal 2013, cash used in investing activities was $13.1 million as compared to $3.8 million for fiscal 2012. For fiscal 2013, the results were primarily related to an increase in purchases of equipment and the payment of salaries related to the development of software for internal use of $11.0 million. For fiscal 2012, the results were primarily related to purchases of office equipment of $2.3 million.

Cash flows from financing activities

Our financing activities have consisted primarily of the issuance of convertible preferred units and convertible notes.

During the nine months ended September 30, 2014, cash used in financing activities was $0.5 million, as compared to cash provided by financing activities of $95.0 million for the nine months ended September 30, 2013. For the nine months ended September 30, 2014, the results were primarily related to a repurchase of Series A preferred units, partially offset by an issuance of Series B-1 preferred units. For the nine months ended September 30, 2013, the results were primarily related to the issuance of Series B preferred units of $72.1 million and cash proceeds from convertible notes of $23.0 million.

During fiscal 2013, cash provided by financing activities was $95.1 million as compared to $4.5 million for fiscal 2012. The increase in cash provided by financing activities was driven by our fund raising activities. For fiscal 2013, the results were primarily related to the issuance of Series B preferred units of $72.1 million and cash proceeds from convertible notes of $23.0 million. For fiscal 2012, the results were primarily related to the issuance of Series A preferred units.

Contractual obligations

The principal commitments of Evolent Health LLC primarily consist of obligations under leases for office space. As of September 30, 2014, the future non-cancelable minimum payments under these commitments were as follows:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases for facilities	20,520	2,616	6,548	6,879	4,477
Reseller Guarantees*	7,243	7,243	—	—	—

*	Relates to the UPMC Reseller Agreement and The Advisory Board Reseller Agreement. See “Certain relationships and related transactions”.

Off-balance sheet arrangements

Through September 30, 2014, neither Evolent Health LLC nor Evolent Health Holdings, Inc. had entered into any off-balance sheet arrangements, other than the operating leases noted above, and neither had any holdings in variable interest entities.

Related party transactions

In the ordinary course of business, we enter into transactions with related parties, primarily our existing investors, TPG, UPMC and The Advisory Board. Information regarding transactions and amounts with related parties is discussed in Note 13 to the financial statements of Evolent Health LLC included elsewhere in this prospectus. See also “Certain relationships and related transactions”.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest rate risk

As of September 30, 2014, cash, restricted cash and current investments of Evolent Health LLC was $61.3 million, which consisted of bank deposits with FDIC participating banks of $22.8 million and investments of $38.5 million. The cash on deposit with banks is not susceptible to interest rate risk.

U.S. agency obligations, certificates of deposit and Treasuries are classified as held-to-maturity based on the maturity dates and intent to hold.

There were no identified events or changes in circumstances that had a significant adverse effect on the values of these investments. If there was evidence of a decline in value, which is other than temporary, the amounts would be written down to their estimated recoverable value.

As of September 30, 2014, neither Evolent Health LLC nor Evolent Health Holdings, Inc. had any material indebtedness.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical accounting policies

Evolent Health Holdings, Inc.’s and Evolent Health LLC’s financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the applicable periods. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments could change the estimates used in the preparation of our financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis. The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below. Actual results could differ. These critical accounting policies apply to both Evolent Health Holdings, Inc. and Evolent Health LLC, as applicable to the manner of presentation of each in any period.

Revenue recognition

Revenue from our products and services is recognized when there is persuasive evidence of an arrangement, delivery has taken place, revenue is fixed or determinable and collectability of the associated receivable is reasonably assured. Deferred revenue represents billings in the current period for services to be performed in a subsequent period or instances where revenue recognition criteria have not been met.

We enter into arrangements with multiple deliverables, such as health plan launch, actuarial and analyst reporting, population health setup, system integration and payer partner support. We apply the Financial Accounting Standards Board’s, or FASB, guidance for revenue arrangements with multiple deliverables and evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) if the delivered item has value to our partner on a standalone basis and (b) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the units of accounting based on each unit’s relative selling price.

We enter into different types of contracts with our partners depending on where the partner is on its transition towards value-based care. Our contracts generally have multiple deliverables; however, typically there is only one unit of accounting because the deliverables do not have standalone value. As of the date of this prospectus, the only contracts requiring allocation to the units of accounting are Blueprint contracts associated with future discounts as further described below.

Transformation

We enter into two different types of contracts during the transformation phase: Blueprint contracts and implementation contracts. Blueprint contracts are fee-for-service and fixed fee in nature, where we provide a strategic assessment for our partners in exchange for a fixed fee that is paid over the term of the engagement. We recognize revenue associated with Blueprint contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract. This method provides the best estimate of proportionate performance as the output of the contract is not reflective of the value of the contract delivered each period. These contracts frequently contain credits for fees related to signing a future longer term agreement by a certain date. The credits are assessed to determine whether they reflect significant and incremental discounts compared to discounts in the original Blueprints. If discounts are significant and incremental, we allocate the discount between the Blueprint contract and future purchases. If the future credit expires unused, it is recognized as revenue at that time.

Depending on the strategic assessment generated in a Blueprint, a partner may decide to move forward with a population health or health plan strategy. In these cases, the partner enters into an implementation contract with us in which we provide all services related to the launch of this strategy. These contracts last twelve to fifteen months and are typically fixed fee in nature. We recognize revenue associated with implementation contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period, based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract. This method provides the best estimate of proportionate performance as the output of the contract is not reflective of the value of the contract delivered each period. Billings associated with these contracts are typically scheduled in installments over the term of the agreement.

Platform and operations

After the transformation phase, we enter into multi-year service contracts with our partners where various population health, health plan operations and PBM services are provided on an ongoing basis to the members of our partners’ plans in exchange for a monthly service fee. Members are individuals that are covered by the respective member service contracts and typically include the partners’ employees and its customers. Revenue from these contracts is recognized in the month in which the services are delivered. In some cases, there is an “at risk” portion of the service fee that could be refunded to the partner if certain service levels are not attained. We monitor our compliance with service levels to determine whether a refund will be provided to the partner and record an estimate of these refunds. To date, our history is limited for these contracts; therefore, the full potential refund is deferred until all obligations are met.

Income taxes

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income based on assumptions that are consistent with our future plans.

Evolent Health LLC was subject to income taxes in the United States for periods prior to September 23, 2013 and Evolent Health Holdings, Inc. is subject to income taxes for all periods. Each recognized deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its respective financial statements and tax returns. Deferred tax assets and liabilities were determined based upon the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences were expected to reverse. Deferred tax assets were reduced by a valuation allowance if it was more likely than not that these assets would not be realized.

On September 23, 2013, Evolent Health LLC completed a legal entity and tax restructuring pursuant to which its federal and state income tax status and classification changed from a corporation, subject to federal and state income taxes, to a partnership, whereby its members are responsible for reporting income or loss based on such member’s respective share of our income and expenses as reported for tax purposes. As a result of this restructuring, Evolent Health LLC ceased recognizing all of its federal and state deferred tax assets and liabilities as of September 23, 2013. In fiscal 2014 and fiscal 2013, all entities, as applicable, recorded a full valuation allowance against deferred tax assets, as significant doubt existed related as to their ability to be realized. In fiscal 2012, sufficient deferred tax liabilities reflecting taxable temporary differences existed which were in excess of deferred tax assets. Accordingly, no valuation allowance was necessary at that time.

Impairment of long lived assets

We review long-lived assets, including capitalized software development costs, property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If impairment indicators are present, recoverability of asset groups is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. We are required to make subjective judgments in determining the events or changes that may give rise to an impairment. We also make estimates in assessing the future undiscounted cash flows related to those assets or assets groups to determine if an asset has been impaired. We make those judgments and estimates based on management’s best knowledge of its future operating plans, business strategies, as well as the legal, environmental, industrial, technological and operational environment in which we operate.

Based on those judgments, we concluded that there was no impairment of long-lived assets for fiscal 2013 and fiscal 2012 or the nine months ended September 30, 2014 and 2013.

Impairment of equity method investment

Evolent Health Holdings, Inc. has accounted for its investment in Evolent Health LLC under the equity basis of accounting. Equity method investments are reviewed for impairment on a regular basis. An equity method investment is written down to fair value if there is evidence of a loss in value which is other than temporary. We may estimate the fair value of our equity method investment by considering recent investee equity transactions, discounted cash flow analysis and recent operating results. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline has occurred. The estimation of fair value and whether an other-than temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions.

Based on those judgments, we concluded that there was no impairment of equity method investment for fiscal 2013 or the nine months ended September 30, 2014 and 2013.

Stock-based compensation

Employees of Evolent Health LLC are granted stock-based awards in Evolent Health Holdings, Inc., and Evolent Health LLC is contractually required to issue a similar amount and class of membership equity to Evolent Health Holdings, Inc., in accordance with its second amended and restated operating agreement. Evolent Holdings, Inc. accounts for its interest in Evolent Health LLC using equity method of accounting. As such, we apply the guidance applicable to stock-based compensation granted to employees of an equity method investee. Under this guidance, we apply the fair value method to recognize compensation expense for stock-based awards. Using this method, the fair value of the awards is measured on the date that they vest and is recognized on a straight-line basis over the requisite service period. We re-measure the fair value of our unvested stock awards on a quarterly basis until the awards ultimately vest.

We utilize the Black-Scholes option pricing model to estimate the grant-date fair value of option awards. The following weighted-average assumptions are also used to calculate the estimated fair value of option awards:

•	Fair value of common stock: Our stock is not publicly traded and, therefore, we must estimate the fair value of common stock as described under “—Common Stock Valuation”.

•	Expected volatility: The expected volatility of our shares is estimated using the historical volatility of a peer group of public companies over the most recent period commensurate with the estimated expected term of the awards.

•	Expected term: For employee stock option awards, we use an estimated term equal to the weighted period between the vesting period and the contract life of the option. This method is known as the simplified method and is utilized due to our relatively short history.

•	Dividend yield: We have not paid dividends and do not anticipate paying a cash dividend in the foreseeable future and, accordingly, use an expected dividend yield of zero.

•	Risk-free interest rate: We base the risk-free interest rate on the implied yield available on a U.S. Treasury note with a term equal to the estimated expected term of the awards.

An estimated forfeiture rate is applied based on an analysis of historical option holder activity. Each quarter, the forfeiture rate is revised as needed to reflect the impact of new forfeitures that occurred.

We also may provide restricted stock awards to employees. Stock-based compensation cost for these awards is measured based on the fair value of our common stock on the grant date.

Common Stock Valuation

The historical valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, we considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of our common stock. The factors considered in determining the fair value include, but are not limited to, the following:

•	third-party valuations of our common stock completed as of September 2013 and January, April, July and October 2014;

•	recent issuances of preferred stock, as well as the rights, preferences and privileges of our preferred stock relative to our common stock;

•	our historical financial results and estimated trends and projections for our future operating and financial performance;

•	likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the market performance of comparable, publicly-traded companies; and

•	the overall economic and industry conditions and outlook.

In estimating the value of our common stock, our board of directors determined the equity value of the business by primarily considering income-based approaches. The income-based approach estimates value based on the expectation of future cash flows that a company will generate and the residual value of the company after the forecasted period. The future cash flows are discounted using a discount rate derived based upon venture capital rates commensurate with our risk profile. Additionally, we applied a discount to recognize the lack of marketability due to being a closely held company. Finally, we estimated the time to a future liquidity event at each valuation date based upon our expectations at each valuation date.

In order to determine the fair value of our common stock, we generally first determine our business enterprise value, or BEV, and then allocate the BEV to each element of our capital structure (preferred stock, common stock and options). As described above, our BEV was estimated using the income approach, which is one of the three generally accepted approaches in determining fair value of a business. A discounted cash flow analysis was used for the income approach. Our indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock and options using the Black-Scholes option-pricing model. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly-traded companies and estimates of expected term were based on the estimated time to liquidity event.

Our valuations have progressed as follows:

•	September 2013: We determined a fair market value of $4.29 per share of common stock based on estimated BEV of $130.3 million by a third party valuation expert. Because the Series B preferred unit issuance involved a new investor, the valuation was based upon the implied BEV from this transaction as it represented an arms-length marketplace participant transaction.

•	October 2014: We determined a fair market value of $14.18 per share, based on estimated BEV of $277.1 million by a third party valuation expert. The increase in BEV was due to the addition of several new partners in the platform and operations contract phase, which represents a long-term revenue stream as these contracts range from five to eight years. At the higher BEV valuation level the allocation of value to the common stock increased significantly hence the increase in common stock value.

Recently issued accounting standards

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for public companies on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

In August 2014, FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This ASU requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. It requires an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This ASU is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. Early application is permitted. We do not expect this ASU to have an impact on our financial statements or related disclosures.

Business

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading providers are taking on increasing clinical and financial responsibility for the populations they serve. Our purpose-built platform, powered by our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from FFS reimbursement to value-based payment models. By partnering with providers to accelerate their path to value-based care, we enable our provider partners to expand their market opportunity, diversify their revenue streams, grow market share and improve the quality of the care they provide.

We consider value-based care to be the necessary convergence of healthcare payment and delivery. We believe the pace of this convergence is accelerating, driven by price pressure in traditional FFS healthcare, a regulatory environment that is incentivizing value-based care models, a rapid expansion of retail insurance driven by the emergence of the health insurance exchanges and innovation in data and technology. We believe providers are positioned to lead this transition to value-based care because of their control over large portions of healthcare delivery costs, their primary position with consumers and their strong local brand.

Today, increasing numbers of providers are adopting value-based strategies, including contracting for capitated arrangements with existing insurance companies, governmental payers or large self-funded employers and managing their own captive health plans. Through value-based care, providers are in the early stages of transforming their role in healthcare as they attempt to defend their existing position and capture a greater portion of the more than $2 trillion in annual health insurance expenditures. While approximately 10% of healthcare payments are paid through value-based care programs today, including through models created by systems like UPMC, Kaiser Permanente and Intermountain Healthcare, it is estimated that this number will grow to over 50% by 2020. There were 120 provider-owned health plans as of 2010 and this number continues to grow. The number of ACOs constructed to manage capitated or value-based arrangements with existing insurance companies or government payers, has grown to 606 in 2014.

We believe the transformation of the provider business model will require a set of core capabilities, including the ability to aggregate and understand disparate clinical and financial data, standardize and integrate technology into care processes, manage population health and build a financial and administrative infrastructure that capitalizes on the clinical and financial value it delivers. We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to transition their organization and business model to succeed in value-based payment models.

The core elements of our platform include:

•	Identifi®, our technology platform, delivers the data aggregation and stratification, proven value-based care content, EMR optimization and proprietary applications that allow providers to standardize the delivery of care and enable clinical and financial analytics.

•	Integrated technology, proprietary process and clinical services model that enables the delivery of a high-performing population health organization, an aligned clinical delivery network to provide high-quality, coordinated care and an efficient administrative infrastructure to administer value-based care payment relationships.

•	Long-term, embedded and aligned partnerships with health systems to enable us and our provider partners to grow together as we manage increasing populations under value-based care arrangements.

•	Integration into provider clinical processes allows for traditional cost management solutions, such as PBM, radiology benefit management and patient risk scoring and adjustment, to achieve greater adoption and performance than traditional payer led models.

•	Payer-agnostic and a single point of integration between payers and the provider community. This indispensable single point of integration between a diverse set of payers becomes more valuable over time as our platform becomes the standard for value-based care contracting and operations.

We believe we are pioneers in enabling health systems to succeed in value-based payment models. We were founded in 2011 by members of our management team, UPMC, an integrated delivery system based in Pittsburgh, Pennsylvania, and The Advisory Board, to enable providers to pursue a value-based business model and evolve their competitive position and market opportunity. Our mission, technology and services were developed with UPMC, which operates the nation’s largest provider-owned health plan after Kaiser Permanente, and The Advisory Board, whose best practice research and technology solutions were available to a membership base of over 3,900 hospitals and providers as of September 2014. Our accomplishments since inception include:

•	2012: Signed and converted our first ‘Blueprint’ into a long-term contract with a provider

•	2013: Launched first plan to manage a health system’s employee population

•	2013: Launched first Medicare Advantage plan to enable a provider to capture entire premium dollar

•	2013: Entered four additional markets through long-term contracts with partners

•	2014: Payer Value Alliance—created common financial and clinical framework across payers

•	2014: Developed first commercial health plan for a health system partner, to launch in 2015

•	2014: Grew from six employees at inception to 733 employees as of December 17, 2014

We have developed what we believe is a unique partner development model. Each partner relationship begins with our transformation services, during which a partner engages us to develop a customized value-based care execution plan. This allows us to define the opportunity for our partners and embed our technology and processes while building confidence and trust that we are the best long-term infrastructure partner for the provider’s value-based care strategy. We then transition our partner to our platform and operations phase, which is governed by a long-term contract. To date, we have secured six long-term contracts representing over $500 million in future total contract value from our platform and operations revenue based on current pricing and membership as of October 31, 2014, with additional upside as current partners grow and expand the membership in their value-based care offerings.

We believe our business model provides strong visibility and aligns our partners’ incentives with our own. A large portion of our revenue is derived from our multi-year contracts, which are linked to the number of members that our partner is managing under a value-based care arrangement. This variable pricing model depends on the number of services and technology applications that our partners utilize to advance their value-based care strategies and the number of members they are able to attract over time. We expect to grow with current partners as they increase membership in their existing value-based programs, through expanding the number of services we provide to our existing partners and by adding new partners.

We believe we are in the early stages of capitalizing on these long-term aligned partnerships. Our health system partners’ current value-based care arrangements represent less than 10% of the health system partners’ total revenue each year. We believe the proportion of value-based care related revenues to total health system revenues will continue to grow, driven by continued price pressure in FFS, new government payment programs, growth in consumer-focused insurance programs, such as Medicare Advantage and the health insurance exchanges, and innovation in data and technology.

Our business model benefits from scale, as we leverage our purpose-built technology platform and centralized resources in conjunction with the growth of our partners’ membership base. These resources include technology development, clinical analytics and network development. These scale advantages allow us to deliver increasing value to a disparate set of providers and allows us to lower our own costs and increase margins over time.

The value we deliver to providers has translated into strong growth, as evidenced by Evolent Health LLC’s revenue increasing from $27.6 million for the nine months ended September 30, 2013 to $74.2 million for the nine months ended September 30, 2014. For the nine months ended September 30, 2014, Evolent Health LLC’s net loss was $30.6 million and Evolent Health LLC’s Adjusted EBITDA was approximately $(24.0) million. See “Prospectus summary—Summary financial and operational data” for our definition of Adjusted EBITDA, why we present Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss.

Our market opportunity

In 2014, healthcare spending in the United States is projected to be more than $3 trillion, of which we estimate $1 trillion to be waste. We believe that a fundamental shift to value-based care can address this $1 trillion opportunity. We believe that for the U.S. healthcare system to shift to a value-based care delivery model, providers must be an empowered part of the solution. Our comprehensive technology and services platform enables providers to capitalize on this transition, which we believe will position us to be at the forefront of the transformation to value-based care.

We believe our total market opportunity is over $10 billion today based on health insurance expenditures, the total percentage of payments providers receive under value-based contracting, the size of the provider-sponsored health plan market and the fees we believe we can charge. We believe this opportunity will grow to over $46 billion by 2020 driven by health insurance expenditures increasing from approximately $2.1 trillion in 2013 to approximately $3.2 trillion in 2020, the total percentage of payments providers receive under value-based care models growing from 10% to 50%, and the provider-sponsored health plan market representing 15% of total health plan membership.

Healthcare is in the early stages of structural change

We believe the incentives will grow for health systems to transition to value-based payment models that align the delivery and payment of care in an effort to reduce costs and improve patient health.

It is estimated that over 50% of total healthcare payments will be paid through value-based care programs by 2020. An aging population, expanding coverage and the U.S. and or states government’s increasing role as payer is expected to drive this growth, which we expect to create significant long-term demand for our offerings. It is expected that Medicare enrollment alone will rise from approximately 53 million people in 2014 to approximately 63 million in 2020. In addition to enrollment growth, the expansion of government value-based care models are aligning healthcare payment and delivery, incentivizing providers to deliver high-quality care in a cost-effective manner. These programs include Medicare ACOs, Medicare Shared Savings Programs, dual eligible (or those that qualify for both Medicare and Medicaid) and Medicare value-based purchasing.

Further supporting the shift is the increase of retail purchasing of healthcare which is expected to grow to over 87 million people by 2018. We believe the growth of retail-oriented healthcare creates an opportunity for providers to compete with health insurers for these lives where their brand resonates with consumers and there are lower barriers to entry than the traditional group health model.

Health systems must defend their platform and expand their market opportunity

We believe that the status quo for providers is not sustainable. The operating margins of health systems that do not change their business models are estimated to erode to -8% by 2020. We believe, however, health systems that evolve to a value-based care model can create greater financial stability for their existing hospital business and can expand their market opportunity by gaining access to a greater portion of the healthcare insurance premiums that they do not already receive. Health systems that adopt value-based care models such as ACOs, bundled payments and provider-owned health plans, can compete for these healthcare insurance premiums.

We believe that providers are well-positioned for the opportunity to compete for approximately $1.2 trillion of health insurance spending, which represents the difference in the approximately $2.1 trillion of health insurance spending in the United States and the $937 billion that hospitals received in 2013. In many local markets, health systems are the central hub of healthcare. They directly control approximately 44% of the healthcare costs and indirectly control even larger portions of overall spend through their clinical decision-making.

This opportunity is expected to grow. Health insurance spending is expected to grow from approximately $2.1 trillion in 2013 to approximately $3.2 trillion by 2020, as Medicare Advantage, Medicaid Managed Care, dual eligible beneficiaries and health insurance exchanges grow.

Multiple ways to capitalize on the shift to value-based care

We believe we will benefit from the multiple value-based business models that can be pursued by health systems. Market factors, such as payer mix and local competition, and the health systems’ resources, including financial, clinical and technology, drive their determination of the value-based business model to pursue. Examples of the value-based business models that are typically pursued include (a) shared savings payer risk contracts with existing insurance companies or governmental payers, whereby health systems can receive a portion of the medical costs savings, (b) capitated payer risk contracts, whereby health systems receive a fee to manage populations that is based on the number of members being managed and the scope of their services and (c) owning a health plan, whereby health systems receive the total insurance premium to manage the health of a population.

In our experience, health systems that have had success with value-based care models, including the management of their own employees, or owning a Medicare Advantage health plan, have sought to expand the number and size of value-based care arrangements that they pursue. We believe our ability to enable and support these business models across all populations positions us to benefit from a health system’s transition to value-based care, regardless of the forms of value-based care they choose or populations they target.

Our solution

We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to succeed in value-based payment models.

Our long-term partnerships begin with a system transformation process called the Blueprint, where we work with a provider’s board of directors and senior management to assess their ability to succeed in value-based payment models. This process acts as a channel for long-term partnerships, as a significant portion of providers that make an investment in a Blueprint continue to partner with us for our Value-Based Operations.

Once our platform is integrated into the clinical and financial systems of our provider partners through the Blueprint and implementation phase, our Value-Based Operations, including our technology-enabled services platform, support the execution and administration of a provider’s value-based care models on an ongoing basis. Value-Based Operations include Identifi®, our technology backbone, Population Health Services to enable provider-led management of the population and Financial and Administrative Management to measure performance and administer and capture the value of improved care.

Supporting multiple value-based care models

Our platform was built to support a diverse set of provider value-based care strategies. It provides the core technology and services necessary for all models pursued by providers.

Providers partner with us on at least one of three types of value-based contracting models, with most supporting at least the Direct to Employer model and one additional type of contracting arrangement.

•	Direct to Employer: Manage costs for self-funded employees including a health system’s own employees

•	Payer contracts: Value-based contracts with third-party payers (including commercial insurers and the government) that include a full spectrum of risk for bundled payments, pay for performance to full capitation

•	Health plan: Launching a provider-owned health plan allows providers to control the entire premium dollar across multiple populations, including commercial, Medicare and Medicaid

Our partners benefit from a single platform that enables them to utilize our core suite of ongoing solutions, regardless of the size or type of value-based care models they are pursuing. Our platform grows through health systems increasing membership in their existing value-based care payment model, as well as their pursuit of additional payer contracts and health plans.

Identifi®

Identifi® is our proprietary technology platform that aggregates and analyzes data, manages care workflows and engages patients. Identifi® links our processes with those of our provider partners and other third parties in order to create a connected clinical delivery ecosystem, stratify patient populations, standardize clinical work flows and enable high-quality, cost-effective care. The configurable nature and broad capabilities of Identifi® help enhance the benefits our partners receive from our Value-Based Operations and increase the effectiveness of our partners’ existing technology architecture. Highlights of the capabilities of Identifi® include the following:

•	Data and integration services: Data from disparate sources, such as EMRs, and lab and pharmacy data, is collected, assembled, integrated and maintained in order to provide healthcare professionals with a holistic view of the patient.

•	Clinical and business intelligence: Clinical and business intelligence is applied to the integrated data to create actionable information in order to optimize clinical and financial performance.

•	EMR optimization: Data and clinical insights from Identifi® are fed back into partner EMRs, which are optimized to improve both provider and patient satisfaction, create workflow efficiencies, promote clinical documentation and coding and provide clinical support at the point-of-care.

•	Applications: A suite of cloud-based applications manages the clinical, financial and operational aspects of the value-based model. Our applications are individually purchased and scale with the clinical, financial and administrative needs of a provider partners. As additional capabilities are required through our platform, they are often deployed as applications through the Identifi® platform.

Value-Based Operations

Our Value-Based Operations are empowered and supported by Identifi®. Other elements include: (1) an aligned clinical delivery network to provide improved, coordinated care, (2) a high-performing population health organization that drives clinical outcomes and (3) an efficient administrative infrastructure to administer value-based payments. We integrate change management processes and ongoing physician-led transformation into all value-based services to build engagement, integration and alignment within our partners in order to successfully deliver value-based care and sustain performance. We have standardized the processes described below and are able to leverage our expertise across our entire partner base. Through the technological and clinical integration we achieve, our solutions are delivered as ingrained components of our partner’s core operations rather than add-on solutions.

Delivery network alignment.    We help our partners build the capabilities that are required to develop and maintain a coordinated and financially-aligned provider network that can deliver high-quality care necessary for value-based contracts. These capabilities include:

•	High-performance network: Supporting the capabilities needed to build, maintain and optimize provider- and clinically-integrated networks

•	Value compensation models: Developing and supporting physician incentive payment programs that are linked to quality outcomes, payer shared savings arrangements and health plan performance

•	Integrated specialty partnerships: Supporting the technology-enabled strategies, analytics and staff needed to optimize network referral patterns

Population Health Performance.    Population Health Performance is an integrated suite of technology-enabled solutions that supports the delivery of quality care in an environment where a provider’s need to manage health has significantly expanded. These solutions include:

•	Clinical programs: Care processes and ongoing clinical innovation that enables providers to target the right intervention at the right time for a given patient

•	Specialized care team: Multi-disciplinary team that is deployed telephonically from a centralized location or throughout a local market to operate clinical programs, engage patients and support physicians

•	Patient engagement: Integrated technologies and processes that enable outreach to engage patients in their own care process

•	Quality and risk coding: Engagement of physicians to identify opportunities to close gaps in care and improve clinical documentation efforts

Financial and administrative management.    We help providers assemble the complete infrastructure required to operate, manage and capitalize on a variety of value-based payment arrangements. These capabilities include:

•	Payer risk: The capabilities needed to successfully manage risk from payers, including analysis, data and operational integration with payer processes, and ongoing performance management. Included in this capability is our Payer Value Alliance, which leverages our national scale to support providers with a common, sustainable, financial and clinical framework across contracted payers.

•	Analytics and reporting: The ongoing and ad hoc analytic teams and reports required to measure, inform and improve performance, including population health analytics, market analytics, network evaluation, staffing models, physician effectiveness, clinical delivery optimization and patient engagement

•	Health plan: The scaled administrative capabilities required to launch and operate a provider-sponsored health plan, including sales and marketing, product development, actuarial, regulatory and compliance, member services, claims administration, provider relations, finance and utilization management

•	Leadership and management: Our local and national talent assist our partners in effectively managing the performance of their value-based operations

•	Pharmacy benefit management. The team of professionals to support the drug component of providers’ plan offerings with national buying power and dedicated resources that are tightly integrated with the care delivery model. Differentiated from what we consider to be traditional PBMs, our solution is integrated into patient care and engages population health levers including generic utilization, provider management, and utilization management to reduce unit pharmacy costs.

National Support Platform

Our solution was built to provide operating leverage that benefits from our continued growth. Multiple high-impact services within our Value-Based Operations are centralized in our NSP to create operating leverage across our model. Services that traditionally required additional personnel within each market such as network development, PBM administration, technology infrastructure and data analytics are serviced from a centralized location to allow each of our partners to benefit from lower costs and centralized national best practices. The infrastructure to support these services has been established and continues to scale with our growth.

Competitive strengths

We believe we are well-positioned to benefit from the transformations occurring in healthcare payment and delivery described above. We believe this new environment that rewards the better use of information to drive patient outcomes aligns with our platform, recent investments and other competitive strengths.

Early innovator

We believe we are an innovator in the delivery of a comprehensive value-based care solution for providers. We were founded in 2011, ahead of the implementation of the ACA health insurance exchanges and before the rapid expansion of programs, such as Medicare ACOs or Medicare Bundled Payment Initiatives. Since our inception, we have invested a significant amount in our offerings. Given the required lead time for customer acquisition and solution implementation, the resulting long-term partnership and the value of having delivered financial and clinical outcomes in a nascent market, we are developing brand identity and a growing leadership position in this emerging market segment.

Comprehensive technology platform

Our proprietary technology platform, Identifi®, allows us to deliver a connected delivery ecosystem, implement replicable clinical processes, scale our Value-Based Operations and capitalize on multiple types of value-based payment relationships. The Identifi® platform supports the following capabilities:

•	data aggregation from internal and external sources, such as EMRs and payer claims;
•	algorithmic interpretation of aggregated data to stratify populations and identify high-risk patients;
•	standardized workflows and dashboards to enable consistency across disparate clinical resources;
•	applications to support value-based business models;
•	patient outreach and engagement tools;
•	integration into physician workflows to proactively engage high-priority patients; and
•	reporting and tracking of clinical and financial outcomes.

We believe we are creating scaled benefits for our provider partners in areas such as data analytics, administrative services and care management. As an example, Identifi® has enabled the creation of our NSP in which we employ experts in a variety of subject matters, such as network development and clinical analytics, that are capable of being leveraged by multiple partners. Partners benefit from leveraging one common data model, one data integration engine, one set of clinical applications and a growing set of best practices. We expect Identifi® to enable us to deliver increasing levels of efficiency to our provider partners.

Provider-centric brand identity

We believe our provider-centric brand identity and origins differentiate us from our competitors. We believe our solutions, which have built on capabilities developed at UPMC, resonate with potential partners seeking proven solutions from providers rather than payers or non-healthcare businesses. Our analytical and clinical solutions are rooted in UPMC’s experience in growing a provider-led, integrated delivery network over the past 15 years, and growing to become one of the largest provider-owned health plans in the country. In addition, our deep strategic partnership with The Advisory Board strengthens our brand as a provider-friendly organization. The Advisory Board is well-recognized as an industry thought leader that made its research and technology solutions available to approximately 3,900 hospitals as of September 2014.

Our position as a payer-agnostic services organization allows for the sharing of data across multiple payers and care delivery integration regardless of payer, which we believe is not possible with payer-led solutions. In addition, our independence allows us to work hand-in-hand with our provider partners. The result is the development of innovative programs, such as the Payer Value Alliance, whereby we deliver the value of our network and experience to move health systems quickly and effectively to payer risk contract templates and value-based contracting.

Partnership-driven business model

Our business model is predicated on long-term strategic partnerships with leading providers that are attempting to evolve two of their most critical business functions: how they deliver care and how they are compensated for it. The partnership model enables cultural alignment, integration into the provider care delivery and payment work flow, long-term contractual relationships and a cycle of clinical and cost improvement with shared financial benefit. As of December 2014, our average contractual relationship with our partners was approximately 6.7 years.

We have sought to partner with leading providers in sizable markets, which we believe creates a growth cycle that benefits from the secular transition to value-based care. By helping these systems lower clinical and administrative costs, we believe we are positioning them to offer a low cost, effective care setting to payers, employers and consumers, which enables them to capture greater market share. As providers have succeeded in lowering costs and growing market share, this enables them to increase their value-based offerings. By virtue of our business model, we benefit from our partners’ growth.

Channel development

Our heritage, having been founded by UPMC, one of the largest providers in the country, and The Advisory Board with over 3,900 hospital and health system members, along with the relationships fostered by our senior management team, have allowed us to develop a significant channel into leading health systems. Our solution empowers a fundamental shift in a provider’s business model and requires alignment of their senior management and board of directors for success. Having developed relationships with health system leaders, we are able to partner with the key decision makers in provider organizations when they choose to enter value-based care ahead of our competitors.

Our business model creates additional channel development through our Blueprint services. Our Blueprint not only enables providers with a roadmap to value-based care and the financial implications of the transition, it also creates a connection between us and the provider’s senior leadership. As a result, we derive revenues from providers who have completed the Blueprint phase and proceed to partner with us to enable their transition to value-based contracting.

Proven leadership team

We have made a significant investment in building an industry-leading management team. The senior leadership team of nine individuals has an average of 17 years of experience in the healthcare industry and a track record of delivering measurable clinical, financial and operational improvement for healthcare providers and payers. Our chief executive officer, Frank Williams, was formerly the chief executive officer of The Advisory Board, where he oversaw the growth of the company and its initial public offering.

Growth opportunities

Multiple avenues for growth with our existing, embedded partner base

We have established a multi-year partnership model with multiple drivers of embedded growth through the following avenues:

•	pricing models;

•	growth in lives in existing covered populations;

•	partners expanding into new lines of value-based care to capture growth in new profit pools;

•	partners utilizing our additional capabilities, such as new Identifi® applications, PBM and TPA; and

•	opportunities to share in a percentage of clinical savings that are generated.

In addition to growth within our existing partner base, opportunities exist with providers utilizing our Blueprint, who sign short-term contracts under which we analyze the opportunities available to them in the value-based care market. Since our inception we have converted the majority of our Blueprints into long-term operating partnerships.

Early stages of a rapidly growing transformational addressable market

We believe that our existing partners represent a small fraction of health systems that could benefit from our solutions. The transformation of the care delivery and payment model in the United States has been rapid, but it is still in the early stages. While approximately 10% of healthcare payments are paid through value-based care programs today, it is estimated that this number will grow to over 50% by 2020. We expect that a significant driver of this shift will be the growth of health system based health plans. While there were approximately 3,000 health systems in the United States as of 2010, there were only 120 health system based health plans. We believe the breadth of our solution, our provider-centric brand, our proven results and our partner-aligned model will allow us to grow our pipeline and penetrate this rapidly growing market.

Capitalize on growth in select government-driven programs

Significant growth is projected in the number of people managed by government-driven programs in the United States over the next 10 years. Specifically, the Centers for Medicare and Medicaid Services project the number of Medicare beneficiaries to grow to approximately 63 million by 2020. We expect health systems to be direct beneficiaries of growth in Medicare Advantage, Medicaid Managed Care, Dual Eligible and health insurance exchanges because those specific markets are well suited for value-based care. We believe that the growth in government programs will create an opportunity for health systems to capture a greater portion of the over $2 trillion in annual health insurance expenditures. The nature of our variable fee economic model enables us to benefit from this growth in government managed lives.

Ability to capture additional value through delivering clinical results

We are capturing only a portion of the administrative dollars in the market through our current solution, which represent over 10% of total premium dollars. We believe there is a significant opportunity to capture a portion of the medical dollar over time—namely the remainder of the premium dollar which goes to medical expenses. As our health system partners continue to own a larger percentage of overall premiums, we have begun to pursue business models that allow us to participate in the medical savings through shared savings agreements that align incentives to reduce costs and improve quality outcomes.

Expand platform offerings to meet evolving market needs

There are multiple business offerings that health systems may require to operate in a value-based care environment that we do not currently provide, including but not limited to:

•	PBM expansion to include additional specialty pharmacy management capabilities;
•	health savings account administration;
•	on-site or specialty clinic platforms; and
•	consumer engagement and digital outreach.

We believe there is an opportunity to provide these services to our health system partners. By doing so, we believe we can create multiple additional monetization opportunities, including additional fees from existing partners, and can enable our partners to control an even greater portion of total medical costs, of which we can share in the gains. In addition, we believe we could provide these services on a standalone basis to health systems that are not Value-Based Organization partners.

Selectively pursue strategic acquisitions

We believe that the nature of our competitive landscape provides meaningful acquisition opportunities. Our industry is in the early stages of its life cycle and there are multiple firms attempting to capitalize on the transformation of the care delivery model and the various forms of new profit pools. We believe that providers will require an end-to-end solution and we believe we are well positioned to meet this demand by expanding the breadth of our offerings through not only organic growth, but also the acquisition of niche providers and non-core portions of larger enterprises. In addition, given our strong channel access and the potential size of our installed base, we believe there is an opportunity to acquire additional value-added products and services that we can deliver to our existing partners.

Sales and marketing

We market and sell our services to providers throughout the United States. Our dedicated sales team, organized by region, targets provider opportunities for our platform solutions. Our sales team works closely with our leadership team and subject matter experts to foster long-term relationships with our provider partner’s leadership and board of directors given the long-term nature of our partnerships. Our dedicated business development team works closely with our partners to identify additional service opportunities that can be offered from our platform on a continuous basis.

Partner relationships

Our business model is predicated on long-term strategic partnerships with leading providers that are attempting to evolve two of their most critical business functions: how they deliver care and how they are compensated for it. The partnership model enables cultural alignment, integration into the provider care delivery and payment work flow, long-term contractual relationships and a cycle of clinical and cost improvement with shared financial benefit. As of December 2014, our average contractual relationship with our partners was approximately 6.7 years.

We have sought to partner with leading providers in sizable markets, which we believe creates a growth cycle that benefits from the secular transition to value-based care. By helping these systems lower clinical and administrative costs, we believe we are positioning them to offer a low cost, effective care setting to payers, employers and consumers, which enables them to capture greater market share. As providers have succeeded in lowering costs and growing market share, this enables them to increase their value-based offerings. By virtue of our business model, we benefit from our partners’ growth.

Competition

The market for our products and services is fragmented, competitive and characterized by rapidly evolving technology standards, customer needs and the frequent introduction of new products and services. Our competitors range from smaller niche companies to large, well-financed and technologically-sophisticated entities.

We compete on the basis of several factors, including breadth, depth and quality of product and service offerings, ability to deliver clinical, financial and operational performance improvement through the use of products and services, quality and reliability of services, ease of use and convenience, brand recognition and the ability to integrate services with existing technology. We also compete on the basis of price.

Healthcare laws and regulations

Our business is subject to extensive, complex and rapidly changing federal and state laws and regulations. Various federal and state agencies have discretion to issue regulations and interpret and enforce healthcare laws. While we believe we comply in all material respects with applicable healthcare laws and regulations, these regulations can vary significantly from jurisdiction to jurisdiction, and interpretation of existing laws and regulations may change periodically. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business. The following are summaries of key federal and state laws and regulations that impact our operations:

Healthcare reform

In March 2010, the ACA and the Health Care and Education Reconciliation Act of 2010, which we refer to, collectively, as healthcare reform, was signed into law. Healthcare reform contains provisions that have changed and will continue to change the health insurance industry in substantial ways. For example, healthcare reform includes a mandate requiring individuals to be insured or face tax penalties; a mandate that employers with over 50 employees offer their employees group health insurance coverage or face tax penalties; prohibitions against insurance companies that offer Individual Major Medical plans using pre-existing health conditions as a reason to deny an application for health insurance; medical loss ratio requirements that require each health insurance carrier to spend a certain percentage of their premium revenue on reimbursement for clinical services and activities that improve healthcare quality; establishment of health insurance exchanges to facilitate access to, and the purchase of, health insurance; and subsidies and cost-sharing credits to make health insurance more affordable for those below certain income levels.

Healthcare reform amended various provisions in many federal laws, including the Code, the Employee Retirement Income Security Act of 1974 and the Public Health Services Act. Healthcare reform is being implemented by the Department of Health and Human Services, the Department of Labor and the Department of Treasury. Most of the ACA regulations became effective on January 1, 2014.

Although the United States Supreme Court upheld healthcare reform’s mandate requiring individuals to purchase health insurance in 2012, some uncertainty about whether parts of healthcare reform or ACA regulations will remain in effect or be further amended is expected to continue with the possibility of future litigation with respect to certain provisions as well as legislative efforts to repeal and defund portions of healthcare reform or healthcare reform in its entirety. We cannot predict the outcome of any future legislation or litigation related to healthcare reform. Healthcare reform has resulted in profound changes to the individual health insurance market and our business, and we expect these changes to continue.

Stark law

We are subject to federal and state “self-referral” laws. The Stark Law is a federal statute that prohibits physicians from referring patients for items covered by Medicare or Medicaid to entities with which the physician has a financial relationship, unless that relationship falls within a specified exception. The Stark Law is a strict liability statute and is violated even if the parties did not have an improper intent to induce physician referrals. The Stark Law is relevant to our business because we frequently organize arrangements of various kinds under which (a) physicians and hospitals jointly invest in and own ACOs, clinically integrated networks and other entities that engage in value-based contracting with third-party payers or (b) physicians are paid by hospitals or hospital affiliates for care management, medical or other services related to value-based contracts. We evaluate when these investment and compensation arrangements create financial relationships under the Stark Law and design structures that satisfy exceptions under the Stark Law or Medicare Shared Savings Program waiver.

Anti-kickback laws

In the United States, there are federal and state anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other health-

related business. The United States federal healthcare programs’ Anti-Kickback Statute makes it unlawful for individuals or entities knowingly and willfully to solicit, offer, receive or pay any kickback, bribe or other remuneration, directly or indirectly, in exchange for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a federal healthcare program or the purchase, lease or order, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service, or item for which payment may be made in whole or in part under a federal healthcare program. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from federal healthcare programs. The Anti-Kickback Statute raises similar compliance issues as the Stark Law. While there are safe harbors under the Anti-Kickback Statute, they differ from the Stark Law exceptions in that compliance with a safe harbor is not mandatory. If an arrangement falls outside the safe harbors, it must be evaluated on its specific facts to assess whether regulatory authorities might take the position that one purpose of the arrangement is to induce referrals of federal healthcare program business. Our business arrangements implicate the Anti-Kickback Statute for the same reasons they raise Stark Law issues. We evaluate whether investment and compensation arrangements being developed by us on behalf of hospital partners fall within one of the safe harbors or Medicare Shared Savings Program waiver. If not, we consider the factors that regulatory authorities are likely to consider in attempting to identify the intent behind such arrangements. We also design business models that reduce the risk that any such arrangements might be viewed as abusive and trigger Anti-Kickback Statute claims.

Antitrust laws

The antitrust laws are designed to prevent competitors from jointly fixing prices. However, competitors often work collaboratively in order to reduce the cost of healthcare and improve quality. To balance these competing goals, antitrust enforcement agencies have established a regulatory framework under which claims of per se price fixing can be avoided if a network of competitors (such as an ACO or clinically integrated network) is financially or clinically integrated. In this context, we evaluate the tests for financial and clinical integration that would be applied to the provider networks that we are helping to create and support, including the nature and extent of any financial risk that must be assumed to be deemed financially integrated and the types of programs that must be implemented to achieve clinical integration. However, even if a network is integrated, it is still subject to a “rule of reason” test to determine whether its activities are, on balance, pro-competitive. The key factors in the rule of reason analysis are market share and exclusivity. We focus on network size, composition and contracting policies to strengthen our partners’ position that their networks meet the rule of reason test.

Federal civil False Claims Act and state false claims laws

The federal civil False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The “qui tam” or “whistleblower” provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. Our future activities relating to the manner in which we sell and market our services may be subject to scrutiny under these laws.

HIPAA, privacy and data security regulations

By processing data on behalf of our partners, we are subject to specific compliance obligations under privacy and data security-related laws, including HIPAA, the HITECH Act and related state laws. We are also subject to federal and state security breach notification laws, as well as state laws regulating the processing of protected personal information, including laws governing the collection, use and disclosure of social security numbers and related identifiers.

The regulations that implement HIPAA and the HITECH Act establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, all of which are referred to as “covered entities”, and their “business associates” (which includes anyone who performs a service on behalf of a covered entity involving the use or disclosure of protected health information and is not a member of the covered entity’s workforce). Our partners’ health plans generally will be covered entities, and, as their business associate, they may ask us to contractually comply with certain aspects of these standards by entering into requisite business associate agreements.

HIPAA healthcare fraud standards

The HIPAA healthcare fraud statute created a class of federal crimes known as the “federal healthcare offenses”, including healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, executing a scheme to defraud any healthcare benefit program, while the HIPAA false statements statute prohibits, among other things, concealing a material fact or making a materially false statement in connection with the payment for healthcare benefits, items or services. Entities that are found to have aided or abetted in a violation of the HIPAA federal healthcare offenses are deemed by statute to have committed the offense and are punishable as a principal.

Consumer protection laws

Federal and state consumer protection laws are being applied increasingly by the FTC, Federal Communications Commission and states’ attorneys general to regulate the collection, use, storage and disclosure of personal or patient information, through websites or otherwise, and to regulate the presentation of website content and to regulate direct marketing, including telemarketing and telephonic communication. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.

State privacy laws

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations, which we refer to as state privacy laws, that govern the use and disclosure of a person’s medical information or records and, in some cases, are more stringent than those issued under HIPAA. These state privacy laws include regulation of health insurance providers and agents, regulation of organizations that perform certain administrative functions, such as utilization review, or UR, or TPA, issuance of notices of privacy practices and reporting and providing access to law enforcement authorities. In those cases, it may be necessary to modify our operations and procedures to comply with these more stringent state privacy laws. If we fail to comply with applicable state privacy laws, we could be subject to additional sanctions.

Other state laws

State insurance laws require licenses for certain health plan administrative activities, including TPA licenses for the processing, handling and adjudication of health insurance claims and UR agent licenses for providing medical management services. Given the nature and scope of services that we provide to certain partners, we are required to maintain TPA and UR agent licenses and ensure that such licenses are in good standing on an annual basis.

Employees

As of December 17, 2014, we employed 733 persons, approximately 54% of whom are based in our headquarters in Arlington, Virginia. We have not experienced any work stoppages and consider our employee relations to be good. None of our employees is represented by a labor union.

Intellectual property

Our continued growth and success depends, in part, on our ability to protect our intellectual property and proprietary technology, including the Identifi® software platform. We primarily protect our intellectual property through a combination of copyrights, trademarks and trade secrets, intellectual property licenses and other contractual rights (including confidentiality, non-disclosure and assignment-of-invention agreements with our with employees, independent contractors, consultants and companies with which we conduct business).

However, these intellectual property rights and procedures may not prevent others from creating a competitive online platform or otherwise competing with us. We may be unable to obtain, maintain and enforce the intellectual property rights on which our business depends, and assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. For additional information related to our intellectual property position. see “Risk factors—Risks relating to our business and industry”.

Research and development

Our R&D expenditures primarily consist of our strategic investment in internally developed software to further our initiatives, and new product development in the areas of cost management, quality and safety and population health management. We capitalized software development costs of $7.6 million and $0.0 million for fiscal 2013 and fiscal 2012, respectively. We capitalized software development costs of $5.7 million for the nine months ended September 30, 2014.

Facilities

We occupy 90,905 square feet of space for our headquarters in Arlington, Virginia under a lease that expires in 2020. In addition, we lease office space in The Advisory Board’s San Francisco office. From time to time, we also rent space in certain market locations near or at partner sites where we have significant staffing.

Legal proceedings

We are not currently a party to any material litigation proceedings. From time to time, however, we may be a party to litigation and subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of December 1, 2014:

Name	Age	Position

Frank Williams	48	Chief Executive Officer and Director

Seth Blackley	35	President

Nicholas McGrane	46	Chief Financial Officer

Tom Peterson	45	Chief Operating Officer

Gary Piefer, MD	64	Chief Medical Officer

Chad Pomeroy	48	Chief Technology Officer

Dave Thornton	38	Chief Talent Officer

Jonathan Weinberg	47	General Counsel

Steve Wigginton	49	Chief Development Officer

David Farner	51	Director

Matthew Hobart	44	Director

Diane Holder	64	Director

Michael Kirshbaum	38	Director

Robert Musslewhite	45	Director

Norman Payson, MD	66	Director

Frank Williams, our founder, has served as our Chief Executive Officer since August 2011 and has served as a director since August 2011. He also serves as Vice Chairman of The Advisory Board, and served as the Chief Executive Officer of The Advisory Board from June 2001 to September 2008. From September 2008 to August 2011, Mr. Williams was the Chairman of The Advisory Board. Prior to joining The Advisory Board, Mr. Williams served as President of MedAmerica OnCall from September 1999 to March 2000, President of Vivra Orthopedics from 1995 to February 1999, and as a management consultant for Bain & Co. from June 1988 to June 1990. He currently serves on the boards of Privia Health and Head-Royce School. Mr. Williams holds a bachelor of arts degree in political economies of industrial societies from the University of California, Berkeley, and a master of business administration from Harvard Business School.

Seth Blackley has served as our President since August 2011. Prior to joining us, Mr. Blackley was the Executive Director of Corporate Development and Strategic Planning at The Advisory Board from May 2004 to August 2011. Mr. Blackley began his career as an analyst in the Washington, D.C. office of McKinsey & Company. Mr. Blackley holds a bachelor of arts degree in business from The University of North Carolina at Chapel Hill, and a master of business administration from Harvard Business School.

Nicholas McGrane has served as our Chief Financial Officer since October 2014. Prior to joining Evolent, Mr. McGrane was Managing Director with Riverside Management Group from July 2013 to October 2014. Prior to joining Riverside Management Group, Mr. McGrane was an independent consultant for clients including Evolent Health LLC, and served as Interim Chief Executive Officer and Interim President of Sbarro Inc. from July 2010 to February 2012. Sbarro Inc. was a portfolio company of MidOcean Partners, where Mr. McGrane held various roles, including Managing Director, from 1997 to 2012. Mr. McGrane serves on the board of TastiD-Lite, LLC. Mr. McGrane holds a bachelor of science degree in management from Trinity College Dublin and a master of business administration from Harvard Business School.

Tom Peterson has served as our Chief Operating Officer since August 2011. From June 2009 to August 2011, Mr. Peterson was Chief Executive Officer of Inflect Advisors. From November 1999 to June 2009, Mr. Peterson held executive roles with The Advisory Board. Prior to The Advisory Board, Mr. Peterson was Vice President of HealthSouth Corporation from January 1996 to November 1999. Mr. Peterson holds a bachelor of arts in government from Harvard University and a master degree in mental health counseling from George Washington University.

Gary Piefer, MD has served as our Chief Medical Officer since July 2012. Prior to joining Evolent, Dr. Piefer was Chief Medical Officer with WellMed Medical Management, Inc. from 2007 to 2012. From 1998 to 2007, Dr. Piefer was the physician leader within Seton Healthcare Network in Austin, Texas, where he oversaw the clinical agenda for Seton’s Health Plan. Dr. Piefer holds a bachelor of science in pharmacy from the University of Houston, a master in science in medical management from the University of Texas at Dallas School of Management and his doctorate in medicine from the University of Texas at Houston.

Chad Pomeroy has served as our Chief Technology Officer since September 2011. Prior to joining Evolent, Mr. Pomeroy was Chief Strategy and Marketing Officer of Access Mediquip from May 2010 to September 2011. From 2006 to 2010, Mr. Pomeroy was Vice President of Strategy Planning and Innovation at WellPoint, Inc. From 2000 to 2006, Mr. Pomeroy was Chief Technology Officer for Lumenos. Prior to joining Lumenos, Mr. Pomeroy was Manager of Application Development for Congressional Quarterly, Inc. from 1998 to 2000, and was also Assistant Vice President of Information Technology at the National Committee for Quality Assurance from 1994 to 1998. Mr. Pomeroy holds a bachelor of business administration in information systems from James Madison University.

Dave Thornton has served as our Chief Talent Officer since February 2012. From 2004 to 2012, Mr. Thornton held a variety of human resources executive positions at AOL, Inc. including both line HR and Center of Excellence roles, most recently as the company’s VP of Talent Management. Mr. Thornton began his career as an organizational development consultant at HumanR, Inc. from 1999 to 2004. Mr. Thornton holds a bachelor of arts in psychology from Merrimack College and a master in industrial-organizational psychology from George Mason University.

Jonathan Weinberg has served as our General Counsel since January 2014. Prior to joining Evolent, Mr. Weinberg was a Senior Vice President and Deputy General Counsel for Coventry Health Care, Inc. from 2002 to 2013, and was in charge of the risk management department. Prior to joining Coventry, Mr. Weinberg was an associate and then partner at Epstein Becker and Green, P.C. in the firm’s healthcare practice, specializing in managed care issues from 1992 to 2002. Mr. Weinberg received his bachelor of arts in history and political science from the University of Wisconsin-Madison and his juris doctorate from the Catholic University of America.

Steve Wigginton has served as our Chief Development Officer since 2012. Prior to joining Evolent, Mr. Wigginton served as the founding Chief Executive Officer of Medley Health, a venture-backed technology and services provider for physician practices, from 2010 to 2012. From 2005 to 2010, Mr. Wigginton was the President of Health Integrated, a provider of health management. Prior to Health Integrated, Mr. Wigginton was Executive Vice President of Neoforma from 2000 to 2004. Mr. Wigginton joined Neoforma’s executive team after its acquisition of Pharos Technologies—a company he co-founded. Mr. Wigginton holds a bachelor of science in finance from Indiana University.

David Farner has served as a director since September 2014. Mr. Farner has been with UPMC for nearly 30 years, holding various senior leadership positions for the last 20 years, including Chief Financial Officer. Since 2010, Mr. Farner has served as Executive Vice President and Chief Strategic and Transformation Officer of UPMC. Prior to UPMC, Mr. Farner worked as an auditor at Arthur Anderson & Company. Mr. Farner holds a bachelor of science in computer information systems from Westminster College.

Matthew Hobart has served as a director since September 2013. Mr. Hobart is a Partner with TPG, and leads the Healthcare and Financial Services investments for TPG, the middle market and growth equity investment fund of TPG. Mr. Hobart is currently a board member of Northstar Anesthesia, iMDsoft, Greencross Limited, and his previous board service includes The Vincraft Group, Schiff Nutrition International, Wil Research and Agraquest. From 2001 until he joined TPG Growth in 2004, Mr. Hobart was the Vice President of Corporate Development for Critical Path. Previously, Mr. Hobart co-founded and from 1999 to 2001 served as a Managing Director of Vectis Group. From 1993 to 1997, Mr. Hobart made private equity investments in the United States and Europe for Morgan Stanley Capital Partners III L.P. and helped raise and invest funds for the Morgan Stanley Global Emerging Markets Fund. Mr. Hobart holds a bachelor of arts in economics from Miami University and a master in business administration from Stanford University Graduate School of Business.

Diane Holder has served as a director since August 2011. Ms. Holder has been an Executive Vice President of UPMC since 2007, President of the UPMC Insurance Services Division and President and CEO of UPMC Health Plan since 2004. Ms. Holder holds a bachelor of arts in psychology from the University of Michigan and a master of science in social work from Columbia University.

Michael Kirshbaum has served as a director since September 2013. Mr. Kirshbaum has served as the Chief Financial Officer of The Advisory Board since February 2006. Mr. Kirshbaum joined The Advisory Board in 1998 and became treasurer in March 2007. Prior to his current role, Mr. Kirshbaum held a variety of positions across The Advisory Board’s finance group, including senior director of finance from 2003 to 2005, where he was responsible for most finance operations, including the overall financial strategy and budgeting process, as well as a number of other accounting functions. Mr. Kirshbaum holds a bachelor of science in economics from Duke University.

Robert Musslewhite has served as a director since August 2011. Mr. Musslewhite serves as Chairman of the Board of The Advisory Board and has served as the Chief Executive Officer of The Advisory Board since September 2008. Prior to joining The Advisory Board in 2003, Mr. Musslewhite was an associate principal in the Washington, D.C., Amsterdam and Dallas offices of McKinsey & Company, where he served a range of clients across the consumer products industry and other industries and was a co-leader of McKinsey’s Pricing Center. Mr. Musslewhite holds a bachelor of arts in economics from Princeton University and a juris doctorate from Harvard Law School.

Norman Payson, MD has served as a director since December 2013. Dr. Payson has had a 30-year career as Chief Executive Officer and/or Chairman of multiple healthcare organizations, including publicly traded companies. He was co-founder and Chief Executive Officer Healthsource from 1985 to 1997, Chief Executive Officer of Oxford Health Plans from 1998 to 2002, Chairman of Concentra from 2005 to 2008 and Chief Executive Officer of Apria Healthcare from 2008 to 2012. Dr. Payson holds a bachelor of science degree in earth and planetary sciences from the Massachusetts Institute of Technology and received his doctorate in medicine from Dartmouth Medical School.

On January 6, 2014, Evolent Health LLC and Evolent Health Holdings, Inc. entered into an Amended and Restated Master Investors’ Rights Agreement, which we refer to as the MIRA, with TPG, UPMC, The Advisory Board and certain other existing investors. Pursuant to the MIRA, each of TPG, UPMC and The Advisory Board are entitled to designate two persons to the board of directors of each of Evolent Health LLC and Evolent Health

Holdings, Inc. TPG has designated Matthew Hobart, UPMC has designated Diane Holder and David Farner, and The Advisory Board has designated Robert Musslewhite and Michael Kirshbaum. We expect to nominate one additional director to our board prior to the completion of this offering.

Controlled company

Certain of our existing investors that we expect to be a party to a stockholders’ agreement upon the completion of this offering will own a majority of the voting power of our outstanding common stock following the completion of this offering. Accordingly, we expect to be considered a “controlled company” under the stock exchange rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors” as defined under the stock exchange rules; and

•	we have a compensation committee and nominating and corporate governance committee that is composed of independent directors.

We intend to take advantage of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

Board structure

Upon the completion of this offering, our board of directors will consist of eight members. Our board of directors has determined that                         is independent under applicable             rules. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering, each of our directors will serve for a one-year term or until his or her successor is elected and qualified. At each annual meeting of our stockholders, our stockholders will elect the members of our board of directors. There will be no limit on the number of terms a director may serve on our board of directors.

Board committees

Audit committee

Our audit committee consists of             (Chairman),             and             . The audit committee will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that                          qualifies as an “audit committee financial expert”, as such term is defined in the rules of the SEC, and that                          qualifies as independent, as such term is defined in the rules of the SEC. We will rely on the phase-in rules of the SEC and the             with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter.

Compensation committee

Our compensation committee consists of                         (Chairman),                          and                         . Our compensation committee is responsible for assisting our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors and (2) monitoring our incentive and equity-based compensation plans.

Nominating and corporate governance committee

Prior to the offering, our board of directors intends to designate a nominating and corporate governance committee. Our nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board and in developing our corporate governance principles. This committee’s responsibilities will include: (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding the appointment of directors to our committees; (2) considering stockholder nominees for election to our board of directors; (3) evaluating and recommending candidates for election to our board of directors; (4) leading the self-evaluation process of our board of directors; (5) developing and reviewing our corporate governance guidelines and providing recommendations to the board regarding possible changes; (6) evaluating and recommending management candidates; and (7) performing any other activities the committee deems appropriate, are set forth in the corporate governance guidelines or are requested by the board.

Code of ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Any waiver of the code for directors or executive officers may be made only by our board of directors and will be promptly disclosed to our stockholders through publication on our website, www.evolenthealth.com. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). A copy of our code of business conduct and ethics will be posted on our website.

Corporate governance guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas, including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board, Chief Executive Officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website, www.evolenthealth.com.

Compensation committee interlocks and insider participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Executive compensation

Summary compensation table

The following table sets forth information concerning the compensation earned by our chief executive officer and our two other most highly compensated executive officers, who we refer to as our named executive officers, during our fiscal year ended December 31, 2013.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock award ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(1)	Total compensation ($)
Frank Williams (Chief Executive Officer)(2)	2013	$371,000	$125,000	—	—	—	—	$10,200	$506,200

Seth Blackley (President)	2013	$291,500	$120,000	—	—	—	—	$10,200	$421,700

Tom Peterson (Chief Operating Officer)	2013	$275,000	$100,000	—	—	—	—	$10,200	$385,200

(1)	Amounts reported in this column represent a 401(k) matching contribution provided by the company to each named executive officer. The 401(k) matching contributions are made to each participant in the 401(k) in an amount up to 4% of the participant’s annual base salary, subject to certain limitations, and are fully vested when made. The amounts shown do not include life insurance premiums for coverage offered through programs available on a nondiscriminatory basis to all employees of the company.

(2)	Mr. Williams also serves as a director of the company but did not receive any compensation for his role as a director in 2013.

Narrative disclosure to summary compensation table

The following describes material features of the compensation disclosed in the Summary Compensation Table. Each of our named executive officers are paid an annual base salary as determined by the compensation committee of our board of directors and are eligible to participate in our annual bonus plan, which is described in detail below. None of our named executive officers were party to an employment agreement during 2013.

Evolent Health, Inc. 2013 Bonus Plan

The Evolent Health, Inc. 2013 Bonus Plan, which we refer to as the 2013 Bonus Plan, is an annual incentive plan that provides our employees, including our named executive officers, with the opportunity to earn a cash bonus based on satisfaction of pre-established quantitative and qualitative performance metrics, as well as achievement of individual goals. The 2013 Bonus Plan is funded based on the company’s achievement of company performance goals. Payments under the 2013 Bonus Plan to our named executive officers are then determined by our board of directors, in its discretion, based, in the case of Messrs. Blackley and Peterson, on recommendations made by Mr. Williams, considering the executive’s performance as rated on a five-point scale against pre-determined individual performance goals. The individual performance goals for our named executive officers and the company performance goals under the 2013 Bonus Plan are based on: (i) high net promoter scores with existing customers; (ii) meeting client commitments and maintaining low vacancy rates/high employee engagement; (iii) securing new contracts targeted at $750 million in the aggregate based on a five-year contract value; (iv) financial metrics (revenue of $40 million, cash burn of $32.8 million and $41.9 million of earnings before interest taxes depreciation and amortization (EBITDA)); and (v) established brand differentiators (completing brand strategy and position as a tier 1 market leader). We met or exceeded substantially all the corporate goals under the 2013 Bonus Plan, with the exception of cash burn, which was $28.8 million and EBITDA, which was $29.5 million, in each case, in respect of fiscal 2013.

Each of our named executive officers’ target bonus opportunities, which corresponds to three out of five points, or a rating of “satisfactory performance”, and maximum bonus opportunities, which corresponds to five out of five points, or a rating of “exceptional performance”, under the 2013 Bonus Plan are as follows: Mr. Williams, $100,000 target bonus and $150,000 maximum bonus; Mr. Blackley, $75,000 target bonus and $125,000 maximum bonus; and Mr. Peterson, $66,148 target bonus and $105,837 maximum bonus. Our board of directors determined that each of our named executive officers exceeded their individual goals, which is equivalent to four out of five points, or a rating of “exceeds performance”. Mr. Williams was awarded $125,000 under the 2013 Bonus Plan based on a rating of “exceeds performance” relative to pre-determined performance goals. Our board of directors determined, in its discretion, to award Messrs. Blackley and Peterson $120,000 and $100,000, respectively, under the 2013 Bonus Plan, based on each executive’s overall strong performance during 2013, which the board determined warranted a higher payment than that equivalent to a rating of “exceeds performance”. Each of these amounts is included in the “Bonus” column of the Summary Compensation Table. All amounts earned under the 2013 Bonus Plan were paid to participants during the first quarter of 2014.

Outstanding equity awards at fiscal year end

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2013.

Officer	Stock awards
	Number of shares or units of stock that have not vested (#)(1)		Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Frank Williams (Chief Executive Officer)	187,782	(3)	$805,585	—	—

Seth Blackley (President)	103,313	(4)	$443,213	—	—

Tom Peterson (Chief Operating Officer)	45,200	(5)	$193,908	—	—

(1)	All awards of restricted stock vest 25% on the first anniversary of the grant date and 6.25% every three months thereafter, becoming fully vested on the fourth anniversary of the grant date.

(2)	There was no public market for shares of our Class A common stock as of December 31, 2013. As a result, the amounts reported in this column are based on the fair market value of a share of our Class A common stock as of December 31, 2013 ($4.29), as determined by an independent, third party in September 2013, the most recent valuation immediately preceding December 31, 2013.

(3)	Consists of 164,063 shares of restricted stock that were granted on April 23, 2012 and 23,719 shares of restricted stock that were granted on September 10, 2012.

(4)	Consists of 87,500 shares of restricted stock that were granted on October 26, 2011 and 15,813 shares of restricted stock that were granted on September 10, 2012.

(5)	Consists of 38,282 shares of restricted stock that were granted on October 26, 2011 and 6,918 shares of restricted stock that were granted on September 10, 2012.

The restricted stock awards reported in the Outstanding Equity Awards at Fiscal Year End Table were granted to our named executive officers under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan, which is described in detail below.

The restricted stock awards carry with them all the rights and privileges of a holder of shares of our Class A common stock, including the right to vote and to receive dividends and distributions with respect to such restricted stock. The terms of the restricted stock award provide that 25% of such award vests on the first anniversary of the grant date and 6.25% vests every three months thereafter, becoming fully vested on the fourth anniversary of the grant date. Pursuant to the applicable award agreement, all outstanding restricted stock awards will automatically vest immediately prior to our initial public offering and will become freely transferable shares of our Class A common stock.

As of December 31, 2013, none of our named executive officers held any stock options. As described in detail below, in April 2014, we granted stock options to purchase shares of our Class A common stock to certain employees and directors, including our named executive officers.

Potential payments upon termination or change in control

Other than with respect to the restricted stock awards granted under the 2011 Plan, as described above, we do not have agreements with our named executive officers that provide for payments upon termination, retirement or in connection with a change in control of the company.

Director compensation

None of our directors received compensation for their service on our board of directors or any board committees in 2013. The compensation of our non-employee directors following the offering, if any, has not yet been determined.

Evolent Health Holdings, Inc. 2011 Equity Incentive Plan

We assumed the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan, as amended, which we refer to as the 2011 Plan, in connection with the merger of Evolent Health Holdings, Inc., with and into Evolent Health, Inc. The 2011 Plan has been effective since August 31, 2011 and permits us to grant an array of equity-based and cash incentive awards to our directors, employees, including our named executive officers, and other service providers. The following is a summary of the material terms of the 2011 Plan and the awards outstanding under the 2011 Plan. The full text of the 2011 Plan will be included as an exhibit to the registration statement of which this prospectus is a part, and the following discussion is qualified in its entirety by reference to such text.

Summary of plan terms

Purpose.    The purpose of the 2011 Plan is to enhance our ability to attract and retain highly-qualified officers, non-employee members of the board of directors, key employees, consultants and advisors to serve us and to expend maximum effort to improve our business results and earnings, by providing to such persons an opportunity to acquire or increase a direct interest in our operations and future success.

Types of awards.    The 2011 Plan provides for the grant of options intended to qualify as incentive stock options, which we refer to as ISOs, under Section 422 of the Code, nonqualified stock options, which we refer to as NSOs, stock appreciation rights, which we refer to as SARs, restricted stock awards, restricted stock units, which we refer to as RSUs, and other stock-based and cash-based awards.

Administration.    The 2011 Plan is administered by our board of directors or such other committee our board designates to administer the 2011 Plan, which we refer to as the Committee. Subject to the terms of the 2011 Plan and applicable law, the Committee has full power and authority to (i) take actions and make determinations not inconsistent with the terms of the 2011 Plan that the Committee deems necessary or appropriate to the administration of the 2011 Plan, (ii) designate award recipients, (iii) determine the types of awards to grant, (iv) determine the number of shares to be covered by awards, (v) determine the terms and conditions of awards, including the price of any stock option, the duration of any restriction or condition relating to vesting, exercise, transfer or forfeiture of an award or the units subject thereto, (vi) prescribe the form of each award agreement and (vii) amend, modify or supplement the terms of any outstanding award including the authority to modify awards of foreign nationals or individuals employed outside the United States to recognize differences in local law, tax policy, or custom.

Shares available for awards.    Subject to adjustment as described below, we have reserved 2,285,317 shares of our Class A common stock for awards to be granted under the 2011 Plan. As of December 1, 2014, 1,985,410 shares have been issued and are outstanding or are subject to issuance with respect to awards outstanding, in each case, under the Plan. If an award expires or is canceled or forfeited, the shares covered by the award will again be available for issuance under the 2011 Plan. Substitute awards for an award of a business acquired by or combined with the company do not count against the number of shares reserved under the 2011 Plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes also will again be available for issuance under the 2011 Plan.

Changes in capitalization.    In the event of any change in the shares of our Class A common stock, effected without receipt of consideration by the company, whether as result of a merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the company, or in the event of a payment of a dividend to our shareholders that has a material effect on the fair market value of our common stock, in order to prevent dilution or enlargement of the rights of award holders under the 2011 Plan, the Committee will make appropriate and proportionate adjustments of (i) the number and class of shares that thereafter may be made the subject of awards under the plan, (ii) the number and class of shares subject to outstanding awards and (iii) the exercise price of options and SARs and the purchase price per share of any outstanding awards. In the event a majority of outstanding shares of the same class subject to awards outstanding under the 2011 Plan are converted into, exchanged for, or otherwise become (whether or not pursuant to a change in control) shares of another corporation, the Committee may unilaterally amend outstanding awards to provide they are for such new shares. The Committee may make changes in the terms of any award to reflect changes in our capital structure or distributions as it deems appropriate.

Eligibility.    Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of the company or any of our affiliates is eligible to participate in the 2011 Plan.

Stock options.    The Committee is permitted to grant both ISOs and NSOs under the 2011 Plan. The exercise price of a stock option may not be less than the fair market value (as defined in the 2011 Plan) of a share of our Class A common stock on the grant date. If the option is granted to a ten percent stockholder, the exercise price may not be less than 110% of the fair market value on the grant date. The Committee will determine the vesting schedule applicable to each award of options. Unless otherwise set forth in the applicable award agreement, each option will expire on the later of (i) the tenth anniversary of the date the options was granted (or the fifth anniversary in the case of a ten percent stockholders) and (ii) the date on which the participant who was holding the options ceased to be a director, officer, employee or consultant for us or one of our affiliates. The exercise price may be paid with cash (or its equivalent) or, to the extent provided in the applicable award agreement, through delivery of irrevocable instructions to a broker to sell shares of our Class A common stock or through the Company withholding shares of our Class A common stock otherwise deliverable upon exercise of the options.

Stock appreciation rights.    The Committee is permitted to grant SARs under the 2011 Plan. The exercise price of a SAR may not be less than the fair market value (as defined in the 2011 Plan) of a share of our Class A common stock on the grant date. Upon exercise of a SAR, the holder will receive cash or shares of our Class A common stock, as determined by the Committee, equal in value to the excess, if any, of the fair market value of a share of our Class A common stock on the date of exercise of the SAR over the exercise price of the SAR. Unless otherwise set forth in the applicable award agreement, each SAR will expire on the later of (i) the tenth anniversary of the date the SAR was granted and (ii) the date on which the participant who was holding the SAR ceased to be a director, officer, employee or consultant for us or one of our affiliates.

Restricted stock and restricted stock units.    The Committee is permitted to grant restricted stock and RSUs under the 2011 Plan. Restricted stock is an award of shares of our Class A common stock that are subject to restrictions on transfer and a substantial risk of forfeiture. An RSU is granted with respect to one share of our Class A common stock or has a value equal to the fair market value of one such share.

Upon the lapse of restrictions applicable to an RSU, the RSU will be paid in cash or stock, as determined by the Committee, or in accordance with the applicable award agreement. In connection with each grant of restricted stock, except as provided in the applicable award agreement, the holder would be entitled to the rights of a stockholder (including the right to vote and receive dividends) in respect of such restricted stock. Unless otherwise set forth in the applicable award agreement, a participant who holds RSUs will not have rights as a stockholder of the company.

Performance awards.    The Committee is permitted to grant performance awards under the 2011 Plan. Performance awards may be denominated in cash, stock, other awards or other property, as determined by the Committee. In its discretion, the Committee sets performance goals which, depending on the extent to which they are met during a specified performance period, ranging from one to five years, will determine the number of performance awards that are earned and will be paid out to the participant. The Committee may use one or more business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions and may exercise its discretion to reduce the amounts payable under any award subject to performance conditions.

If a performance award is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, it will be contingent upon achievement of pre-established performance goals that are established within the first 90 days of the performance period. Payment, retention or vesting of the award is subject to achievement of a targeted level of performance of one or more of the following business criteria of the Company, on a consolidated basis, or any of its subsidiaries or business units: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre-or after-tax income (before or after allocation of corporate overhead and bonuses); net earnings, earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings, including earnings before taxes, EBIT (earnings before interest and taxes) or EBITDA (earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reduction in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins; gross margins or cash margin; year-end cash; debt reductions; shareholder equity; regulatory performance; implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel and any other business criteria established by the Committee.

Performance goals may be measured on an absolute or relative basis (relative to the performance of one or more comparable companies or indices). The Committee is permitted to adjust or modify the calculation of performance goals in the event of restructurings, discontinued operations, extraordinary items and other unusual non-recurring events.

Other stock-based awards.    The Committee is permitted to grant other stock-based awards, either alone or in conjunction with other awards granted under the 2011 Plan. Other stock-based awards may be granted in lieu of other cash or compensation or may be used in settlement of amounts payable in shares of our Class A common stock under any other compensation plan or arrangement of the company.

Termination of service.    The Committee will determine the effect of a termination of employment or service on outstanding awards, which may include accelerated vesting or termination of the award.

Change in control.    In the event of a Change in Control (as defined below), the Committee may provide for any one or more of the following: (a) accelerated vesting, exercisability and/or settlement of each outstanding award (or portion thereof), as it deems appropriate, upon conditions the Committee determines, including termination of employment prior to, upon, or following a Change in Control; (b) the surviving entity or parent thereof may assume or continue the rights and obligations under any outstanding award (or portion thereof) without the consent of the award holder, or may substitute each outstanding award (or portion thereof) with a substantially equivalent award in that entity’s stock and (c) cash-out any outstanding award (or portion thereof) in exchange for (i) cash, (ii) shares of our Class A common stock or shares of the other entity a party to the Change in Control or (iii) other property having a fair market value equal to that of the consideration received per share of our Class A common stock in the Change of Control, reduced by the exercise price of the award, if any.

For these purposes of the 2011 Plan, a “Change in Control” means the occurrence of any of the following events:

•	the acquisition, other than from the company, by any individual, entity or group (other than the company or any subsidiary or affiliate) of more than 50% of the combined voting power of then outstanding voting securities of the company;

•	reorganization, merger, consolidation or recapitalization of the company, following which the company’s stockholders hold 50% or less of the combined voting power of the surviving entity;

•	a complete liquidation of the company or a sale of all or substantially all of its assets; or

•	during any consecutive 24-month period, a change in the composition of a majority of the board of directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent board of directors.

Amendment and termination.    Our board of directors may amend, suspend or terminate the 2011 Plan, subject to approval of our stockholders if required by the applicable stock exchange listing rules or by applicable law. No such amendment, suspension or termination of the plan that would materially impair the rights of a holder of an outstanding award may be taken without the holder’s consent. No amendment may reduce the exercise price of an option or SAR, reprice the option or SAR under GAAP or repurchase or cancel an option or SAR at a time when its exercise price is greater than the fair market value of the underlying shares, without the prior approval of stockholders.

Term.    No award may be granted under the 2011 Plan after August 31, 2021. Previously granted awards may extend beyond the termination date of the plan.

Stock options under the 2011 Plan

On April 1, 2014, we granted stock options under the 2011 Plan to certain of our employees and directors, including our named executive officers. Except as described below, the terms and conditions of the stock options are substantially similar to the terms and conditions of the 2011 Plan described above. The options granted to our named executive officers generally vest in four equal installments on each of December 1, 2014, 2015, 2016 and 2017. Upon a termination of employment, the unvested portion of the option is forfeited and the unexercised vested portion of the option award must be exercised within six months (or one year in the case of death or disability) of the date of termination, provided that if the holder is terminated for cause, all outstanding options will immediately terminate. In addition to potential acceleration in the event of a Change in Control as described above, any unvested options will automatically vest upon a Sale of the Company (as defined below), except that, in the event UPMC, The Advisory Board or TPG, each of which we refer to as a significant securityholder, acquires a majority of our stock or voting power in such sale, only those options that would have vested on the first vesting date following the sale will automatically accelerate vesting. “Sale of the Company” means (a) a transaction in which a person other than the company or one of our affiliates acquires from two or more significant securityholders all of our shares of Class A common stock or all the equity interests in Evolent Health LLC or otherwise acquires a majority of our shares of Class A common stock or a majority of the voting power of Evolent Health LLC; or (b) a sale of all or substantially all of the assets of our company and our subsidiaries.

In addition, in October 2014, we granted stock options under the 2011 Plan to certain of our employees (excluding our named executive officers) that generally vest over a four-year period from the grant date and have substantially similar terms to the options granted in April 2014.

Evolent Health, Inc. employment agreements and incentive plans

Prior to the offering, we intend to enter into employment agreements with certain of our named executive officers and to adopt certain incentive plans for the benefit of certain of our current and future directors, officers, employees and consultants, including the Evolent Health, Inc. 2014 Omnibus Equity Incentive Plan. We have not yet determined the specific provisions of such employment agreements and incentive plans.

2014 consulting agreement with Norman Payson, M.D.

On March 12, 2014, we entered into a consulting agreement with an entity controlled by a member of our board of directors, Norman Payson, M.D., pursuant to which Dr. Payson agreed to provide certain consulting and advisory services to us. The consulting agreement will remain in effect until either Dr. Payson or we give notice of termination of the agreement for any reason. Pursuant to this consulting agreement, the entity controlled by Dr. Payson receives an annual fee of $200,000, payable in monthly installments, and reimbursement for reasonable out-of-pocket expenses incurred by Dr. Payson in the performance of his duties under the consulting agreement. The fees payable under the consulting agreement are separate from, and in addition to, any compensation Dr. Payson may become entitled to receive as a member of our board of directors. In the event the consulting agreement is terminated, the entity controlled by Dr. Payson is entitled to receive only accrued and unpaid fees and reimbursement for any expenses incurred, in each case, through the date of termination. The consulting agreement also contains certain restrictive covenants, including confidentiality obligations that survive termination of the agreement and non-solicitation obligations that end 12 months following the termination of the consulting agreement, and assignment of intellectual property provisions.

Certain relationships and related transactions

In addition to the compensation arrangements with directors and executive officers described under “Executive compensation”, the following is a description of each transaction that has occurred this year or during our last three fiscal years, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of their immediate family or person sharing their household had or will have a direct or indirect material interest.

Proposed transactions with Evolent Health, Inc.

In connection with the offering reorganization, we will engage in certain transactions with entities controlled by TPG, UPMC and The Advisory Board, each of which is, and will remain following this offering, a beneficial owner of 5% or more of our voting securities through ownership of shares of our Class A common stock or Class B common stock. These transactions are described in detail below and under “The reorganization of our corporate structure”.

Third amended and restated operating agreement of Evolent Health LLC

Following the offering reorganization and this offering, we will operate our business through Evolent Health LLC. The operations of Evolent Health LLC, and the rights and obligations of its members will be governed by the third amended and restated operating agreement of Evolent Health LLC. We will serve as sole managing member of Evolent Health LLC. As such, we will control its business and affairs and will be responsible for the management of its business.

The third amended and restated operating agreement of Evolent Health LLC will establish two classes of equity: Class A common units and Class B common units. Class A common units may be issued only to us as the sole managing member of Evolent Health LLC. Class B common units may be issued only to TPG and The Advisory Board. For a description of the third amended and restated operating agreement of Evolent Health LLC and the rights provided to holders of Class A common units and Class B common units thereunder, see “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC”. Prior to the completion of this offering, we and our existing investors were a party to the second amended and restated operating agreement, which governed the rights and obligations of Evolent Health LLC and its investors with respect to various matters, including those relating to capital contributions, voting rights and management and control.

Exchange agreement

We will enter into an exchange agreement with the existing holders of Class B common units, including The Advisory Board and TPG. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of Evolent Health LLC, holders of Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock or, at our election, cash of equivalent value, on a one-for-one basis. Any Class B common units we acquire for cash will be funded by issuing an equivalent number of shares of Class A common stock. In each case, the amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications. For a description of the exchange agreement, see “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC—Exchange agreement”.

Tax receivables agreements

This offering is not anticipated to result in an increase in the tax basis in our share of the tangible and intangible assets of Evolent Health LLC. However, subsequent exchanges of Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock, are expected to increase our tax basis in our share of Evolent Health LLC’s tangible and intangible assets. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that we would otherwise be required to pay in the future. In addition, certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG will be available as a result of the offering reorganization. See “The reorganization of our corporate structure”.

Immediately prior to the completion of this offering, we will enter into the basis tax receivables agreement with the current holders of Class B common units, TPG and The Advisory Board, and certain of our other current investors. The agreement will require us to pay to such holders 85% of the cash savings, if any, in U.S. federal, state and local income tax we realize as a result of any deductions attributable to future increases in tax basis following the exchanges described above, or deductions attributable to imputed interest or future increases in tax basis following payments made under the basis tax receivables agreement.

Immediately prior to the completion of this offering, we will also enter into the NOL tax receivables agreement, pursuant to which we will pay the former stockholders of Evolent Health Holdings, Inc. and an affiliate of TPG 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and the affiliate of TPG attributable to periods prior to this offering, as well as deductions attributable to imputed interest on any payments made under the NOL tax receivables agreement.

The obligations under the tax receivables agreements will be our obligations and not obligations of Evolent Health LLC. For a description of the tax receivables agreements, see “The reorganization of our corporate structure—Tax receivables agreements”.

Stockholders’ agreement

Upon the completion of this offering, we intend to enter into a stockholders’ agreement with TPG, UPMC and The Advisory Board. The stockholders’ agreement will contain provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Under the stockholders’ agreement, TPG, UPMC and The Advisory Board will be entitled to nominate a majority of the members of our board of directors. In addition, TPG, UPMC and The Advisory Board will agree in the stockholders agreement to vote for each other’s board nominees.

Registration rights agreement

Upon the completion of this offering, we intend to enter into a registration rights agreement with certain of our existing investors, including TPG, UPMC and The Advisory Board, to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B common units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors. See “The reorganization of our corporate structure—Registration rights agreement”.

Employment contracts

Prior to the offering, we intend to enter into employment arrangements with our Chief Executive Officer, Frank Williams and our President, Seth Blackley. See “Executive compensation”.

Other relationships

Master Investors’ Rights Agreement

On January 6, 2014, Evolent Health LLC and Evolent Health Holdings, Inc. entered into the MIRA, with TPG, UPMC, The Advisory Board and certain other existing investors. Pursuant to the MIRA, each of TPG, UPMC and The Advisory Board are entitled to designate two persons to the board of directors of each of Evolent Health LLC and Evolent Health Holdings, Inc. TPG has designated Matthew Hobart, UPMC has designated Diane Holder and David Farner, and The Advisory Board has designated Robert Musslewhite and Michael Kirshbaum. The parties to the MIRA also are entitled to registration rights, drag along rights, rights to future stock issuances and certain information rights. In addition, the MIRA prohibits the transfer by TPG, UPMC or The Advisory Board of units or shares in each of Evolent Health LLC and Evolent Health Holdings, Inc. to certain transferees. We expect that the MIRA will be terminated prior to the completion of this offering and replaced by the stockholders’ agreement described above. See “—Stockholders’ agreement”.

Consulting agreement

On March 12, 2014, we entered into a consulting agreement with an entity controlled by a member of our board of directors, Norman Payson, M.D., pursuant to which Dr. Payson agreed to provide certain consulting and advisory services to us. Pursuant to this consulting agreement, the entity controlled by Dr. Payson receives an annual fee of $200,000.

Commercial agreements with certain investors

As described below, Evolent Health LLC is a party to various commercial agreements with UPMC, which will beneficially own approximately     % of our outstanding Class A common stock following this offering, and The Advisory Board, which will beneficially own approximately     % of our outstanding Class A common stock and approximately     % of our outstanding Class B common stock following this offering.

Services, reseller and non-competition agreements

In connection with its formation, Evolent Health LLC entered into a reseller, services and non-competition agreement with an affiliate of UPMC, which we refer to as the UPMC Reseller Agreement, pursuant to which UPMC appointed Evolent Health LLC as the non-exclusive reseller of certain UPMC services, including TPA, PBM and other services. The UPMC Reseller Agreement includes certain regional non-compete provisions, including provisions that prohibit Evolent Health LLC from contracting with third parties to provide certain TPA services for a certain time period. The UPMC Reseller Agreement also restricts UPMC’s right to sell certain products and services to certain Evolent Health LLC partners and certain prospective partners. Additionally, the UPMC Reseller Agreement provides for adjustment of UPMC’s ownership in Evolent Health LLC by issuing UPMC additional common units in Evolent Health LLC in the event that UPMC does not recognize certain levels of revenue from the efforts of Evolent Health LLC in the 48-month period between August 31, 2011 and August 31, 2015. We currently expect, but cannot guarantee, that such levels of revenue will be achieved and that UPMC will not be entitled to any additional common units in Evolent Health LLC. UPMC and Evolent Health LLC have agreed to indemnify each other for any losses, including those relating to material breach of the UPMC Reseller

Agreement. Each of UPMC and Evolent Health LLC may terminate the UPMC Reseller Agreement for cause, subject to a specified notice period. We had expenses attributable to UPMC of $10.6 million, $1.9 million and $0.6 million under the UPMC Reseller Agreement during the nine months ended September 30, 2014, fiscal 2013 and fiscal 2012, respectively.

In connection with its formation, Evolent Health LLC also entered into a services, reseller and non-competition agreement with The Advisory Board, which we refer to as The Advisory Board Reseller Agreement, pursuant to which The Advisory Board has the right of first offer to provide certain services to Evolent Health LLC and Evolent Health LLC’s partners, including physician practice management consulting and other physician practice management services. The Advisory Board Reseller Agreement does not preclude Evolent Health LLC from offering and providing these services directly to its partners, subject to The Advisory Board’s right of first offer and certain regional non-competition provisions. The non-competition provision of The Advisory Board Reseller Agreement prohibits Evolent Health LLC from promoting, marketing, offering or selling unbundled technology solutions, consulting services that are not intended to be a part of the Blueprint services, or any services that are substantially similar to or competitive with certain Advisory Board services. The non-competition provision also prohibits The Advisory Board from offering certain products substantially similar to those offered by Evolent Health LLC to certain of our partners or prospective partners. The Advisory Board Reseller Agreement also requires Evolent Health LLC and The Advisory Board to pay each other fees if either party refers new customers to the other party, subject to certain conditions and limitations. The Advisory Board and Evolent Health LLC have agreed to indemnify each other for any losses, including those relating to material breach of The Advisory Board Reseller Agreement. Each of The Advisory Board and Evolent Health LLC may terminate The Advisory Board Reseller Agreement for cause, subject to a specified notice period. We had expenses attributable to The Advisory Board of $0.2 million, $0.8 million and $0.4 million under The Advisory Board Reseller Agreement during the nine months ended September 30, 2014, fiscal 2013 and fiscal 2012, respectively.

License agreements

In connection with its formation, Evolent Health LLC entered into the UPMC IP Agreement, pursuant to which UPMC granted Evolent Health LLC a license to certain intellectual property, subject to certain time and use limitations, in exchange for its equity interest in Evolent Health LLC. UPMC and Evolent Health LLC have agreed to indemnify each other for any losses including those relating to material breach of the UPMC IP Agreement. The UPMC IP Agreement will terminate if we are acquired by specified entities, including certain competitors of UPMC, or upon material breach of the license granted therein.

In connection with its formation, Evolent Health LLC also entered into the UPMC Technology Agreement, pursuant to which UPMC granted to Evolent Health LLC a license to use and sublicense a technology platform developed by UPMC which enables the sharing of key, actionable information among hospitals, clinicians, health plan and other healthcare resources, subject to certain time and use limitations, in exchange for its equity interest in Evolent Health LLC. UPMC and Evolent Health LLC have agreed to indemnify each other for any losses including those relating to material breach of the UPMC Technology Agreement. The UPMC Technology Agreement will terminate if we are acquired by specified entities, including certain competitors of UPMC, or upon material breach of the license granted therein.

In addition, in connection with its formation, Evolent Health LLC entered into The Advisory Board IP Agreement, pursuant to which The Advisory Board granted Evolent Health LLC a license to use, reproduce, modify and access a business plan and operating model designed and created by The Advisory Board for Evolent Health LLC, in exchange for its equity interest in Evolent Health LLC. The Advisory Board IP Agreement also grants Evolent Health LLC access to certain analysis, data and proprietary information of The Advisory Board, and provides Evolent Health LLC with a membership in The Advisory Board’s healthcare industry program, access to key Advisory Board personnel and assistance in its promotion and sales efforts. The Advisory Board and Evolent Health LLC have agreed to indemnify each other for any losses including those relating to material breach of The Advisory Board IP Agreement. The Advisory Board IP Agreement will terminate upon material breach of the license granted therein.

Other transactions

We had expenses attributable to The Advisory Board in an amount equal to approximately $0.2 million, $0.8 million and $0.4 million for leadership training and other education services during the nine months ended September 30, 2014, fiscal 2013 and fiscal 2012, respectively.

We had expenses attributable to UPMC in an amount equal to approximately $10.6 million, $1.9 million and $0.6 million for certain information technology hosting services relating to our Identifi® platform during the nine months ended September 30, 2014, fiscal 2013 and fiscal 2012, respectively.

From time to time, we have engaged in equity and debt financing transactions with our existing investors, including TPG, UPMC and The Advisory Board. For more information, see the notes to the audited annual financial statements and unaudited interim financial statements of each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

Indemnification of directors and officers

Our amended and restated bylaws will provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except as otherwise prohibited under the DGCL.

We intend to enter into customary indemnification agreements with each of our directors and officers. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification and expense reimbursement, to the fullest extent permitted under the DGCL. Our indemnification agreements will also require us to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive.

There is no pending litigation or proceeding involving any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and procedures for related party transactions

Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related person. In reviewing any such proposal, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our Class A common stock and Class B common stock as of                     , after giving effect to the offering reorganization described under “The reorganization of our corporate structure”, by:

•	each person whom we know to own beneficially more than 5% of our Class A common stock or Class B common stock;
•	each of the directors and named executive officers individually; and
•	all directors and executive officers as a group.

The number of shares of Class A common stock outstanding after this offering includes             shares of Class A common stock being offered for sale by us in this offering and assumes no exercise of the underwriters’ over-allotment option. The percentage of beneficial ownership for the following table is based on             shares of Class A common stock and             shares of Class B common stock outstanding immediately prior to the initial public offering, and             shares of Class A common stock and              shares of Class B common stock outstanding after the completion of this offering and assumes no exercise of the underwriters’ over-allotment option. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock.

	Shares of Class A common stock beneficially owned	Percentage of shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned	Percentage of shares of Class B common stock beneficially owned		Total voting power after offering
Name of beneficial owner		Before offering	After offering		Before offering	After offering

Named executive officers and directors:
Frank Williams(1)
Seth Blackley(2)
Nicholas McGrane(3)
Tom Peterson(4)
Gary Piefer, MD
Chad Pomeroy(5)
Dave Thornton(6)
Jonathan Weinberg(7)
Steve Wigginton(8)
David Farner(9)
Matthew Hobart(10)
Diane Holder(11)
Michael Kirshbaum(12)
Robert Musslewhite(13)
Norman Payson, MD(14)

All directors and executive officers as a group (fifteen people)

Greater than 5% Stockholders:
TPG Funds(15)
UPMC(16)
The Advisory Board Company(17)

(1)	Includes shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of .

(2)	Includes shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of .

(3)	Includes shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of .

(4)	Includes shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of .

(5)	Includes shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of .

(6)	Includes shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of .

(7)	Includes shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of .

(8)	Includes shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of .

(9)	David Farner, who is one of our directors, is Executive Vice President and Chief Strategic and Transformation Officer of UPMC. Mr. Farner has no voting or investment power over and disclaims beneficial ownership of the shares held by UPMC. The address of Mr. Farner is c/o UPMC, U.S. Steel Building, 600 Grant Street, 62nd Floor, Pittsburgh, PA 15219.

(10)	Matthew Hobart, who is one of our directors, is a TPG Partner. Mr. Hobart has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Mr. Hobart is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX, 76102.

(11)	Diane Holder, who is one of our directors, is Executive Vice President of UPMC. Ms. Holder has no voting or investment power over and disclaims beneficial ownership of the shares held by UPMC. The address of Ms. Holder is c/o UPMC, U.S. Steel Building, 600 Grant Street, 55th Floor, Pittsburgh, PA 15219.

(12)	Michael Kirshbaum, who is one of our directors, is Chief Financial Officer of The Advisory Board. Mr. Kirshbaum has no voting or investment power over and disclaims beneficial ownership of the shares held by The Advisory Board. The address of Mr. Kirshbaum is c/o The Advisory Board Company, 2445 M. Street, NW, Washington, D.C., 20037.

(13)	Robert Musslewhite, who is one of our directors, is Chief Executive Officer of The Advisory Board. Mr. Musslewhite has no voting or investment power over and disclaims beneficial ownership of the shares held by The Advisory Board. The address of Mr. Musslewhite is c/o The Advisory Board Company, 2445 M. Street, NW, Washington, D.C., 20037.

(14)	Includes shares of Class A common stock and shares of Class B common stock that are subject to a co-investment agreement between Norman Payson, MD and TPG.

(15)	Includes (i) shares of Class A common stock held by TPG Growth II GDH, L.P., a Delaware limited partnership (“TPG Growth II BDH”) and (ii) shares of Class B common stock held by TPG Eagle Holdings, L.P., a Delaware limited partnership (“TPG Eagle” and, together with the TPG Growth II BDH, the “TPG Funds”). The general partner of each of the TPG Funds is TPG growth II Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Growth II Advisors, Inc. and may therefore be deemed to beneficially own the shares of Class A and Class B common stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by the TPG Funds except to the extent of their pecuniary interest therein. The address of TPG Growth II Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX, 76102.

(16)	Includes shares of Class A common stock held by UPMC.

(17)	Includes shares of Class A common stock and shares of Class B common stock held by The Advisory Board.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and amended and restated bylaws, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of             shares of Class A common stock, par value $0.01 per share,             shares of Class B common stock, par value $0.01 per share and             shares of preferred stock, par value $0.01 per share.

Class A common stock

Class A common stock outstanding.    After the completion of this offering, TPG will beneficially own approximately     % of our outstanding Class A common stock, The Advisory Board will beneficially own approximately     % of our outstanding Class A common stock, UPMC will beneficially own approximately     % of our outstanding Class A common stock and certain employees and certain of our health system partners will beneficially own an aggregate of approximately     % of our outstanding Class A common stock. There will be              shares of Class A common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, after giving effect to the sale of the shares of Class A common stock offered hereby. All outstanding shares of Class A common stock are fully paid and non-assessable, and the shares of Class A common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

Voting rights.    The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights.    Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend policy”.

Rights upon liquidation.    In the event of liquidation, dissolution or winding up of Evolent Health, Inc., the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights.    The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Class B common stock

Issuance of Class B common stock with Class B common units.    After the completion of this offering, TPG will beneficially own approximately     % of our outstanding Class B common stock and The Advisory Board will beneficially own approximately     % of our outstanding Class B common stock. Following this offering, shares of our Class B common stock are issuable only in connection with the issuance of Class B common units of Evolent Health LLC. When a Class B common unit is issued by Evolent Health LLC, we will issue the holder one share of our Class B common stock.

Exchange rights.    Each share of our Class B common stock will be redeemed and cancelled by us if the holder exchanges one Class B common unit and such share of Class B common stock for one share of Class A common stock pursuant to the terms of the exchange agreement, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. See “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC—Exchange agreement”.

Voting rights.    Our Class B stockholders will be entitled to one vote for each share on all matters voted upon by our stockholders. Our Class A stockholders and Class B stockholders will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law would require our Class A stockholders and Class B stockholders to vote separately as a single class in the following circumstances:

•	if we amend our amended and restated certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•	if we amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely, then such class would be required to vote separately to approve such proposed amendment.

Dividend rights.    Our Class B stockholders will not participate in any dividends declared by our board of directors.

Rights upon liquidation.    In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our Class B stockholders will not be entitled to receive any of our assets.

Other rights.    In the event of our merger or consolidation with or into another company in connection with which shares of Class A common stock and Class B common stock (together with the related Class B common units) are converted into, or become exchangeable for, shares of stock, other securities or property (including cash), each Class B stockholder will be entitled to receive the same number of shares of stock as is received by Class A stockholders for each share of Class A common stock, and will not be entitled, for each share of Class B common stock, to receive other securities or property (including cash). No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock.

Preferred stock

Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Evolent Health, Inc. without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any preferred stock.

Election and removal of directors; vacancies

Our board of directors will consist of between             and             directors, excluding any directors elected by holders of any preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering, each of our directors will serve for a one-year term or until his or her successor is elected and qualified. At each annual meeting of our stockholders, our stockholders will elect the members of our board of directors. There will be no limit on the number of terms a director may serve on our board of directors.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that (a) prior to the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of all shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, and (b) on and after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, our amended and restated bylaws will provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits cumulative voting.

Limits on written consents

The DGCL permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation permits stockholder action by written consent, but precludes stockholder action by written consent after the date on which TPG, The Advisory Board and UPMC cease to collectively own at least a majority in voting power of all shares entitled to vote generally in the election of our directors.

Stockholder meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of stockholders may be called only by the board of directors or the chairman of the board of directors. Our amended and restated certificate of incorporation and our amended and restated bylaws specifically deny any power of any other person to call a special meeting.

Amendment of amended and restated certificate of incorporation

The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend provisions of our amended and restated certificate of incorporation. However, if TPG, The Advisory Board and UPMC cease to collectively own at least a majority of all of the outstanding shares of our capital stock entitled to vote, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to amend certain provisions of our amended and restated certificate of incorporation.

Amendment of amended and restated bylaws

Our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, by the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose or by the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock. However, if TPG, The Advisory Board and UPMC cease to collectively own at least a majority of all of the outstanding shares of our capital stock entitled to vote, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to alter, amend or repeal certain provisions of our amended and restated bylaws, or adopt certain new bylaws.

Other limitations on stockholder actions

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;
•	propose that a director be removed;
•	propose any repeal or change in our amended and restated bylaws; or
•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the month and day corresponding to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of liability of directors and officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending these provisions will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum selection

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders and other similar actions, may be brought only in specified courts in the State of Delaware. Although we believe this provision will benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Our amended and restated certificate of incorporation will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Litigation costs

Our amended and restated bylaws will require, except to the extent prohibited by the DGCL, that in all derivative actions brought on our behalf, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions, the initiating party will reimburse us and any officer, director or other employee for all fees, costs and expenses incurred in connection with such action if such initiating party does not substantially achieve the full remedy sought. While application of this standard will necessarily need to take into account the particular facts, circumstances and equities of any particular claim, we would expect a claiming party to be required to prevail on the merits on substantially all of the claims asserted in the complaint and, as a result, receive substantially the full remedy that it was seeking (including, if applicable, any equitable remedy) in order to avoid responsibility for reimbursing such fees, costs and expenses. Although we believe this provision will benefit us by discouraging meritless lawsuits against us and our directors, officers and employees, the provision may have the effect of discouraging lawsuits that could benefit us. See “Risk Factors—Our amended and restated bylaws will provide that if a claiming party brings certain actions against us and is not successful on the merits then they will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.”

Anti-takeover effects of some provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or
•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware business combination statute

We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that each of TPG, UPMC and The Advisory Board and their transferees will not be deemed to be “interested stockholders”, regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Listing

We have applied to list our Class A common stock on the             under the symbol “             ”.

Transfer agent and registrar

The transfer agent and registrar for the Class A common stock is                     .

U.S. federal income and estate tax considerations for non-U.S. holders of Class A common stock

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our Class A common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our Class A common stock.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, potentially retroactively. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances and it does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are such an entity holding Class A common stock, or a partner in such an entity, you should consult your tax advisors regarding the purchase, ownership and disposition of our Class A common stock.

Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As described under “Dividend policy”, we do not currently expect to make any distributions on our Class A common stock. In the event that we do make any distributions of cash or other property (other than certain pro rata distributions of our Class A common stock or rights to acquire our Class A common stock) with respect to shares of our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess will be treated first as a tax-free return of the non-U.S. holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain, subject to the tax treatment described below in “—Gain on disposition of our Class A common stock”. Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide documentation (generally IRS Form W-8BEN or W-8BEN-E) certifying its entitlement to benefits under a treaty. Additional certification requirements apply if a non-U.S. holder holds our Class A common stock through a foreign partnership or a foreign intermediary.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a United States person (as defined in the Code). A non-U.S. holder treated as a corporation for U.S. income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) with respect to its effectively-connected earnings and profits attributable to such dividends.

If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an appropriate income tax treaty and the specific manner of claiming the benefits of the treaty.

The foregoing discussion is subject to the discussion below under “—FATCA withholding” and “—Information reporting and backup withholding”.

Gain on disposition of our Class A common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class A common stock unless:

•	such gain is effectively connected with a trade or business of the non-U.S. holder in the United States, in which event such non-U.S. holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if it is provided by an applicable tax treaty); or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

The foregoing discussion is subject to the discussion below under “—FATCA withholding” and “—Information reporting and backup withholding”.

FATCA withholding

Under the provisions of the Code and related U.S. Treasury guidance commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our Class A common stock and (ii) beginning after December 31, 2016, gross proceeds from the sale or other disposition of our Class A common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker or an investment fund), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States, or an FFI Agreement, or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution, the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our Class A common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (i) a person (including an individual) that fails to comply with certain information requests or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement, unless such foreign financial institution is required by (and does comply with) applicable foreign law enacted in connection with an IGA. Each non-U.S. holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our Class A common stock.

Information reporting and backup withholding

Amounts treated as payments of dividends on our Class A common stock paid to a non-U.S. holder and the amount of any U.S. federal tax withheld from such payments generally must be reported annually to the IRS and to such non-U.S. holder by the applicable withholding agent.

The additional information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our Class A common stock to a non-U.S. holder if such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the non-U.S. holder outside the United States. However, proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such non-U.S. holder outside the United States, unless such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (for instance, by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (for instance, by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Federal estate tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, our Class A common stock generally will be treated as U.S. situs property subject to U.S. federal estate tax.

Shares eligible for future sale

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

After completion of this offering and after giving effect to the offering reorganization, we will have shares of Class A common stock outstanding (assuming no exercise of the underwriters’ over-allotment option). All of the shares of Class A common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act and except certain shares that will be subject to the lock-up period described below after completion of this offering. See “—Lock-up agreements”. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of Class A common stock issuable to our Class B stockholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. This rule is summarized below.

Rule 144

In general under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the personal circumstances of the stockholder and other factors.

Class A common stock issuable upon exchange of Class B common units

After the completion of this offering,             Class B common units of Evolent Health LLC will be outstanding. We will enter into an exchange agreement with TPG and The Advisory Board, which are the existing holders of Class B common units. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of Evolent Health LLC, holders of Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock or, at our election, cash of equivalent value, on a one-for-one basis. Any Class B common units we acquire for cash will be funded by issuing an equivalent number of shares of Class A common stock. In each case, the amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC—Exchange agreement”. Upon the completion of this offering, we also intend to enter into a registration rights agreement with TPG and The Advisory Board as described below. If TPG and The Advisory Board exercised all their exchange and resale rights,             shares of Class A common stock would be issued to them and registered for resale (representing     % of the number of shares of our Class A common stock outstanding immediately after this offering assuming no exercise of the underwriters’ over-allotment option).

Registration rights agreement

Upon the completion of this offering, we intend to enter into a registration rights agreement with certain of our existing investors, including TPG, UPMC and The Advisory Board, to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B common units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors. See “The reorganization of our corporate structure—Registration rights agreement”.

Stock options

            shares of Class A common stock are available for future option grants and restricted stock awards under our 2011 Equity Incentive Plan. We expect to reserve additional shares of our Class A common stock for issuance under our new equity incentive plan.

Upon the completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our to be adopted incentive plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Rule 701

In general, under Rule 701 of the Securities Act, or Rule 701, as currently in effect, any of our directors, officers, employees, consultants or advisors who purchase shares of Class A common stock from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering, or who purchased shares of Class A common stock from us after that date upon the exercise of options granted before that date, in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described above, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

Lock-up agreements

Our directors and executive officers, and certain of our significant stockholders representing     % in the aggregate of our outstanding Class A common stock and Class B common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Underwriting

We are offering the shares of Class A common stock described in this prospectus through underwriters. J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer our shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of our Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of our Class A common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by us
	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority up to $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC on a registration statement under the Securities Act relating to, any shares of any class of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under the 2011 Plan and any other existing management incentive plans.

Our directors and executive officers, and certain of our significant stockholders representing     % in the aggregate of our outstanding Class A common stock and Class B common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our Class A common stock approved for listing/quotation on                     under the symbol “        ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock, and, as a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the             , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, certain commercial banking, financial advisory, investment banking, investment management, investment research, principal investment, hedging, market making, brokerage and other services. Certain of the underwriters and their respective affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, a variety of these services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

In addition, from time to time, certain of the underwriters and their respective affiliates may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account or the account of customers, and hold on behalf of themselves or their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us, and may do so in the future. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Legal matters

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements of each of Evolent Health LLC and Evolent Health Holdings, Inc. as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will become subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.evolenthealth.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Independent Auditor’s Report

To the Board of Directors of Evolent Health LLC,

We have audited the accompanying financial statements of Evolent Health LLC, which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations and comprehensive loss, of changes in members’ equity and redeemable preferred units and of cash flows for the years then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolent Health LLC at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

April 3, 2014, except for the revision discussed in Note 2, as to which the date is December 23, 2014

Evolent Health LLC

Balance sheets

(in thousands, except share and per share amounts)

	September 30, 2014	December 31,
		2013	2012
	(Restated)
	(Unaudited)
Assets

Current Assets
Cash	$16,258	$67,891	$5,252
Restricted cash	2,845	500	—
Accounts receivable	11,745	10,520	2,141
Prepaid expenses and other current assets	1,780	1,381	445
Investments	38,458	—	—

Total Current Assets	$71,086	$80,292	$7,838
Restricted cash	3,708	1,714	—
Restricted investments	—	2,352	2,400
Property, plant and equipment, net	21,711	14,291	3,838
Intangible assets, net	1,132	1,574	2,165
Other long term assets	428	1,752	63

Total Assets	$98,065	$101,975	$16,304

Liabilities

Current Liabilities
Accounts payable	7,773	1,976	2,203
Accrued liabilities	16,024	10,288	4,080
Deferred revenue	25,749	16,374	4,618
Other current liabilities	1,123	684	86

Total Current Liabilities	$50,669	$29,322	$10,987
Deferred rent	3,639	3,358	—
Other long term liabilities	—	—	116

Total Liabilities	$54,308	$32,680	$11,103

Commitments and Contingencies (note 9)

Redeemable Preferred Units
Series B redeemable preferred units	24,154	38,251	—

3,591,844 units issued as of September 30, 2014 (unaudited) and December 31, 2013, respectively; liquidation value of $59,665 and $56,364 as of September 30, 2014 (unaudited) and December 31, 2013, respectively; no units authorized and issued as of December 31, 2012

Series B-1 redeemable preferred units	—	—	—
488,281 units authorized; 90,105 units issued as of September 30, 2014 (unaudited); liquidation value of $1,663; no units authorized and issued as of December 31, 2013 and 2012

Total Redeemable Preferred Units	$24,154	$38,251	$—

Members’ Equity
Series A preferred units	—	—	—

3,825,000 and 3,900,000 units authorized; 3,825,000 and 3,900,000 issued as of September 30, 2014 (unaudited) and December 31, 2013, respectively; liquidation value of $47,444 and $45,990 as of September 30, 2014 (unaudited) and December 31, 2013, respectively; no units authorized and issued as of December 31, 2012

Series B preferred units	19,603	31,044	—

6,510,860 units authorized; 2,919,016 units issued as of September 30, 2014 (unaudited) and December 31, 2013; liquidation value of $48,488 and $45,806 as of September 30, 2014 (unaudited) and December 31, 2013, respectively; no units authorized and issued as of December 31, 2012

Class A common units	—	—	—

1,011,290 and 958,362 units authorized; 1,011,290 and 956,506 units issued as of September 30, 2014 (unaudited) and December 31, 2013, respectively; no units authorized and issued as of December 31, 2012

Series A preferred stock	—	—	4

$.001 par value, 0 unit authorized and issued as of September 30, 2014 (unaudited) and December 31, 2013; 4,500,000 authorized and 3,950,000 shares issued as of December 31, 2012; liquidation value of $0 as of September 30, 2014 (unaudited) and December 31, 2013; liquidation value of $43,387 as of December 31, 2012

Class A common stock	—	—	—

$.001 par value, 0, 0 and 13,500,000 shares authorized as of September 30, 2014 (unaudited), December 31, 2013 and 2012, 0, 0 and 942,837 shares issued as of September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively

Additional paid-in-capital	—	—	25,780
Accumulated deficit	—	—	(20,583)

Total Members’ Equity	$19,603	$31,044	$5,201

Total Liabilities, Redeemable Preferred Units and Members’ Equity	$98,065	$101,975	$16,304

The accompanying notes are an integral part of these financial statements.

Evolent Health LLC

Statements of operations and comprehensive loss

(in thousands)

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)
	(Unaudited)

Revenue
Transformation[1]	$27,837	$23,940	$34,560	$7,290
Platform and operations[1]	46,324	3,664	5,721	1,056

Total Revenue	74,161	27,604	40,281	8,346

Cost of revenue (exclusive of depreciation and amortization presented separately below)[1]	52,193	31,111	46,327	11,274
Selling, general and administrative expenses[1]	50,683	17,094	24,103	15,977
Depreciation and amortization expense	1,995	1,259	1,838	714

Total Operating Expenses	104,871	49,464	72,268	27,965

Operating Loss	(30,710)	(21,860)	(31,987)	(19,619)
Interest (income)/expense, net	(139)	821	820	(18)
Other (income)/expense, net	22	(1)	(1)	(1)

Loss before income tax	(30,593)	(22,680)	(32,806)	(19,600)
Income tax (benefit)/expense	—	8	8	(337)

Net Loss and Comprehensive Loss	$(30,593)	$(22,688)	$(32,814)	$(19,263)

[1] Amounts related to affiliates included in the lines above are as follows (note 13):
Transformation	$6,874	$9,514	$12,177	$5,041
Platform and operations	20,912	3,664	5,000	1,056
Cost of revenue (exclusive of depreciation and amortization presented separately above)	10,600	910	1,935	649
Selling, general and administrative expenses	149	686	833	421

The accompanying notes are an integral part of these financial statements.

Evolent Health LLC

Statements of cash flows

(in thousands)

	Nine-months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)
	(Unaudited)

Operating Activities
Net Loss	$(30,593)	$(22,688)	$(32,814)	$(19,263)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,995	1,259	1,838	714
Non-cash interest expense	—	830	829	—
Stock-based compensation expense	4,722	1,136	1,235	87
Deferred income taxes	—	—	—	(340)
Other	—	6	45	—

Changes in assets and liabilities			—	—
Accounts receivable	(1,225)	(6,413)	(8,649)	(1,792)
Prepaid expenses and other current assets	(267)	(420)	(1,046)	(240)
Other long term assets	1,785	(1,778)	(1,718)	—
Accounts payable	5,128	(1,585)	(227)	385
Accrued liabilities	4,099	8,419	5,502	3,179
Deferred revenue	9,375	6,780	11,756	4,418
Other current liabilities	439	323	599	85
Deferred rent	281	3,516	3,358	—

Net cash used in operating activities	$(4,261)	$(10,615)	$(19,292)	$(12,767)

Investing Activities
Purchases of investments	(56,168)	—	(74,401)	(3,850)
Sales of investments	20,000	—	74,450	2,400
Purchase of property and equipment	(7,175)	(9,955)	(10,965)	(2,329)
Change in restricted cash	(3,490)	50	(2,216)	—

Net cash used in investing activities	$(46,833)	$(9,905)	$(13,132)	$(3,779)

Financing Activities
Proceeds from issuance of Series A Preferred Units	—	—	—	4,500
Proceeds from issuance of Series B Preferred Units, net	—	72,094	72,163	—
Proceeds from issuance of Series B-1 Preferred Units, net	961	—	—	—
Proceeds from issuance of convertible notes	—	23,000	23,000	—
Repurchase of Series A Preferred Units	(1,500)	(100)	(100)	—

Net cash (used in)/provided by financing activities	$(539)	$94,994	$95,063	$4,500

Net change in cash	(51,633)	74,474	62,639	(12,046)
Cash at beginning of period	67,891	5,252	5,252	17,298

Cash at end of period	$16,258	$79,726	$67,891	$5,252

Supplemental disclosure of non-cash investing and financing activities
Accrued property, plant and equipment purchases	1,736	736	707	1,574
Conversion of convertible notes accrued interest to equity	—	829	829	—
Conversion of convertible notes to equity	—	23,000	23,000	—
Non-cash settlement of accounts receivable through reacquisition of Series A preferred stock	—	219	219	—
Non-cash settlement of accounts payable through issuance of Class A common units	279	—	—	—
Non-cash issuance of Series B-1 preferred units	593	—	—	—

The accompanying notes are an integral part of these financial statements.

Evolent Health LLC

Statements of changes in members’ equity and redeemable preferred units

(in thousands)

	Series B redeemable preferred units		Series B-1 redeemable preferred units		Total redeem- able preferred units	Series A preferred units		Series B preferred units		Class A common units		Series A preferred stock		Class A common stock		Addi- tional paid-in capital	Accumu- lated deficit	Total members’ equity	Total
	Units	Amount	Units	Amount		Units	Amount	Units	Amount	Units	Amount	Shares	Amount	Shares	Amount

Balance on December 31, 2011	—	$—	—	$—	$—	—	$—	—	$—	—	$—	3,500	$4	381	$—	$21,193	$(1,320)	$19,877	$19,877

Issuance of preferred stock, net of expenses					—							450				4,500		4,500	4,500
Issuance of restricted stock					—									562				—	—
Stock-based compensation expense					—											87		87	87
Net loss					—												(19,263)	(19,263)	(19,263)

Balance on December 31, 2012	—	$—	—	$—	$—	—	$—	—	$—	—	$—	3,950	4	943	—	$25,780	$(20,583)	$5,201	$5,201

Repurchase of preferred stock					—							(50)				(319)		(319)	(319)
Issuance of restricted stock prior to reorganization					—									15				—	—
Stock-based compensation expense prior to reorganization					—										—	92		92	92
Net loss prior to reorganization					—												(21,982)	(21,982)	(21,982)
Issuance of Series B preferred units, net of expenses					—			6,511	95,992									95,992	95,992
Reorganization to limited liability company					—	3,900	—		(17,009)	958	1	(3,900)	(4)	(958)	—	(25,553)	42,565	—	—
Forfeiture of restricted stock					—					(2)								—	—
Stock-based compensation expense subsequent to reorganization					—						1,143							1,143	1,143
Allocation of net loss subsequent to reorganization					—				(9,688)		(1,144)							(10,832)	(10,832)
Reclassification to redeemable units	3,592	38,251			38,251			(3,592)	(38,251)									(38,251)	—

Balance on December 31, 2013	3,592	$38,251	—	$—	$38,251	3,900	$—	2,919	$31,044	956	$—	—	$—	—	$—	$—	$—	$31,044	$69,295

Stock-based compensation expense (restated) (unaudited)					—						4,722							4,722	4,722
Repurchase of preferred units (unaudited)		(828)			(828)	(75)			(672)									(672)	(1,500)
Issuance of Series B—1 preferred units, net of expenses (unaudited)			90	1,554	1,554													—	1,554
Forfeiture of restricted stock (unaudited)					—					(10)	—							—	—
Non—cash issuance of Common Stock to Evolent LLC (unaudited)					—					65	279							279	279
Net loss (unaudited)		(13,269)		(1,554)	(14,823)				(10,769)		(5,001)							(15,770)	(30,593)

Balance on September 30, 2014 (restated) (unaudited)	3,592	$24,154	90	$—	$24,154	3,825	$—	2,919	$19,603	1,011	$—	—	$—	—	$—	—	$—	$19,603	$43,757

The accompanying notes are an integral part of these financial statements.

Evolent Health LLC

Notes to financial statements

1. Organization

Evolent Health LLC (“Evolent LLC” or the “Company”) is a managed services firm that supports integrated health systems in their migration toward value-based care and population health management. The Company’s services include providing clients with a robust population management platform, integrated data and analytics capabilities, pharmacy benefit management services and comprehensive health plan administration services. Together these services enable health systems to manage patient health in a more cost-effective manner without sacrificing quality. The Company’s contracts are structured as a combination of advisory fees, monthly member service fees and gain-sharing incentives. The Company’s headquarters is located in Arlington, VA.

The Company was originally organized as a corporation in August 2011 and was capitalized through contributions of cash and intangible assets in exchange for preferred stock. At the time of the formation, the founding investors, The Advisory Board Company (“The Advisory Board”) and UPMC (University of Pittsburgh Medical Center), each contributed $10 million in cash to the Company. In addition, UPMC contributed a $3 million software license for use and resale by the Company as part of its service offerings. Each party also contributed various other items, such as a business plan, and entered into various agreements with the Company, such as reseller agreements. All of these other contributions were determined to have no material value at the date of contribution and the agreements reflected terms consistent with a marketplace participant.

On September 23, 2013, the Company undertook a reorganization (the “Reorganization”) in which Evolent Health Holdings, Inc. (“Holdings”) was formed and the existing company (“Legacy Evolent”) converted into a limited liability company. Following the conversion of Legacy Evolent into a limited liability company, the Company completed the issuance of $100 million of Series B Preferred Units to new and existing investors. There are certain rights and preferences related to the Preferred Units set forth in the Company’s operating agreement and a master investors’ rights agreement between the investors. This transaction and these rights and preferences are further discussed in note 4.

Since its inception, the Company has incurred substantial losses. Failure to generate sufficient revenue and income could have a material adverse effect on the Company’s ability to achieve its business objectives. The Company has financed its operations through the issuance of Preferred Units.

2. Summary of significant accounting policies

Principles of consolidation and basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Revision of Prior Period Amounts

In connection with the preparation of the interim financial statements for the nine months ended September 30, 2014, the Company determined that certain previously issued financial statements contained errors. The Company’s equity method investor, Evolent Holdings, grants stock-based compensation awards to Evolent LLC employees. Historically, the Company accounted for these awards utilizing an employee-based compensation model; however, given that the awards were granted by an equity method investor to Evolent LLC employees, the Company is required to utilize a non-employee model for recording stock-based compensation, which results in a different measurement date for the fair value of these awards. These errors impacted the year

Evolent Health LLC

Notes to financial statements

ended December 31, 2013 and the nine months ended September 30, 2013. While the impact was not material to either of those periods, the correction of that error in 2014 would have been material to the 2014 financial statements; therefore, the Company has revised the financial statements for the year ended December 31, 2013 and the nine months ended September 30, 2013 to reflect the appropriate accounting for these awards. The correction of these errors resulted in an increase in stock-based compensation expense and to net loss. There was no impact on the balance sheets or statements of cash flows.

The Company revised the amount of stock-based compensation, within the Cost of revenue and Selling, general and administrative expenses line items, in the statements of operations for the nine months ended September 30, 2013 and the year ended December 31, 2013.

The following tables present the effect of this correction on the Company’s statement of operations for the nine months ended September 30, 2013 and year ended December 31, 2013:

	Nine Months Ended September 30, 2013
	(In thousands)
	(Unaudited)
	As Previously Reported	Adjustments	As Adjusted
Cost of revenue	31,042	69	31,111
Selling, general and administrative expenses	16,119	975	17,094
Net Loss and Comprehensive Loss	$(21,644)	$(1,044)	$(22,688)

	Year Ended December 31, 2013
	(In thousands)
	As Previously Reported	Adjustments	As Adjusted
Cost of revenue	46,256	71	46,327
Selling, general and administrative expenses	23,063	1,040	24,103
Net Loss and Comprehensive Loss	$(31,703)	$(1,111)	$(32,814)

Reclassifications

Certain reclassifications of prior period amounts have been made to conform to the current period presentation. During the third quarter of 2014, the Company updated its methodology for allocating certain costs of revenue to more closely align these costs to the nature of the services that the functional departments are providing. As a result, certain prior period costs have been reclassified from cost of revenue, to selling, general and administrative expenses, primarily based on the nature of the costs in the related functional areas. The reclassifications for the nine months ended September 30, 2014 (unaudited) and 2013 (unaudited) are $3.2 million and $3.4 million, respectively. The reclassifications for the twelve months ended December 31, 2013 and 2012 are $4.2 million and $1.0 million, respectively. These reclassifications had no effect on previously reported operating loss, net loss or cash flows.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.

Evolent Health LLC

Notes to financial statements

Significant items subject to such estimates include revenue recognition, the useful lives and recoverability of property and equipment, fair value of the Company’s stock, stock-based compensation and income taxes. Actual results could differ significantly from these estimates.

Unaudited interim financial statements

The accompanying interim balance sheet as of September 30, 2014, the statements of operations and comprehensive loss, and cash flows for the nine months ended September 30, 2014 and 2013, the statement of changes in members’ equity and redeemable preferred units for the nine months ended September 30, 2014 and related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the annual financial statements and, in the opinion of management, reflect all adjustments necessary to fairly state the Company’s financial position as of September 30, 2014 and its results of operations and cash flows for the nine months ended September 30, 2014 and 2013. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the full fiscal year or any future annual or other interim period.

Revenue recognition

Revenue from the Company’s services is recognized when there is persuasive evidence of an arrangement, delivery has taken place, revenue is fixed or determinable and collectability of the associated receivable is reasonably assured. Deferred revenue represents billings in the current period for services to be performed in a subsequent period or instances where revenue recognition criteria have not been met.

When the Company enters into arrangements with multiple deliverables, it applies the Financial Accounting Standard Board’s (“FASB”) guidance for revenue arrangements with multiple deliverables and evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (i) if the delivered item has value to the customer on a standalone basis, and (ii) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the units of accounting based on each unit’s relative selling price.

The Company enters into different types of contracts with its partners depending on where the client may be in its transition towards value based care. The contracts generally have multiples deliverables; however, typically there is only one unit of accounting because the deliverables do not have standalone value. To date, the only contracts requiring allocation to the units of accounting are blueprint contracts as further discussed below.

Transformation

The Company enters into two different types of contracts during the transformation phase: Blueprint contracts and implementation contracts. Blueprint contracts are fee-for-service, where the Company provides a strategic assessment for its partners in exchange for a fixed fee that is paid over the term of the engagement. The Company recognizes revenue associated with Blueprint contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. These contracts frequently contain credits for fees related to signing a future longer term

Evolent Health LLC

Notes to financial statements

agreement by a certain date. The credits are assessed to determine whether they reflect significant and incremental discounts compared to discounts in the original Blueprints. If discounts are significant and incremental, the Company allocates the discount between the Blueprint contract and future purchases. If the future credit expires unused, it is recognized as revenue at that time.

Depending on the strategic assessment generated in a Blueprint, a partner may decide to move forward with a population health or health plan strategy. In these cases, the partner enters into an implementation contract in which the company provides all services related to the launch of this strategy. These contracts last twelve to fifteen months and are typically fixed fee in nature. The Company recognizes revenue associated with implementation contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. Billings associated with these contracts are typically scheduled in installments over the term of the agreement.

Platform and operations

After the transformation phase, the Company enters into multi-year service contracts with the Company’s partners where various population health, health plan operations and pharmacy benefit management services are provided on an ongoing basis to the members of the Company’s partners’ plans in exchange for a monthly service fee. Members are individuals that are covered by the respective member service contracts and typically include the partners’ employees and its customers. Revenue from these contracts is recognized in the month in which the services are delivered. In some cases, there is an “at risk” portion of the service fee that could be refunded to the partner if certain service levels are not attained. The Company monitors its compliance with service levels to determine whether a refund will be provided to the partner and records an estimate of these refunds. To date the Company’s history is limited for these contracts; therefore, the full potential refund is deferred until all obligations are met.

Cost of revenue and operating expenses

The Company’s cost of revenue includes the cost of products and services. These costs consist primarily of employees, contract and consulting services and their associated expenses, which are directly attributable to clinical and field operations and analysis. The Company incurred zero advertising expense for the twelve months ended December 31, 2013 and 2012 and the nine months ended September 30, 2014 (unaudited) and 2013 (unaudited).

Cash and restricted cash

The Company considers cash on hand, deposits in banks and money market funds with original maturities of ninety days or less to be cash and cash equivalents. The amounts presented in the balance sheets approximate the fair value of the cash and cash equivalents. The Company’s restricted cash balances as of September 30, 2014 (unaudited) and December 31, 2013 were $6.6 million and $2.3 million, respectively. As of September 30, 2014 (unaudited), $3.7 million of restricted cash is deemed non-current and $2.8 million is deemed current; the non-current portion is related to letters of credit for facility leases. Of the current portion, $2.0 million is related to a collateral account with a financial institution for certain services that the institution is providing to

Evolent Health LLC

Notes to financial statements

the Company and $0.8 million relates to funds that the Company is temporarily holding on behalf of its customers and is contractually obligated to pay the clients’ pharmacy claims. The related liability associated with this has been recorded within accounts payable.

Investments

Investments include marketable securities with original maturities of three months or more and current investments have maturity dates within twelve months of the balance sheet date. As of September 30, 2014 (unaudited), the Company’s investments consisted of U.S. Agency obligations and various treasury bills, and certificates of deposit. As of December 31, 2013 and December 31, 2012, the Company’s investments consisted of various treasury bills and certificates of deposit only. The Company’s investments, which are classified as held-to-maturity, are carried at amortized cost. New investments are expected to be invested in similar securities where there is minimal risk to change in value for the Company.

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their respective fair value.

The Company applies the FASB’s accounting standard for fair value measurements for its financial instruments measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis. The fair value hierarchy is based upon inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1—	Inputs at quoted prices in active markets for identical assets or liabilities.

Level 2—	Inputs at quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3—	Inputs which are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company measures certain assets, including property and equipment and intangible assets, at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be impaired. For the years ended December 31, 2013 and 2012 and the nine months ended September 30, 2014 and 2013 (unaudited), there were no fair value measurements of assets or liabilities measured at fair value on a nonrecurring basis subsequent to their initial recognition.

Evolent Health LLC

Notes to financial statements

Concentration of credit risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and short term investments. All of the Company’s cash and cash equivalents and short term investments are held at financial institutions that management believes to be of high credit quality. While the Company maintains its cash and cash equivalents and short term investments with financial institutions with high credit ratings, it often maintains these deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses on cash and cash equivalents and short term investments to date. To manage accounts receivable risk the Company evaluates the credit worthiness of its customers.

The following table summarizes those customers who represented at least 10% of revenue or accounts receivable for the periods presented:

	Account receivable			Revenue
	September 30,	December 31,		September 30,		December 31,
	2014	2013	2012	2014	2013	2013	2012
	(Unaudited)			(Unaudited)
Customer A	*	*	48%	*	12%	11%	41%
Customer B	10%	12%	21%	14%	*	11%	16%
Customer C	25%	14%	20%	16%	33%	30%	20%
Customer D	12%	34%	*	21%	13%	16%	*
Customer E	36%	36%	*	26%	*	13%	*
Customer F	*	*	*	*	*	*	12%

*	Represents less than 10%

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company’s contracts typically include installment payments that do not necessarily correlate to the pattern of revenue recognition. Accounts receivable and the corresponding deferred revenue amounts are recorded when amounts are contractually billable under long-term member service agreements. In assessing the valuation of the allowance for doubtful accounts, management reviews the collectability of accounts receivable in aggregate and on an individual account basis. Any accounts that are determined to be uncollectible are written off against the allowance. The allowance is adjusted periodically based on management’s determination of collectability. The Company has not recorded an allowance for doubtful accounts as of September 30, 2014 (unaudited), December 31, 2013 or December 31, 2012 as all amounts due were deemed collectible.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. When an item is sold or retired, the cost and related accumulated depreciation is eliminated, and the resulting gain or loss, if any, is recorded in the statements of operations and comprehensive loss.

Evolent Health LLC

Notes to financial statements

Depreciation and amortization are calculated on a straight-line basis over the estimated useful life of the related assets. The estimated useful lives by asset classification are as follows:

Furniture and equipment	3 years
Computers	3 years
Software	3 – 5 years
Leasehold improvements	Shorter of useful life or remaining lease term

The Company periodically reviews the depreciation method, useful lives and estimated salvage value of its property and equipment and revises those estimates as necessary.

Software development costs

The Company capitalizes certain software development costs, consisting primarily of personnel and related expenses for employees and third parties who devote time to their respective projects. Internal-use software costs are capitalized during the application development stage, which is when the research stage is complete and management has committed to a project to develop software that will be used for its intended purpose. Any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized. Capitalized software costs are included in property and equipment on the balance sheets. Amortization of internal-use software costs begins once the project is substantially complete and the software is ready for its intended purpose. These capitalized costs are amortized on a straight-line basis over their estimated useful life. Expenditures on the research and development phase of software are recognized as expense as incurred. General and administrative departmental costs, training, maintenance costs and customer support are also expensed as incurred.

Financial statement components

The following provides further details on the break-out of the Company’s accrued expenses as of September 30, 2014 (unaudited), December 31, 2013 and 2012.

	September 30,	December 31,
	2014	2013	2012
	(Unaudited)
Accrued salaries and benefits	$12,806	$7,993	$2,482
Other accrued liabilities	3,218	2,295	1,598

	$16,024	$10,288	$4,080

Deferred revenue

Deferred revenue consists of billings or payments received in advance of the revenue recognition criteria being met. Deferred revenue that will be recognized during the succeeding 12 month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue. The deferred revenue balance at September 30, 2014 (unaudited), December 31, 2013 and December 31, 2012 was $25.7 million, $16.4 million and $4.6 million, respectively. As of September 30, 2014 (unaudited), December 31, 2013 and December 31, 2012, the Company has not recorded any non-current deferred revenue.

Evolent Health LLC

Notes to financial statements

Income taxes

On September 23, 2013, the Company underwent a legal entity and tax restructuring pursuant to which the Company’s federal and state income tax status and classification changed from a corporation, subject to federal and state income taxes, to a partnership, whereby the Company’s members are responsible for reporting income or loss based on such member’s respective share of the Company’s income and expenses as reported for tax purposes. As a result of this restructuring, the Company ceased recognizing all of its federal and state deferred tax assets and liabilities as of September 23, 2013.

Identifiable intangible assets

The Company’s identified intangible assets are recorded at their estimated fair values at the acquisition date and are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used.

The estimated useful lives used in computing amortization are as follows:

Software	5 years

Impairment of long lived assets

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If impairment indicators are present, recoverability of asset groups is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. There was no impairment of long-lived assets for the years ended December 31, 2013 and 2012 or the nine months ended September 30, 2014 and 2013 (unaudited).

Leases

The Company leases all of its office space and enters into various other operating lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. Some of the Company’s operating lease agreements may contain tenant improvement allowances, rent holidays or rent escalation clauses. When such items are included in a lease agreement, the Company records a deferred rent asset or liability on the balance sheets equal to the difference between the rent expense and future minimum lease payments due. The rent expense related to these items is recognized on a straight-line basis in the statements of operations and comprehensive loss over the terms of the leases. The Company does not have any capital leases.

Stock-based compensation

The Company applies the fair value method to recognize compensation expense for stock-based awards. Using this method, the estimated grant-date fair value of the award is recognized on a straight-line basis over the requisite service period based on the portion of the award that is expected to vest. The Company’s employees are granted stock-based awards in Evolent Health Holdings, Inc. and the Company is contractually required to issue a similar amount and class of membership equity to Evolent Health Holdings, Inc., in accordance with the Company’s Amended and Restated Operating Agreement. Prior to the Reorganization, stock-based

Evolent Health LLC

Notes to financial statements

compensation followed an employee model as the awards were granted in the stock of the Company to employees of the Company. Subsequent to the Reorganization, the stock-based compensation awards are granted in the stock of the Company’s equity method investor, Evolent Holdings, to employees of Evolent LLC. As such, Evolent LLC is required to utilize a non-employee model for recognizing stock-based compensation, which results in a different measurement date for the fair value of the awards. The awards are initially measured based on the fair value of the common stock on the grant date, and are remeasured at fair value at each reporting date until the awards vest.

The Company utilizes the Black-Scholes option pricing model to estimate the grant-date fair value of option awards. The following weighted-average assumptions are also used to calculate the estimated fair value of option awards:

•	Expected volatility: The expected volatility of the Company’s shares is estimated using the historical volatility of a peer group of public companies over the most recent period commensurate with the estimated expected term of the awards.

•	Expected term: For employee stock option awards, the Company uses an estimated term equal to the weighted period between the vesting period and the contract life of the option. This method is known as the simplified method and is utilized due to the Company’s relatively short history.

•	Dividend yield: The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero.

•	Risk-free interest rate: The Company bases the risk-free interest rate on the implied yield available on a U.S. Treasury note with a term equal to the estimated expected term of the awards.

An estimated forfeiture rate is applied based on an analysis of historical option holder activity. Each quarter, the forfeiture rate is revised as needed to reflect the impact of new forfeitures that occurred.

Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2018. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This ASU requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. It requires an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This ASU is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. Early application is permitted. The Company does not expect this ASU to have an impact on the Company’s financial statements or related disclosures.

Evolent Health LLC

Notes to financial statements

3. Restatement of Previously Issued Financial Statements

In connection with the preparation of the interim financial statements for the nine months ended September 30, 2014, the Company determined that certain previously issued financial statements contained errors. The Company’s equity method investor, Evolent Holdings, grants stock-based compensation awards to Evolent LLC employees. Historically, the Company accounted for these awards utilizing an employee-based compensation model; however, given that the awards were granted by an equity method investor to Evolent LLC employees, the Company is required to utilize a non-employee model for recording stock-based compensation, which results in a different measurement date for the fair value of these awards. The correction of these errors resulted in an increase in stock-based compensation expense and net loss. The value of stock-based compensation awards by Evolent Holdings to employees of Evolent LLC is reflected as a deemed capital contribution to Class A Common Units by Evolent Holdings. Under the Company’s allocation of profits and losses methodology described in Note 4, losses of Evolent LLC are allocated to Class A Common Units to the extent of positive equity balances in that class, and therefore the additional net loss arising from the correction of this error has been allocated to Class A Common Units. Therefore, there is no net impact on the overall equity of the Company, or any other balance sheet account, as a result of this adjustment. There is also no impact on the statement of cash flows.

The Company evaluated the impact of these errors and determined that the impact of this error on prior period financial statements was material. As a result, management and the Audit Committee of our Board of Directors concluded that the Company should restate the interim financial statements for the nine months ended September 30, 2014 to reflect the appropriate accounting for these awards.

The interim financial statements contained herein reflect the restatement of the interim financial statements for the nine months ended September 30, 2014.

The following tables present the effect of this correction on the Company’s interim statement of operations for the nine months ended September 30, 2014:

	Nine months ended September 30, 2014
	(in thousands)
	(unaudited)
	As previously reported	Adjustments	As Restated
Cost of revenue	51,898	295	52,193
Selling, general and administrative expenses	46,613	4,070	50,683

Net Loss and Comprehensive Loss	$(26,228)	$(4,365)	$(30,593)

4. Members’ equity and redeemable preferred units

Reorganization

On September 23, 2013, Legacy Evolent completed a corporate reorganization (the “Reorganization”) in connection with a new round of equity financing (the “Series B Financing”). Legacy Evolent Reorganization included the creation of Evolent Health Holdings, Inc. (“Holdings”) and the conversion of Legacy Evolent into Evolent Health LLC, a limited liability company that is treated as a partnership for tax purposes. Each share of Legacy Evolent capital stock outstanding immediately prior to the Reorganization was exchanged for a share of the capital stock of Holdings of the same class or series and with substantially similar rights, preferences, privileges, restrictions and limitations. Evolent LLC then issued to Holdings a like number of membership units

Evolent Health LLC

Notes to financial statements

of the same class or series and with substantially similar rights, preferences, privileges, restrictions and limitations, as the shares of capital stock issued by Holdings to the former shareholders of Legacy Evolent. This Reorganization represented a transaction among entities with a high degree of common ownership as, both prior and subsequent to the Reorganization, the shareholders held the same economic and voting interests in Evolent LLC (through their respective ownership interests in Holdings) that they had previously held in Legacy Evolent. The conversion of Legacy Evolent into Evolent LLC represents a conversion from an entity that is taxable into an entity that is not separately taxable and is treated as a pass-through to its members. The conversion from a “C” corporation to a limited liability company (“LLC”) was treated as a discrete transaction in these financial statements.

As of the date of the Reorganization, the existing stockholders’ deficit of Legacy Evolent was allocated to the members of Evolent LLC based upon the rights and preferences of the membership units representing each member’s investment, and determined in accordance with Evolent LLC’s Amended and Restated Operating Agreement (the “LLC Agreement”). The allocation of profits and losses to the members of Evolent LLC are to be made in accordance with the terms of the LLC Agreement. Profits are allocated to the members’ capital accounts based on the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the members based upon the value that would accrue to each member at each period end based upon a theoretical liquidation at book value at that time.

Capital structure

Subsequent to the Reorganization the Company has the authority to issue Common Units, Series A Preferred Units, Series B Preferred Units, and Series B-1 Preferred Units. As discussed in Right to Purchase by Significant Securityholders, certain Preferred Units are redeemable by significant securityholders, not to exceed the value of the Preferred Units held by the Significant Securityholder with the largest number of Units. Additionally, as discussed in Redemption of Series B-1 Preferred Units, certain Preferred Units are redeemable. These amounts have been reclassified into redeemable preferred units.

Common Units

As of September 30, 2014 (unaudited) and December 31, 2013, the Company’s LLC Agreement authorizes the Company to issue that number of Common Units as is equal to the number of shares of Common Stock of Holdings which were outstanding immediately following the Reorganization, plus an additional number of Common Units as may be issued in accordance with the terms of the LLC Agreement and the Master Investor Rights’ Agreement. At September 30, 2014 (unaudited) and December 31, 2013, 1,011,290 and 956,506 Common Units, respectively, were issued and outstanding, all of which are held by Holdings.

Preferred Units

The convertible preferred units consist of Series A Preferred Units, Series B Preferred Units and Series B-1 Preferred Units. As of September 30, 2014 (unaudited), the Company’s LLC Agreement authorizes the Company to issue 3,825,000 Series A Preferred Units, 6,510,860 Series B Preferred Units and 488,281 Series B-1 Preferred Units. As of December 31, 2013, the Company’s LLC Agreement authorizes the Company to issue 3,900,000 Series A Preferred Units and 6,510,860 Series B Preferred Units.

Evolent Health LLC

Notes to financial statements

Series A Preferred Units

Series A Preferred consists of 3,825,000 Units and 3,900,000 Units, all of which are issued and outstanding at September 30, 2014 (unaudited) and December 31, 2013 and held by Holdings, respectively. The outstanding Series A Preferred Units were issued to Holdings in the Reorganization.

In August 2013, prior to the Reorganization, Legacy Evolent repurchased 50,000 shares of Series A Preferred Stock from a customer for $0.1 million in cash and the remainder was paid through the forgiveness and discharge by the Company of amounts due under a contract with the customer.

In July 2014, Holdings repurchased 75,000 shares of Series A Preferred Stock from a customer for an aggregate purchase price of $1.5 million. Evolent LLC repurchased 75,000 shares of Series A Preferred Units from Holdings for the same value.

Series B Preferred Units

In September 2013, the Company entered into the Series B Preferred Security Purchase Agreement, which authorized the issuance of 6,510,860 Units, all of which are issued and outstanding at December 31, 2013 and September 30, 2014 (unaudited). The Series B Preferred Units were issued in September 2013 in exchange for cash of $76.2 million and the conversion of $23.8 million of convertible notes issued by Legacy Evolent, including accrued interest of $0.8 million. Of the outstanding Series B Preferred Units, 1,616,844 are held by Holdings and the remaining Units were issued to The Advisory Board and TPG Growth II, LP (“TPG”).

Series B-1 Preferred Units

In January 2014, Holdings issued 65,105 shares of Series B-1 Preferred Stock to a customer of Evolent LLC for aggregate proceeds of $1.0 million paid to Evolent LLC. Evolent LLC issued 65,105 Series B-1 Preferred Units to Holdings in exchange for these shares.

In July 2014, Holdings issued 25,000 shares of Series B-1 Preferred Stock for zero consideration to a customer of Evolent LLC. Evolent LLC issued 25,000 shares of Series B-1 Preferred units to Holdings. This stock, valued at $0.6 million, is reflected as a deferred asset and is being recognized as a reduction to revenue over the term of the related customer’s contract, as it represents an inducement related to the entire value of the revenue contract. The value of the stock was based upon a contemporaneous valuation.

As of September 30, 2014 (unaudited), there are 90,105 shares of Series B-1 Preferred Units outstanding.

Master Investors’ Rights Agreement

In connection with the Reorganization, the Investors’ Rights Agreement by and among Evolent, Inc. and certain of its shareholders was amended, restated and renamed as the Master Investors’ Rights Agreement (the “Master Investors’ Rights Agreement”). The Master Investors’ Rights Agreement was entered into on September 23, 2013, by the Company, Holdings, and the shareholders and members of each of the Company and Holdings. The Master Investors’ Rights Agreement provides that the Company’s Board of Directors shall initially consist of seven members, including two designees of UPMC, two designees of The Advisory Board, two designees of TPG and the Chief Executive Officer. The Master Investors’ Rights Agreement grants to UPMC, The Advisory Board and TPG the right to purchase their respective pro rata portions of certain offers of new equity securities by the Company, and establishes certain conditions and restrictions on the transferability of the Company’s capital stock.

Evolent Health LLC

Notes to financial statements

Preferred unit rights and preferences

In accordance with the Company’s LLC Agreement, holders of Preferred Units are entitled to the following rights and preferences:

Liquidation preference

In the event of any voluntary or involuntary liquidation or winding up of the Company (the “Liquidation Event”), distribution shall be made as follows:

First, to the holders of Series B Preferred Units, pro rata in proportion to the number of Series B Preferred Units held by such holders, until the holders of such Series B Preferred Units receive in respect of each Series B Preferred Unit held by them, the adjusted Series B liquidation preference amount;

Second, to the holders of Series A Preferred Units, pro rata in proportion to the number of Series A Preferred Units held by such holders, until the holders of such Series A Preferred Units receive in respect of each Series A Preferred Unit held by them, the adjusted Series A liquidation preference amount;

Third, to the holders of Series B-1 Preferred Units, pro rata in proportion to the number of Series B-1 Preferred Units held by such holders, until the holders of such Series B-1 Preferred Units receive in respect of each Series B-1 Preferred Unit held by them, the adjusted Series B-1 liquidation preference amount;

Fourth, to the holders of Common Units, pro rata in proportion to the number of Common Units held by such holders.

At September 30, 2014 (unaudited), the aggregate liquidation preference in respect of the Series B, Series A, and B-1 Preferred Units are $108.2 million, $47.4 million and $1.7 million respectively.

Voting rights

The holders of Preferred Units vote together with holders of Common Units, as a single class upon all matters submitted to a vote of members. Each Preferred Unit is entitled to the number of votes equal to the number of Common Units into which the Preferred Unit is at the time convertible.

Optional conversion

Each Preferred Unit is convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable Common Units as determined by dividing the original issue price of the Preferred Unit by the applicable conversion price (initially $10 per Unit for Series A and $15.36 per Unit for Series B and B-1). The conversion price is subject to certain adjustments in accordance with the LLC agreement; however, there have been no adjustments to date.

Mandatory conversion

Each Preferred Unit shall automatically convert into that number of Common Units as is determined by dividing the original issue price of the Preferred Unit by the applicable conversion price, upon the occurrence of either the agreement of the holders of at least 75% of the then outstanding Preferred Units voting together as a single

Evolent Health LLC

Notes to financial statements

class, or the closing of the sale of Holdings’ Common Stock (or a successor in interest to the Company) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, in which the gross cash proceeds to Holdings (before deduction of underwriting discount, commissions and expenses of sale) are at least $75 million and the price per share paid by the public for Common Stock of Holdings is at least three times the Original Series B Issue Price.

Right to sell by significant securityholders

If any time after September 23, 2018, but before September 23, 2020, any Significant Securityholder (i.e., The Advisory Board, UPMC or TPG) wishes to pursue a sale of the Company, and neither of the other Significant Securityholders (the “Remaining Significant Securityholders”) wishes to pursue the sale process, then the selling Significant Securityholder shall have the right to sell and the Remaining Significant Securityholders may purchase (or cause the Company to purchase) the Units of the Selling Significant Securityholder at the then fair value. This right applies to Series A and Series B Preferred Units. This provision provides that in certain circumstances two of the three Significant Securityholders can cause the Company to repurchase the Selling Significant Securityholder’s Units. As such, these shares are classified as mezzanine equity on the balance sheets. However, as the maximum number of Units that the Company can be obligated to repurchase by the Remaining Significant Securityholders is the number of Units held by the Significant Securityholder that holds the largest number of Units, this is the amount that is presented in mezzanine equity.

Redemption of series B-1 preferred units (unaudited)

The Series B-1 Preferred Units contain a purchaser-initiated redemption that states that under certain circumstances the purchaser may force the redemption of the Preferred Units to the Company. As this event is not solely within the control of the Company, these Preferred Units are presented in mezzanine equity.

Dividends and distributions

The holders of Preferred Units are entitled to receive a preferred return for each outstanding Preferred Unit payable in preference and priority to the payment of distributions on Common Units. The preferred return accrues on a daily basis at a rate of 8% per annum from the original issuance date (and in the case of the Series A Preferred Units, from the date of the original issuance of shares of Series A Preferred Stock by Legacy Evolent). All accrued but unpaid preferred returns are payable when, as and if declared by the Board or upon the occurrence of a Liquidation Event. As of September 30, 2014 (unaudited), holders of Preferred Units have an aggregate accrued and unpaid preferred return in respect of the Series B, A and B-1 Preferred Units of $8.2 million, $9.2 million and $0.1 million, respectively.

Allocation of profits and losses

The allocation of profits and losses to the members are based on the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the shareholders based upon the value that would accrue to each shareholder at each period end based upon a theoretical liquidation at book value at that time. In accordance with the LLC Agreement, profits and losses for each year shall be allocated among the members in a manner such that the capital account balance of each such member for each class or series of Units held by the member, immediately after making such allocation and after taking into account amounts specially

Evolent Health LLC

Notes to financial statements

allocated pursuant to the LLC Agreement, is as nearly as possible (limited to the amounts of profit and losses available for allocation), on a proportionate basis equal to (a) the distributions that would be made to such member with respect to each class or series of units held by the member, if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their book value, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the book value of the assets securing such liability), and the net assets of the Company were distributed in accordance with the LLC Agreement to the members immediately after making such allocation, minus (b) such member’s share of the Company’s minimum gain and such member’s share of nonrecourse debt minimum gain.

In accordance with the LLC Agreement, distributions (other than distributions in order to satisfy the income tax liabilities of the members) shall be made as follows: (i) first to the holders of Series B Preferred Units, until such holders have received an amount per Series B Unit equal to $1.23 per annum, calculated from the date of issuance of each such Unit (the “Series B Preferred Return”), then (ii) to the holders of Series A Preferred Units, until such holders have received an amount per Series A Unit equal to $0.80 per annum, calculated from the date of issuance by Evolent Health Holdings, Inc. of the corresponding share of Series A Preferred Stock (the “Series A Preferred Return”), then (iii) to the holders of Series B Preferred Units, until such holders have received an amount equal to the Series B liquidation preference, then (iv) to the holders of Series A Preferred Units, until such holders have received an amount equal to the Series A liquidation preference, then (v) to the holders of Series B-1 Preferred Units until such holders have received an amount per Unit equal to $1.23 per annum, calculated from the date of issuance of each such Unit (the “Series B-1 Preferred Return”), then (vi) to the holders of Series B-1 Preferred Units, until such holders have received an aggregate amount equal to the original issue price of the Series B-1 Preferred Units, then (vii) to the holders of Common Units, until such holders have received an amount equal to the Series A liquidation preference, then (viii) to the holders of Series A Preferred Units and Common Units, until such holders have received, an aggregate amount equal to the Series B liquidation preference, and then (xi) to the holders of Preferred Units and Common Units pro rata based upon the number of Units held by each such holder.

Issuance of common unit instrument to UPMC

The Company issued a contingent instrument to UPMC as a part of the UPMC Reseller Agreement (the “Reseller Agreement”). In the event that certain revenue targets related to the UPMC Reseller Agreement are not met during the period commencing August 31, 2011 and ending August 30, 2015, the Company must issue up to 250,000 Common Units to make up for the shortfall. This is considered a financial instrument that is revalued each period. As of December 31, 2013 and 2012, based upon the probability of meeting the revenue targets set forth in the Reseller Agreement, it has been determined that the fair value of the financial instrument is $0 and $0. As of September 30, 2014 (unaudited), based upon the probability of meeting the revenue targets set forth in the Reseller Agreement, it has been determined that the fair value of the financial instrument is $0. The Company reevaluates the value of the financial instrument each reporting period.

Capital structure prior to reorganization

Prior to the Reorganization, the Company was a “C” Corporation authorized to issue Series A Preferred Stock and Common Stock. The rights and preferences related to these shares were consistent with that of the Membership Units above, except for the rights described in the “Right to Sell by Significant Securityholders” described above.

Evolent Health LLC

Notes to financial statements

5. Debt

During the period from January 2013 through September 2013, interim funding was provided to Evolent from existing investors in the form of convertible term notes bearing interest at a rate of 8% per annum, with such interest accruing on a daily basis and compounded annually. The total outstanding principal amount of the interim funding provided was $23.0 million. Total interest expense and accrued interest associated with these convertible notes was $0.8 million. On the closing of the Series B Financing on September 23, 2013, the convertible notes and accrued interest were converted into Series B Preferred Units or shares of Series B Preferred Stock, as applicable, on a dollar for dollar basis. As of September 30, 2014 (unaudited), December 31, 2013, and December 31, 2012, there is no outstanding debt.

6. Investments

The following is a summary of our investments as of September 30, 2014 (unaudited):

	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized costs
U.S. Treasury Bills	$600	$—	$—	$600
Certificates of Deposits	1,750	—	—	1,750
U.S. Agency Obligations	36,110	4	(2)	36,108

Total Investment Current	$38,460	$4	$(2)	$38,458

The following is a summary of our investments as of December 31, 2013:

	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized costs
U.S. Treasury Bills	$602	$—	$—	$602
Certificates of Deposits	1,750	—	—	1,750

Total Investments Noncurrent	$2,352	$—	$—	$2,352

The following is a summary of our investments as of December 31, 2012:

	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized costs
U.S. Treasury Bills	$950	$—	$—	$950
Certificates of Deposits	1,450	—	—	1,450

Total Investments Noncurrent	$2,400	$—	$—	$2,400

U.S. agency obligations, certificates of deposit and treasuries

U.S. Agency Obligations, Certificates of Deposit and Treasuries are classified as held-to-maturity based on the maturity dates and intent to hold. As of December 31, 2013 and December 31, 2012 the Company held these investments to secure a letter of credit related to its leased space. There were no identified events or changes

Evolent Health LLC

Notes to financial statements

in circumstances that had a significant adverse effect on the values of these investments. If there was evidence of a decline in value, which is other than temporary, the amounts would be written down to their estimated recoverable value.

Contractual maturities

The contractual maturities of our held-to-maturity Certificates of Deposits, Treasury Bills and U.S. Agency Bonds at September 30, 2014 (unaudited) are as follows:

	Amortized cost	Fair value
Due in one year or less	$38,458	$38,460
Due after one year	—	—

Total	$38,458	$38,460

The contractual maturities of our held-to-maturity Certificates of Deposit and Treasury Bills at December 31, 2013 are as follows:

	Amortized cost	Fair value
Due in one year or less	$—	$—
Due after one year	2,352	2,352

Total	$2,352	$2,352

The contractual maturities of our held-to-maturity Certificates of Deposit and Treasury Bills at December 31, 2012 are as follows:

	Amortized cost	Fair value
Due in one year or less	$—	$—
Due after one year	2,400	2,400

Total	$2,400	$2,400

Evolent Health LLC

Notes to financial statements

7. Property and equipment

The following table provides further detail on property and equipment:

	September 30, 2014	December 31,
		2013	2012
	(unaudited)
Leasehold improvements	$9,026	$5,852	$2,897
Furniture and equipment	1,609	1,589	709
Computer hardware and software	592	593	356
Internal use software	13,292	7,594	—

Total property and equipment	$24,519	$15,628	$3,962

Accumulated depreciation and amortization	(2,808)	(1,337)	(124)

Total property and equipment, net	$21,711	$14,291	$3,838

Capitalized internal-use software costs are also included in property and equipment. At September 30, 2014 (unaudited), December 31, 2013 and 2012, the Company capitalized $5.7 million, $7.6 million and $0 million of these software development costs, respectively. The net book value of capitalized internal use software was $12.8 million, $7.5 million and $0.0 million as of September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively.

Amortization expense related to capitalized internal-use software was $0.1 million for the twelve months ended December 31, 2013. There was no amortization for the year-end December 31, 2012. Amortization expense related to capitalized internal-use software was $0.4 million for the nine months ended September 30, 2014 (unaudited), and there was no amortization for the nine months ended September 30, 2013 (unaudited).

Total depreciation and amortization expense related to property and equipment was $1.2 million and $0.1 million for the years ended December 31, 2013 and 2012, respectively. Total depreciation and amortization expense related to property and equipment was $1.5 million and $0.8 million for the nine months ended September 30, 2014 and 2013 (unaudited), respectively.

8. Intangible assets

The Company’s acquired intangible assets are subject to amortization. The carrying amounts of definite lived intangible assets consist of the following:

	As of September 30, 2014 (unaudited)
	Gross carrying amount	Accumulated amortization	Net carrying value
Software	$2,952	$1,820	$1,132

Total	$2,952	$1,820	$1,132

Evolent Health LLC

Notes to financial statements

	As of December 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying value
Software	$2,952	$1,378	$1,574

Total	$2,952	$1,378	$1,574

	As of December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying value
Software	$2,952	$787	$2,165

Total	$2,952	$787	$2,165

Amortization expense related to intangible assets for the years ended December 31, 2013 and 2012 was $0.6 million and $0.6 million, respectively. Amortization expense related to intangible assets for the nine months ended September 30, 2014 and 2013 (unaudited) was $0.4 million and $0.4 million, respectively.

As of December 31, 2013, remaining amortization expense on intangible assets is expected to be as follows:

Year ending December 31,
2014	590
2015	590
2016	394

Total estimated future amortization expense	1,574

9. Commitments and contingencies

Revenue guarantees

UPMC Reseller Agreement.    The Company and UPMC are parties to a Reseller, Services and Non-Competition Agreement, dated August 31, 2011 (the “Original UPMC Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “UPMC Reseller Agreement”). Under the terms of the UPMC Reseller Agreement, UPMC has appointed the Company as a non-exclusive reseller of certain services, subject to certain conditions and limitations specified in the UPMC Reseller Agreement. If the Company fails to generate minimum revenue for UPMC as a result of the provision of services during the four year period ending August 31, 2015, then UPMC shall be entitled to receive, for no consideration, up to 250,000 Common Units, based on a formula set forth in the UPMC Reseller Agreement. In consideration for the Company’s obligations under the UPMC Reseller Agreement and subject to certain conditions described therein, UPMC has agreed not to sell certain products and services directly to the Company’s customers and top prospects.

The Advisory Board Company Reseller Agreement.    The Company and The Advisory Board are parties to a Services, Reseller, and Non-Competition Agreement, dated August 31, 2011 (the “Original Advisory Board Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “Advisory Board Company Reseller Agreement”). Under the terms of the Advisory Board Company Reseller Agreement, The Advisory Board shall provide certain services to the Company on an as-requested basis. The Company met its obligation to purchase $0.2 million during the first year of the agreement. In addition, The

Evolent Health LLC

Notes to financial statements

Advisory Board has a right of first offer to provide certain specified services during the term of the Agreement. Lastly, under the Advisory Board Company Reseller Agreement, the Company and The Advisory Board agreed to forego the establishment of a Value-Based Care Innovation Center (the “Center”), which had been contemplated by the Original Advisory Board Reseller Agreement and pursuant to which the Company would pay The Advisory Board for the provision of services during the first two years of the Center’s operation. In lieu of the establishment of the Center, the Company agreed to purchase and did purchase an additional $1.0 million of other services from The Advisory Board prior to August 31, 2014. As of September 30, 2014, the Company has met this commitment.

Lease commitments

The Company has an executed lease agreement for its office location in Arlington, Virginia as of September 30, 2014. The lease began on December 10, 2012. Rent expense was $1.7 million, $1.5 million and $0.3 million for the nine months ended September 30, 2014 (unaudited), the year ended December 31, 2013 and the year ended December 31, 2012, respectively. In connection with the lease commencing December 10, 2012, the Company is required to maintain a $2.0 million letter of credit that declines annually throughout the term of the lease as a guarantee of scheduled rent payments under the lease.

On March 1, 2013, the Company amended the Arlington lease to include an additional floor, adding an additional 29,120 square feet. In conjunction with the amendment commencing March 1, 2013, the Company was required to add an additional $1.7 million security deposit for the additional space.

On April 1, 2014 the Company amended the Arlington lease to include an additional floor adding 27,813 rentable square feet of space (unaudited).

At December 31, 2013 future minimum lease payments under operating leases were as follows:

Operating leases

Year ending December 31,
2014	2,269
2015	2,331
2016	2,396
2017	2,461
2018	2,529
Thereafter	—

$11,986

Evolent Health LLC

Notes to financial statements

At September 30, 2014 (unaudited) future minimum lease payments under operating leases were as follows:

Operating leases

Year ending December 31,
2014	552
2015	2,866
2016	3,254
2017	3,335
2018	3,418
Thereafter	7,095

$20,520

Indemnifications

The Company’s managed service agreements generally include a provision by which the Company agrees to defend its customers against third party claims (a) for death, bodily injury, or damage to personal property caused by Company negligence or willful misconduct, (b) by former or current Company employees arising from such managed service agreements, (c) for intellectual property infringement under specified conditions, and (d) for Company violation of applicable laws, and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such warranties and indemnities and has not accrued any liabilities related to such obligations in the accompanying financial statements.

Registration rights agreement

The Company entered into a Master Investors’ Rights Agreement with its preferred shareholders. Pursuant to this agreement, the Company has granted the preferred shareholders certain registration rights which obligate the Company to file registration statements in the future with respect to the registration of the common shares underlying the preferred units.

10. Equity incentive plan

The 2011 Equity Incentive Plan (“Plan”) permits the issuance of stock-based compensation to the Company’s employees in the form of awards in Holdings’ common stock. Equity awards generally vest over a four year period. Stock awards generally expire ten years from the date of grant. Prior to the Reorganization, stock-based compensation followed an employee model as the awards were granted in the stock of the Company to employees of the Company. Subsequent to the Reorganization, the stock-based compensation awards are granted in the stock of the Company’s equity method investor, Evolent Holdings, to employees of Evolent LLC. As such, Evolent LLC is required to utilize a non-employee model for recognizing stock-based compensation, which results in a different measurement date for the fair value of the awards. The awards are initially measured based on the fair value of the common stock on the grant date, and are remeasured at fair value at each reporting date until the awards vest.

Evolent Health LLC

Notes to financial statements

Under the Company’s Amended and Restated Operating Agreement, the Company is required to issue an identical amount of common units to Holdings in exchange for its underlying stock. As a result, the Company records a capital contribution from Holdings each time a stock award is granted.

The Plan was amended on September 23, 2013 to increase the number of shares authorized to 2,285,317 shares of Holdings Common Stock. As of September 30, 2014 (unaudited), 901,600 Stock Options and 946,229 shares of Restricted Stock of Holdings have been issued under the Plan.

Stock option activity

A summary of stock option activity for the nine months ended September 30, 2014 (unaudited) is summarized in the following table:

	Options outstanding	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate intrinsic value(1)
Balance at December 31, 2013	—	$—		$—
Granted (Unaudited)	901,600	15.36		—
Exercised (Unaudited)	—	—		—
Forfeited (Unaudited)	—	—		—

Balance at September 30, 2014 (Unaudited)	901,600		9.54	—

Vested and expected to vest after
September 30, 2014 (Unaudited)	856,520		9.54	$—
Exercisable at September 30, 2014 (Unaudited)	—			—

(1)	Aggregate intrinsic value represents the difference between the fair value of the underlying common stock and the exercise price of outstanding, in-the-money stock options.

The Company applied the following weighted-average assumptions to estimate the fair value of employee stock options using the Black-Scholes option pricing model for options granted in 2014:

Nine-months ended September 30, 2014 (unaudited)
Expected volatility	35%
Expected term (in years)	6.25
Dividend yield	0%
Risk-free interest rate	2%

As of September 30, 2014 (unaudited), the weighted average fair value of stock options granted during the year was $5.00 per share. Stock-based compensation during the nine months ended September 30, 2014 (unaudited) was $0.7 million (restated) from stock options. There were no options issued prior to 2014.

The total fair value of stock options granted as of September 30, 2014 (unaudited) was $4.5 million (restated).

Evolent Health LLC

Notes to financial statements

As of September 30, 2014 (unaudited), there was $3.6 million (restated) of unrecognized stock-based compensation expense, net of estimated forfeitures, related to unvested stock options granted to employees based on the current fair value of the underlying stock as of that date. The unrecognized stock-based compensation expense is expected to be recognized as stock-based compensation over a weighted-average period of 3.23 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, compensation related to these options will be different from expectations.

Restricted stock activity

As of September 30, 2014 (unaudited) and December 31, 2013, the Company had issued 946,229 and 956,506 Common Units, respectively, to Holdings, in connection with the issuance by Holdings of shares of its Common Stock to employees of the Company. These shares were issued in the form of restricted stock awards under the Evolent, Inc. 2011 Equity Incentive Plan, which was assumed by Holdings as part of the Reorganization. The awards, which are subject to time-based vesting over a 4-year period, were issued to the respective employees for no consideration. The aggregate value of the units issued to Holdings in connection with each restricted stock award is recognized as compensation expense over the vesting period. Prior to the Reorganization, these were accounted for as employee awards, and subsequent to the Reorganization these awards are accounted for as non-employee awards requiring remeasurement to fair value until the awards vest.

A summary of restricted stock is summarized in the following table:

	Number of shares	Weighted average grant date value
Balance at December 31, 2011	380,564	$0.50
Granted	585,714	0.50
Vested	(90,766)	0.50
Forfeited	(23,441)	0.50

Balance at December 31, 2012	852,071	$0.50

Granted	15,525	4.29
Vested	(296,991)	0.50
Forfeited	(1,856)	0.50

Balance at December 31, 2013	568,749	$0.60

Granted (Unaudited)	—	—
Vested (Unaudited)	(178,063)	0.58
Forfeited (Unaudited)	(10,277)	0.50

Balance at September 30, 2014 (Unaudited)	380,409	$0.62

Stock-based compensation during the year ended December 31, 2013 and 2012 was $1.2 million and $0.1 million, respectively. As of December 31, 2013, there was $1.7 million of unrecognized stock-based compensation expense related to unvested restricted stock grants based on the current fair value of the underlying stock as of that date. The unrecognized stock-based compensation is expected to be recognized as stock-based compensation expense over a weighted-average period of 2.27 years.

Evolent Health LLC

Notes to financial statements

Stock-based compensation during the nine months ended September 30, 2014 (unaudited) and 2013 (unaudited) was $4.0 million (restated) and $1.1 million, respectively, related to restricted stock. As of September 30, 2014 (unaudited), there was $3.1 million (restated) of unrecognized stock-based compensation expense related to unvested restricted stock grants based on the current fair value of the underlying stock as of that date. The unrecognized stock-based compensation expense is expected to be recognized as stock-based compensation expense over a weighted-average period of 1.47 years.

Stock-based compensation expense

Stock-based compensation expense is included in the statements of operations and comprehensive loss within the following line items:

	Nine months ended September 30,		Year-ended December 31,
	2014	2013	2013	2012
	(Restated)
	(Unaudited)
Cost of revenue	$366	$84	$92	$14
Selling, general and administrative expenses	4,356	1,052	1,143	73

Total	$4,722	$1,136	$1,235	$87

11. Income taxes

After the reorganization, the Company is not a taxable entity as it converted from a corporation to a partnership. As a result of the reorganization, the Company ceased recognizing all of its federal and state deferred tax assets and liabilities as of September 23, 2013.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Evolent Health LLC

Notes to financial statements

Significant components of the Company’s deferred tax assets and liabilities for the year ended December 31, 2012 are as follows:

As of December 31, 2012

Deferred Tax Assets
Start-up / organizational costs	$454
Accrued bonus	864
Net operating loss carryforwards	7,706
Other	2

Total Deferred Tax Assets	$9,026

Deferred Tax Liabilities
Stock compensation	$(147)
Intangible assets	(848)
Fixed assets	(763)
Other	(32)

Total Deferred Tax Liabilities	$(1,790)

Valuation allowance	$(7,236)

Net Deferred Tax Balances	$—

In 2012, the net deferred tax assets had been reduced by a valuation allowance of $7.2 million since management determined that it was more likely than not that these benefits will not be realized.

For financial reporting purposes, loss before income tax is derived from domestic sources. The current provision and deferred benefit for taxes on income for the period ending December 31, 2013 was less than $0.1 million, and pertains entirely to the period during 2013 for which the Company is classified and treated as a corporation. No income tax expense or benefit has been recorded within these financial statements for the period during 2013 for which the Company is classified and treated as a partnership.

The current provision and deferred benefit for taxes on income for the period ending December 31, 2012 were $0.0 million and $0.3 million, respectively. The Company was classified and treated as a corporation, subject to entity level tax, during 2012 and through the date of Reorganization in 2013.

Evolent Health LLC

Notes to financial statements

The effective tax rate for the year ending December 31, 2013 and December 31, 2012 is 0% and 1.8%, respectively. In both years the effective tax rate varies from the U.S. statutory rate due to the impact of the valuation allowance. The effective tax rate varies from the U.S. Federal Statutory tax rate principally due to the following as of December 31, 2012:

2012
U.S. statutory tax rate	35.0%
U.S. state income taxes, net of U.S. federal tax benefit	4.0%
Change in valuation allowance	(36.8)%
Other, net	(0.4)%

Effective rate	1.8%

The Company is not currently subject to income tax audits in any U.S. or state jurisdictions for any tax year.

12. 401(k) defined contribution plan

The Company maintains a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. The Company made matching contributions to the plan totaling $1.1 million and $0.2 million for the years ended December 31, 2013 and 2012, respectively. The Company made matching contributions to the plan totaling $1.6 million and $0.6 million for the nine months ended September 30, 2014 and 2013 (unaudited), respectively.

13. Related parties

The Company works closely with both of its founding shareholders, The Advisory Board and UPMC. The relationship with The Advisory Board is centered on educating health system CEOs on innovations in the healthcare space. In return, the Company makes valuable connections with CEOs of health systems that could then become clients. The Company’s relationship with UPMC is a more traditional subcontractor one where UPMC has agreed to execute certain tasks necessary to deliver on the Company’s client commitments.

At December 31, 2013, the Company had no accounts receivable from The Advisory Board and UPMC. The Company had accounts payable and accrued expenses of $1.0 million to UPMC at December 31, 2013 and no accounts payable to The Advisory Board. Total expenses attributable to The Advisory Board and UPMC for the year ended December 31, 2013 amounted to $0.8 million and $1.9 million, respectively.

At December 31, 2012, the Company had no accounts receivable from The Advisory Board and accounts receivable of $0.2 million from UPMC. In addition, the Company had accounts payable and accrued expenses of $0.1 million and $0.6 million to The Advisory Board and UPMC, respectively, at December 31, 2012. Total expenses attributable to The Advisory Board and UPMC for the year-ended December 31, 2012 amounted to $0.4 million and $0.6 million, respectively.

At September 30, 2014 (unaudited), the Company had no accounts receivable from UPMC and no accounts receivable from The Advisory Board. The Company had accounts payable and accrued expenses of $5.0 million to UPMC and no accounts payable to The Advisory Board at September 30, 2014 (unaudited). Total expenses attributable to The Advisory Board and UPMC for the nine-months ended September 30, 2014 (unaudited), amounted to $0.2 million and $10.6 million, respectively.

Evolent Health LLC

Notes to financial statements

Total expenses attributable to The Advisory Board and UPMC for the nine-months ended September 30, 2013 (unaudited), amounted to $0.7 million and $0.9 million, respectively.

During 2012, the Company sold preferred Series A shares to certain clients for strategic purposes while concurrently entering into revenue contracts with those customers. The Company concluded the $4.5 million in gross proceeds collected for those shares represented fair value of the shares at the time of sale. During 2012, the Company recognized $6.1 million of revenue and had an accounts receivable balance at December 31, 2012 of $1.5 million related to these entities.

During 2013, the Company recognized $17.2 million of revenue and had an accounts receivable balance at December 31, 2013 of $1.5 million related to these entities. For the nine-months ended September 30, 2013 (unaudited), the Company recognized $13.2 million of revenue related to these entities. For the nine-months ended September 30, 2014 (unaudited), the Company recognized $17.1 million of revenue and had an accounts receivable balance at September 30, 2014 (unaudited) of $3.9 million related to these entities.

In January 2014, Holdings issued shares of Series B-1 Preferred Stock to a client for strategic purposes while the Company concurrently entered into a revenue contract with this customer. The Company issued an identical number of membership units to Holdings and recorded the proceeds in the form of a capital contribution. Based on a contemporaneous valuation, the Company concluded that the $1.0 million in gross proceeds was consistent with fair value. For the nine-months ended September 30, 2014 (unaudited), the Company recognized $10.7 million of revenue and had an accounts receivable balance at September 30, 2014 (unaudited) of $1.2 million related to this customer.

In July 2014, Holdings repurchased 75,000 shares of Series A Preferred Stock from a customer while the Company concurrently negotiated terms of a revenue arrangement. The Company repurchased an identical number of membership units for the same value from Holdings. Based on a contemporaneous valuation, the Company concluded that the repurchase was consistent with fair value. Additionally, Holdings issued 25,000 shares of Series B-1 Preferred Stock to the same customer of the Company for zero consideration while the Company concurrently negotiated terms of a revenue arrangement. The Company issued an identical number of membership units to Holdings. As this occurred concurrently with the revenue negotiation, this was determined to represent an inducement related to the revenue contract, and the fair value of the shares issued will be recorded as a reduction to revenue over the term of the revenue agreement. At September 30, 2014 (unaudited), the Company recorded a current asset of $0.1 million and a non-current asset of $0.5 million related to this inducement. For the nine months ended September 30, 2014 (unaudited), the Company recognized $11.7 million of revenue and had an accounts receivable balance at September 30, 2014 (unaudited) of $3.0 million related to this customer.

14. Subsequent events

The Company completed its subsequent events assessment through April 3, 2014. No material subsequent events were identified.

15. Subsequent events (unaudited)

The Company completed its subsequent events assessment through December 23, 2014. No material subsequent events were identified.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Evolent Health Holdings, Inc.,

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive income (loss), of changes in equity and redeemable preferred stock and of cash flows present fairly, in all material respects, the financial position of Evolent Health Holdings, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the financial statements reflect the consolidated results of the Company and its subsidiary through September 23, 2013, and reflect the results of the subsidiary as an equity method investment subsequent to that date due to the deconsolidation described in Note 1 to the financial statements.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

April 3, 2014, except for the operating segments discussed in Note 2, the earnings per share information included in the statement of operations and comprehensive income (loss) and in Note 15, and the revision discussed in Note 2, as to which the date is December 23, 2014

Evolent Health Holdings, Inc.

Balance sheets

(in thousands, except share and per share amounts)

	September 30,	December 31,
	2014	2013	2012
	(Restated) (Unaudited)

Assets
Current Assets
Cash	$—	$—	$5,252
Accounts receivable	—	—	2,141
Prepaid expenses and other current assets	—	—	445

Total Current Assets	$—	$—	$7,838
Equity method investment	41,487	50,940	—
Restricted investments	—	—	2,400
Property, plant and equipment, net	—	—	3,838
Intangible assets, net	—	—	2,165
Other long term assets	—	—	63

Total Assets	$41,487	$50,940	$16,304

Liabilities
Current Liabilities
Accounts payable	—	—	2,203
Accrued liabilities	—	—	4,080
Deferred revenue	—	—	4,618
Other current liabilities	—	—	86

Total Current Liabilities	$—	$—	$10,987
Other long term liabilities	—	—	116

Total Liabilities	$—	$—	$11,103

Commitments and contingencies (note 10)

Redeemable Preferred Stock
Series A redeemable preferred stock	12,847	12,847	—

1,975,000 shares authorized and issued as of September 30, 2014 (unaudited) and December 31, 2013; liquidation value of $24,620 and $23,438 as of September 30, 2014 (unaudited) and December 31, 2013; no shares authorized and issued as of December 31, 2012

Series B redeemable preferred stock	24,833	24,833	—

1,616,844 shares authorized and issued as of September 30, 2014 (unaudited) and December 31, 2013; liquidation value of $26,858 and $25,372 as of September 30, 2014 (unaudited) and December 31, 2013; no shares authorized and issued as of December 31, 2012

Series B-1 redeemable preferred stock	1,593	—	—

488,281 shares authorized and 90,105 shares issued as of September 30, 2014 (unaudited); liquidation value of $1,664 as of September 30, 2014 (unaudited); no shares authorized and issued as of December 31, 2013 and 2012

Total Redeemable Preferred Stock	$39,273	$37,680	$—

Equity
Series A preferred stock	2	2	4

$.001 par value, 1,925,000 authorized and 1,850,000 issued as of September 30, 2014 (unaudited) and 1,925,000 authorized and issued as of December 31, 2013; 4,500,000 shares authorized and 3,950,000 shares issued as of December 31, 2012; liquidation value of $22,824 $22,552, and $43,387 as of September 30, 2014 (unaudited), December 31, 2013 and December 31, 2012, respectively

Class A common stock	1	—	—

$.001 par value, 8,453,202, 13,319,005, and 13,500,000 shares authorized as of September 30, 2014 (unaudited), December 31, 2013 and December 31, 2012; 1,011,290, 956,506 and 942,837 shares issued as of September 30, 2014 (unaudited), December 31, 2013 and December 31, 2012, respectively

Additional paid-in-capital	17,319	13,818	25,780
Accumulated deficit	(15,108)	(560)	(20,583)

Total Equity	$2,214	$13,260	$5,201

Total Liabilities, Redeemable Preferred Stock and Equity	$41,487	$50,940	$16,304

The accompanying notes are an integral part of these financial statements.

Evolent Health Holdings, Inc.

Statements of operations and comprehensive income (loss)

(in thousands, except per share amounts)

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)
	(Unaudited)

Revenue
Transformation[1]	$—	$22,130	$22,130	$7,290
Platform and operations[1]	—	3,541	3,541	1,056

Total Revenue	—	25,671	25,671	8,346

Cost of revenue (exclusive of depreciation and amortization presented separately below)[1]	—	30,018	30,018	11,274
Selling, general and administrative expenses[1]	—	15,600	15,600	15,977
Depreciation and amortization expenses	—	1,208	1,208	714

Total Operating Expenses	—	46,826	46,826	27,965

Operating Loss	—	(21,155)	(21,155)	(19,619)

Interest expense (income), net	—	820	820	(18)
Other income	—	(1)	(1)	(1)
Gain on deconsolidation	—	46,246	46,246	—
Loss from equity investees	(14,548)	(1,004)	(4,241)	—

(Loss) / income before income tax	(14,548)	23,268	20,031	(19,600)
Income tax (benefit) / expense	—	8	8	(337)

Net (Loss) Income and Comprehensive (Loss) Income	$(14,548)	$23,260	$20,023	$(19,263)

Net (Loss) Income Available for Common Stockholders

Basic	$(19,143)	$2,224	$2,418	$(22,214)

Diluted	$(19,143)	$23,260	$2,957	$(22,214)

Net (Loss) Income Per Share Available for Common Stockholders

Basic	$(35.06)	$11.18	$10.03	$(1,306.71)

Diluted	$(35.06)	$5.56	$3.96	$(1,306.71)

Weighted average common shares outstanding
Basic	546	199	241	17
Diluted	546	4,180	747	17

[1] Amounts related to affiliates included in the lines above are as follows (note 14):
Transformation	$—	$9,078	$9,078	$5,041
Platform and operations	—	3,542	3,542	1,056
Cost of revenue (exclusive of depreciation and amortization presented separately above)	—	910	910	649
Selling, general and administrative expenses	—	686	686	421

The accompanying notes are an integral part of these financial statements.

Evolent Health Holdings, Inc.

Statements of cash flows

(in thousands)

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)
	(Unaudited)

Operating Activities
Net (Loss) Income	$(14,548)	$23,260	$20,023	$(19,263)

Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	—	1,208	1,208	714
Non-cash interest expense	—	827	827	—
Stock-based compensation expense	—	91	91	87
Deferred income taxes	—	—	—	(340)
Loss from equity method investees	14,548	1,004	4,241	—
Gain on deconsolidation	—	(46,246)	(46,246)	—

Changes in operating assets and liabilities:
Accounts receivable	—	(8,670)	(8,670)	(1,792)
Prepaid expenses and other current assets	—	(2,162)	(2,162)	(240)
Accounts payable	—	(843)	(843)	385
Accrued liabilities	—	5,337	5,337	3,179
Deferred revenue	—	8,677	8,677	4,418
Deferred rent and other current liabilities	—	3,888	3,888	85

Net cash used in operating activities	$—	$(13,629)	$(13,629)	$(12,767)

Investing Activities
Purchases of investments	—	—	—	(3,850)
Sales of investments	—	—	—	2,400
Purchase of property and equipment	—	(10,438)	(10,438)	(2,329)
Transfer of cash upon deconsolidation	—	(15,521)	(15,521)	—
Change in restricted cash	—	50	50	—

Net cash used in investing activities	$—	$(25,909)	$(25,909)	$(3,779)

Financing Activities
Proceeds from issuance of Series A Preferred Stock	—	—	—	4,500
Proceeds from issuance of Series B Preferred Stock	—	11,386	11,386	—
Repurchase of Series A Preferred Stock	—	(100)	(100)	—
Proceeds from issuance of Convertible notes	—	23,000	23,000	—

Net cash provided by financing activities	$—	$34,286	$34,286	$4,500

Net change in cash	—	(5,252)	(5,252)	(12,046)
Cash at beginning of period		5,252	5,252	17,298

Cash at end of period	$—	$—	$—	$5,252

Supplemental disclosure of non-cash investing and financing activities
Accrued property and equipment	—	—	—	1,574
Non-cash settlement of accounts receivable through reacquisition of Series A Preferred Stock	—	219	219	—
Conversion of convertible notes to equity	—	12,978	12,978	—
Conversion of convertible notes accrued interest to equity	—	469	469	—
Non-cash repurchase of Series A Preferred Stock	1,500	—	—	—
Non-cash issuance of Series B-1 Preferred Stock	1,593	—	—	—
Non-cash issuance of Class A Common Stock	279	—	—	—
Non-cash contribution of common stock to Evolent LLC	4,722	1,136	1,235	—

The accompanying notes are an integral part of these financial statements.

Evolent Health Holdings, Inc.

Statements of changes in equity and redeemable preferred stock

(in thousands, except per share amounts)

	Series A redeemable preferred stock		Series B redeemable preferred stock		Series B-1 redeemable preferred stock		Total redeemable preferred stock	Series A preferred stock		Class A common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total equity
	Share	Amount	Share	Amount	Shares	Amount		Share	Amount	Shares	Amount
Balance on December 31, 2011	—	$—	—	$—	—	$—	$—	3,500	4	381	$—	$21,193	$(1,320)	$19,877

Issuance of preferred stock, net of expenses								450				4,500		4,500
Issuance of restricted stock										562	—	—		—
Stock-based compensation expense												87		87
Net loss													(19,263)	(19,263)

Balance on December 31, 2012	—	$—	—	$—	—	$—	$—	3,950	4	943	$—	$25,780	$(20,583)	$5,201

Repurchase of preferred stock								(50)				(319)		(319)
Issuance of restricted stock										13	—			—
Stock-based compensation expense												91		91
Non-cash issuance of common stock to Evolent LLC												1,111		1,111
Issuance of Series B Preferred Stock			1,617	24,833			24,833							—
Net income													20,023	20,023
Reclassification to redeemable stock	1,975	12,847					12,847	(1,975)	(2)			(12,845)		(12,847)

Balance on December 31, 2013	1,975	$12,847	1,617	$24,833	—	$—	$37,680	1,925	2	956	$—	$13,818	$(560)	$13,260

Issuance of common stock (unaudited)										65	—	279		279
Non-cash issuance of common stock to Evolent LLC (unaudited) (restated)												4,722	—	4,722
Repurchase of Series A Preferred Stock (unaudited)								(75)				(1,500)		(1,500)
Issuance of Series B-1 Preferred Stock (unaudited)					90	1,593	1,593							—
Forfeiture of restricted stock (unaudited)										(10)	1	—		1
Net loss (unaudited)												—	(14,548)	(14,548)

Balance on September 30, 2014 (restated) (unaudited)	1,975	$12,847	1,617	$24,833	90	$1,593	$39,273	1,850	$2	1,011	$1	$17,319	$(15,108)	$2,214

The accompanying notes are an integral part of these financial statements.

Evolent Health Holdings, Inc.

Notes to financial statements

1. Organization

Evolent Health Holdings, Inc. (“Holdings” or the “Company”) is a holding company that owns an equity interest in Evolent Health LLC (“Evolent LLC”), which is a managed services firm that supports integrated health systems in their migration toward value-based care and population health management. Evolent LLC’s services include providing clients with a robust population management platform, integrated data and analytics capabilities, pharmacy benefit management services and comprehensive health plan administration services. Together these services enable health systems to manage patient health in a more cost-effective manner without sacrificing quality. Evolent LLC’s contracts are structured as a combination of advisory fees, monthly member service fees and gain-sharing incentives. The Company’s headquarters is located in Arlington, VA.

The Company was originally organized as a corporation in August 2011 (“Legacy Evolent”) and was capitalized through contributions of cash and intangible assets in exchange for preferred stock. At the time of the formation, the founding investors, The Advisory Board Company (“The Advisory Board”) and UPMC (University of Pittsburgh Medical Center), each contributed $10 million in cash to Legacy Evolent. In addition, UPMC contributed a $3 million software license for use and resale by Legacy Evolent for use and resale as part of its service offerings. Each party also contributed various other items, such as a business plan, and entered into various agreements with Legacy Evolent, such as reseller agreements. All of these other contributions were determined to have no material value at the date of contribution and the agreements reflected terms consistent with a marketplace participant.

Reorganization

On September 23, 2013, Legacy Evolent undertook a reorganization (the “Reorganization”) in connection with a new round of equity financing (the “Series B Issuance”). Legacy Evolent’s Reorganization included the creation of Holdings and the conversion of Legacy Evolent into Evolent LLC, a limited liability company that is treated as a partnership for tax purposes. Each outstanding share of Legacy Evolent’s stock was contributed to Holdings in exchange for a like number and class of membership units in Evolent LLC. Additionally, Legacy Evolent convertible notes of $13.5 million held by certain existing shareholders were transferred to Holdings. The existing shareholders of Legacy Evolent received shares of stock in Holdings in exchange for their interest in Legacy Evolent in a like number and class of shares previously held in Legacy Evolent. This Reorganization represented a transaction among entities with a high degree of common ownership as both prior to and subsequent to the Reorganization, the shareholders of Holdings held the exact same economic and voting interests in Holdings and ultimately Evolent LLC that they previously held in Legacy Evolent. Therefore, as a result of the Reorganization, the financial statements of Holdings reflect the historical accounting of Legacy Evolent through the date of the Series B Issuance on September 23, 2013.

The Series B Issuance consisted of Holdings selling 1,616,844 Series B Preferred Shares to UPMC for cash of $11.4 million and conversion of its convertible notes and accrued interest of $13.5 million. Holdings contributed the proceeds of this sale to Evolent LLC in exchange for Series B Preferred Units in Evolent LLC. In addition, Evolent LLC directly sold 4,894,016 newly issued Series B Preferred Units to new and existing shareholders for cash proceeds of $64.8 million and conversion of outstanding convertible notes and accrued interest of $10.4 million.

Evolent Health Holdings, Inc.

Notes to financial statements

Immediately following the Series B Issuance and Reorganization, Holdings owned 57% of the equity and voting interests in Evolent LLC; however, certain participating rights were granted to a new investor in Evolent LLC such that Holdings no longer controlled Evolent LLC. See note 4 for further details on these rights and preferences.

As a result of this loss of control, Holdings deconsolidated Evolent LLC and recognized a gain resulting from this deconsolidation in its statements of operations. Holdings exercises significant influence over Evolent LLC; therefore, Evolent LLC is reflected as an equity method investment subsequent to the Series B Issuance and a proportionate share of the income or loss of Evolent LLC’s operations is recognized in the statements of operations. Subsequent to the deconsolidation, the Company prospectively ceased recording the consolidated results of Evolent LLC and only recorded its share of the profits and losses of Evolent LLC based upon the Master Investor Rights’ Agreement executed by the Company, Evolent LLC and each of the shareholders.

Upon the Series B issuance, the net assets of $7.8 million of Evolent LLC were deconsolidated from Holdings, an equity method investment in Evolent LLC of $54.1 million was recorded, representing the fair value of Holdings’ retained ownership in LLC, and a gain upon deconsolidation of $46.3 million was recorded. The fair value of the equity method investment was determined using customary valuation methods. The underlying assumptions, such as volatility, time to liquidity event, and marketability were generally not observable in the marketplace, and, therefore, involved significant judgments. The gain is recorded within the line “Gain on deconsolidation” within the statement of operations. This was a non-taxable transaction which resulted in deferred tax liabilities of $16.6 million being recorded at the date of the Series B Issuance related to the book vs. tax basis differential of the equity method investment. The recording of these deferred tax liabilities resulted in the release of an equal amount of valuation allowance related to the Company’s deferred tax assets, resulting in no net impact to income tax expense.

Since its inception, the Company has incurred substantial losses from operations. Failure to generate sufficient revenue and income could have a material adverse effect on the Company’s ability to achieve its business objectives. The Company has financed its operations through the issuance of Preferred Stock.

2. Summary of significant accounting policies

Principles of consolidation and basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Through the date of the Reorganization, the Company recorded the results of Legacy Evolent on a consolidated basis. All intercompany transactions and balances have been eliminated in consolidation.

Subsequent to the Reorganization, the Company uses the equity method of accounting for its investments in affiliates in which the Company has the ability to significantly influence, but not control, the affiliates’ operations. In accordance with the equity method of accounting, the Company’s carrying amount of its investment is initially recorded at cost and is increased to reflect its proportionate share of the affiliate’s income and is reduced to reflect its proportionate share of the affiliate’s losses. The Company’s investment is also increased to reflect contributions to, and decreased to reflect distributions received from, the affiliate. Any excess of the amount of the Company’s investment over the amount of the underlying equity in each affiliate’s net assets is amortized over a period reflective of the affiliate’s depreciable and amortizable assets.

Evolent Health Holdings, Inc.

Notes to financial statements

Revision of Prior Period Amounts

In connection with the preparation of the interim financial statements for the nine months ended September 30, 2014, the Company determined that certain previously issued financial statements contained errors. Evolent Holdings grants stock-based compensation awards to employees of Evolent LLC. Historically, Evolent LLC accounted for these awards utilizing an employee-based compensation model; however, given that the awards were granted by an equity-method investor to Evolent LLC employees, Evolent LLC was required to utilize a non-employee model for recording stock-based compensation, which results in a different measurement date for the fair value of these awards. These errors at Evolent LLC caused errors in Evolent Holdings’ Loss from equity investees for the year ended December 31, 2013 and the nine months ended September 30, 2013. While the impact was not material to either of those periods, the correction of that error in 2014 would have been material to the 2014 financial statements; therefore, the Company has revised its financial statements for the year ended December 31, 2013 and the nine months ended September 30, 2013 to reflect the appropriate accounting for these awards and their impact on the Company’s Loss from equity investees. The correction of these errors resulted in an increase in the loss from equity investees and a reduction to net income. There was no impact on the statement of cash flows.

The financial statements contained herein reflect the revisions of the financial statements for the nine months ended September 30, 2013 and year ended December 31, 2013

	Nine months ended September 30, 2013
	(In thousands, except per share data)
	(Unaudited)
	As Previously Reported	Adjustments	As Adjusted
Income (loss) from equity investees	$40	$(1,044)	$(1,004)
Net Income (Loss) and Comprehensive Income (Loss)	$24,304	$(1,044)	$23,260
Net Income (Loss) Available for Common Stockholders
Basic	$3,268	$(1,044)	$2,224
Diluted	$24,304	$(1,044)	$23,260
Net Income (Loss) Per Share Available for Common Shareholders
Basic	$16.42	$(5.25)	$11.17
Diluted	$5.81	$(.25)	$5.56
Weighted average common shares outstanding
Basic	199	—	199
Diluted	4,180	—	4,180

Evolent Health Holdings, Inc.

Notes to financial statements

	Year Ended December 31, 2013
	(In thousands, except per share data)
	As Previously Reported	Adjustments	As Adjusted
Loss from equity Investees	$(3,130)	$(1,111)	$(4,241)
Net Income (Loss) and Comprehensive Income (Loss)	$21,134	$(1,111)	$20,023
Net Income (Loss) Available for Common Stockholders
Basic	$3,529	$(1,111)	$2,418
Diluted	$4,068	$(1,111)	$2,957
Net Income (Loss) Per Share Available for Common Shareholders
Basic	$14.64	$(4.61)	$10.03
Diluted	$5.45	$(1.49)	$3.96
Weighted average common shares outstanding
Basic	241	—	241
Diluted	747	—	747

The following tables present the effect of this correction on the Company’s balance sheet as of December 31, 2013:

	As of December 31, 2013
	(In thousands)
	As Previously Reported	Adjustments	As Adjusted
Additional paid-in-capital	$12,707	$1,111	$13,818
Retained earnings (accumulated deficit)	551	(1,111)	(560)
Total Equity	$13,260	$—	$13,260

Reclassifications

Certain reclassifications of prior period amounts have been made to conform to the current period presentation. During the third quarter of 2014, Evolent LLC updated its methodology for allocating certain costs of revenue to more closely align these costs to the nature of the services that the functional departments are providing. As a result, certain prior period costs have been reclassified from cost of revenue, to selling, general and administrative expenses, primarily based on the nature of the costs in the related functional areas. The reclassifications for the nine months ended September 30, 2013 (unaudited) were $3.3 million. The reclassifications for the twelve months ended December 31, 2013 and 2012 were $3.3 million and $1.0 million, respectively. These reclassifications had no effect on previously reported operating loss, net income (loss) or cash flows.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant items subject to such estimates prior to the deconsolidation of Evolent LLC include revenue recognition, the useful lives and recoverability of property and equipment, fair value of the Company’s stock, stock-based compensation and income taxes and subsequent to the deconsolidation of Evolent LLC include the other-than-temporary impairment of our equity method investment, fair value of the Company’s stock and income taxes. Actual results could differ significantly from these estimates.

Evolent Health Holdings, Inc.

Notes to financial statements

Unaudited interim financial statements

The accompanying interim balance sheet as of September 30, 2014, the statements of operations and comprehensive income (loss), and cash flows for the nine months ended September 30, 2014 and 2013, the statement of changes in stockholders’ equity and redeemable preferred stock for the nine months ended September 30, 2014 and related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the annual financial statements and, in the opinion of management, reflect all adjustments necessary to fairly state the Company’s financial position as of September 30, 2014 and its results of operations and cash flows for the nine months ended September 30, 2014 and 2013. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the full fiscal year or any future annual or other interim period.

Revenue recognition

Revenue from the Company’s services is recognized when there is persuasive evidence of an arrangement, delivery has taken place, revenue is fixed or determinable and collectability of the associated receivable is reasonably assured. Deferred revenue represents billings in the current period for services to be performed in a subsequent period or instances where revenue recognition criteria have not been met.

When the Company enters into arrangements with multiple deliverables, it applies the Financial Accounting Standard Board’s (“FASB”) guidance for revenue arrangements with multiple deliverables and evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (i) if the delivered item has value to the customer on a standalone basis, and (ii) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the unit of accounting based on each unit’s relative selling price.

The Company enters into different types of contracts with its partners depending on where the partner is on its transition towards value-based care. The contracts generally have multiple deliverables; however, typically there is only one unit of accounting because the deliverables do not have standalone value. To date, the only contracts requiring allocation to the units of accounting are blueprint contracts as further discussed below.

Transformation

The Company enters into two different types of contracts during the transformation phase: Blueprint contracts and implementation contracts. Blueprint contracts are fee-for-service, where the Company provides a strategic assessment for its partners in exchange for a fixed fee that is paid over the term of the engagement. The Company recognizes revenue associated with Blueprint contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. These contracts frequently contain credits for fees related to signing a future longer term agreement by a certain date. The credits are assessed to determine whether they reflect significant and incremental discounts compared to discounts in the original Blueprints. If discounts are significant and incremental, the Company allocates the discount between the Blueprint contract and future purchases. If the future credit expires unused, it is recognized as revenue at that time.

Evolent Health Holdings, Inc.

Notes to financial statements

Depending on the strategic assessment generated in a Blueprint, a partner may decide to move forward with a population health or health plan strategy. In these cases, the partner enters into an implementation contract in which the Company provides all services related to the launch of this strategy. These contracts primarily last twelve to fifteen months and are typically fixed fee in nature. The Company recognizes revenue associated with implementation contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. Billings associated with these contracts are typically scheduled in installments over the term of the agreement.

Platform and operations

After the transformation phase, the Company enters into multi-year service contracts with the Company’s partners where various population health, health plan operations and pharmacy benefit management services are provided on an ongoing basis to the members of the Company’s partners’ plans in exchange for a monthly service fee. Members are individuals that are covered by the respective member service contracts and typically include the partners’ employees and its customers. Revenue from these contracts is recognized in the month in which the services are delivered. In some cases, there is an “at risk” portion of the service fee that could be refunded to the partner if certain service levels are not attained. The Company monitors its compliance with service levels to determine whether a refund will be provided to the partner and records an estimate of these refunds. To date the Company’s history is limited for these contracts; therefore, the full potential refund is deferred until all obligations are met.

Cost of revenue and operating expenses

The Company’s cost of revenue includes the cost of products and services. These costs consist primarily of employees, contract and consulting services and their associated expenses, which are directly attributable to clinical and field operations and analysis. The Company incurred zero advertising expense for the twelve months ended December 31, 2013 and 2012 and the nine months ended September 30, 2014 (unaudited) and 2013 (unaudited).

Cash and restricted investments

The Company considers cash on hand, deposits in banks and money market funds with original maturities of ninety days or less to be cash and cash equivalents. The amounts presented in the balance sheets approximate the fair value of cash and cash equivalents. The Company’s balance sheet at September 30, 2014 (unaudited) does not include any cash, cash equivalents or restricted cash. The Company’s balance sheet at December 31, 2013 does not include any cash, cash equivalents or restricted investments; however, certain balances were recorded during the year. The Company’s restricted investment balance as of December 31, 2012 was $2.4 million.

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their respective fair value. The Company’s balance sheet at September 30, 2014 (unaudited) and December 31, 2012 do not include any financial instruments. The Company’s balance sheet at December 31, 2013 does not include any financial instruments; however, certain financial instruments were recorded during the year.

Evolent Health Holdings, Inc.

Notes to financial statements

The Company applies the FASB’s accounting standard for fair value measurements for its financial instruments measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis. The fair value hierarchy is based upon inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1—	Inputs at quoted prices in active markets for identical assets or liabilities.

Level 2—	Inputs at quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3—	Inputs which are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Assets measured at fair value on a nonrecurring basis

The Company measures certain assets, including equity method investments, at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be impaired or initially recorded. For the year ended December 31, 2012 and the nine months ended September 30, 2014 (unaudited), there were no fair value measurements of assets or liabilities measured at fair value on a nonrecurring basis subsequent to their initial recognition. Upon the deconsolidation of Evolent LLC on September 23, 2013, the equity method investment was recorded at fair value (see note 5 for details).

Concentration of credit risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and short term investments. All of the Company’s cash and cash equivalents and short term investments were held at financial institutions that management believes to be of high credit quality. While the Company maintained its cash and cash equivalents and short term investments with financial institutions with high credits ratings, it often maintains these deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses on cash and cash equivalents and short term investments to date. To manage accounts receivable risk the Company evaluated the credit worthiness of its customers. The Company’s balance sheet at September 30, 2014 (unaudited) does not include any cash and cash equivalents, accounts receivable or short term investments. The Company’s balance sheet at December 31, 2013 does not include any cash and cash equivalents, accounts receivable or short term investments; however, certain balances were recorded during the year.

Evolent Health Holdings, Inc.

Notes to financial statements

The following table summarizes those customers who represented at least 10% of revenue or accounts receivable for the periods presented:

	Account receivable			Revenue
	September 30	December 31		September 30		December 31
	2014	2013	2012	2014	2013	2013	2012
	(Unaudited)			(Unaudited)
Customer A	N/A	N/A	48%	N/A	13%	13%	41%
Customer B	N/A	N/A	21%	N/A	10%	10%	16%
Customer C	N/A	N/A	20%	N/A	34%	34%	20%
Customer D	N/A	N/A	*	N/A	13%	13%	*
Customer E	N/A	N/A	*	N/A	*	*	12%

*	Represents less than 10%

Accounts receivable and allowance for doubtful accounts

The Company’s balance sheet at September 30, 2014 (unaudited) does not include any accounts receivable. The Company’s balance sheet at December 31, 2013 does not include any accounts receivable; however, certain balances were recorded during the year. Trade accounts receivable were recorded at the invoiced amount and do not bear interest. The Company’s contracts typically include installment payments that do not necessarily correlate to the pattern of revenue recognition. Accounts receivable and the corresponding deferred revenue amounts were recorded when amounts were contractually billable under long-term member service agreements. In assessing the valuation of the allowance for doubtful accounts, management reviewed the collectability of accounts receivable in aggregate and on an individual account basis. Any accounts that were determined to be uncollectible were written off against the allowance. The allowance is adjusted periodically based on management’s determination of collectability. The Company has not recorded an allowance for doubtful accounts as of December 31, 2012 as all amounts due were deemed collectible.

Property and equipment

The Company’s balance sheet at September 30, 2014 (unaudited) does not include any property and equipment. The Company’s balance sheet at December 31, 2013 does not include any property and equipment; however, certain balances were recorded during the year. Property and equipment were stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs were charged to expense as incurred. When an item was sold or retired, the cost and related accumulated depreciation was eliminated, and the resulting gain or loss, if any, was credited or charged to income in the statements of operations.

Depreciation and amortization were calculated on a straight-line basis over the estimated useful life of the related assets. The estimated useful lives by asset classification are as follows:

Furniture and equipment	3 years
Computers	3 years
Software	3—5 years
Leasehold improvements	Shorter of useful life or remaining lease term

The Company periodically reviews the depreciation method, useful lives and estimated salvage value of its property and equipment and revises those estimates as necessary.

Evolent Health Holdings, Inc.

Notes to financial statements

Software development costs

The Company’s balance sheet at September 30, 2014 (unaudited) does not include any capitalized software development costs. The Company’s balance sheet at December 31, 2013 does not include any capitalized software development costs; however, certain balances were recorded during the year. The Company capitalized certain software development costs, consisting primarily of personnel and related expenses for employees and third parties who devoted time to their respective projects. Internal-use software costs were capitalized during the application development stage, which is when the research stage is complete and management had committed to a project to develop software that will be used for its intended purpose. Any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software were also capitalized. Capitalized software costs were included in property and equipment on the balance sheets. Amortization of internal-use software costs begins once the project is substantially complete and the software is ready for its intended purpose. These capitalized costs are amortized on a straight-line basis over their estimated useful life. Expenditure on the research and development phase of software was recognized as expense when it was incurred. General and administrative departmental costs, training, maintenance costs and customer support were also expensed when incurred.

Financial statement components

The following provides further details on the break-out of the Company’s accrued liabilities as of December 31, 2012 (amounts in thousands):

December 31 2012

Accrued salaries and benefits	$2,482
Other accrued liabilities	1,598

Total Accrued Liabilities	$4,080

Deferred revenue

The Company’s balance sheet at September 30, 2014 (unaudited) does not include any deferred revenue. The Company’s balance sheet at December 31, 2013 does not include any deferred revenue; however, certain balances were recorded during the year. Deferred revenue consisted of billings or payments received in advance of the revenue recognition criteria being met. Deferred revenue that would be recognized during the succeeding 12 month period is recorded as current deferred revenue and the remaining portion was recorded as non-current deferred revenue. The deferred revenue as of December 31, 2012 was $4.6 million. As of December 31, 2012, the Company had not recorded any non-current deferred revenue.

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets will not be realized.

Evolent Health Holdings, Inc.

Notes to financial statements

Identifiable intangible assets

The Company’s balance sheet at September 30, 2014 (unaudited) does not include any intangible assets. The Company’s balance sheet at December 31, 2013 does not include any intangible assets; however, certain balances were recorded during the year. The Company’s identified intangible assets are recorded at their estimated fair values at the acquisition date and are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used.

The estimated useful lives used in computing amortization are as follows:

Software	5 years

Impairment of long lived assets

Impairment of long lived assets

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company’s balance sheet does not include property and equipment or intangible assets at September 30, 2014 (unaudited). The Company’s balance sheet does not include property and equipment or intangible assets at December 31, 2013; however, impairment considerations were in place prior to the deconsolidation of Evolent LLC. If impairment indicators are present, recoverability of asset groups is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. There was no impairment of long-lived assets for the years ended December 31, 2013 and 2012 or the nine months ended September 30, 2014 and 2013 (unaudited).

Impairment of equity method investments

The Company considers potential impairment triggers for its equity method investment, and the equity method investment will be written down to fair value if there is evidence of a loss in value which is other than temporary. The Company may estimate the fair value of its equity method investments by considering recent investee equity transactions, discounted cash flow analyses, and recent operating results. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether other-than-temporary impairment has occurred. The estimation of fair value and whether other-than temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions. There was no such impairment for the years ended December 31, 2013 and 2012 or the nine months ended September 30, 2014 and 2013 (unaudited).

Leases

The Company does not hold any leases as of December 31, 2013. However, prior to the deconsolidation of Evolent LLC, the Company held leases and the related rent expense was recorded. The Company leased all of its office space and entered into various other operating lease agreements in conducting its business. At the inception of each lease, the Company evaluated the lease agreement to determine whether the lease was an operating or capital lease. Some of the Company’s operating lease agreements contained tenant improvement allowances, rent holidays or rent escalation clauses. When such items were included in a lease agreement, the

Evolent Health Holdings, Inc.

Notes to financial statements

Company recorded a deferred rent asset or liability on the balance sheet equal to the difference between the rent expense and future minimum lease payments due. The rent expense related to these items was recognized on a straight-line basis in the statements of operations over the terms of the leases.

Stock-based compensation

The employees of Evolent LLC are granted stock-based awards in the Company and Evolent LLC is contractually required to issue a similar amount and class of membership equity to Evolent Health Holdings, Inc., in accordance with Evolent LLC’s Second Amended and Restated Operating Agreement. Prior to the Reorganization, these stock awards were treated as employee stock awards at Evolent LLC as the employees were granted awards in the stock of their employer. Subsequent to the Reorganization, the Company is not required to record stock-based compensation as these individuals are not providing service to the Company.

Net income (loss) per share

Basic net income (loss) per share available for common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.

Diluted net income (loss) per share is calculated by giving effect to all potentially dilutive common stock when determining the weighted-average number of common shares outstanding. For purposes of the diluted net income (loss) per share calculation, options to purchase common stock, unvested restricted stock utilizing the treasury stock method, and redeemable convertible preferred stock are considered to be potential common stock.

The Company has issued securities other than common stock that participate in dividends (“participating securities”), and therefore utilizes the two-class method to calculate net income (loss) per share. These participating securities include redeemable convertible preferred stock. The two-class method requires a portion of net income to be allocated to the participating securities to determine the net income attributable to common stockholders. Net income attributable to the common stockholders is equal to the net income less dividends paid on preferred stock, assumed periodic cumulative preferred stock dividends, repurchase of preferred stock for an amount in excess of carrying value, and an allocation of any remaining earnings in accordance with the bylaws between the outstanding common and preferred stock as of the end of each period.

Operating segments

Operating segments are defined as components of a business that can earn revenue and incur expenses for which discrete financial information is available that is evaluated on a regular basis by the chief operating decision maker (“CODM”) to decide how to allocate resources and assess performance. The Company’s CODM, the Chief Executive Officer, allocates resources at a consolidated level and therefore the Company views its operations and manages its business as one operating segment. All of the Company’s revenue is generated in the United States and all assets are located in the United States.

Evolent Health Holdings, Inc.

Notes to financial statements

Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2018. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company does not currently have any revenue.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This ASU requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. It requires an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This ASU is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. Early application is permitted. The Company does not expect this ASU to have an impact on the Company’s financial statements or related disclosures. The Company does not have cash flow requirements or obligations that would cause a concern related to the Company’s ability to continue as a going concern.

3. Restatement of Previously Issued Financial Statements

In connection with the preparation of the interim financial statements for the nine months ended September 30, 2014, the Company determined that certain previously issued financial statements contained errors. Evolent Holdings grants stock-based compensation awards to employees of Evolent LLC. Historically, Evolent LLC accounted for these awards utilizing an employee-based compensation model; however, given that the awards were granted by an equity-method investor to Evolent LLC employees, Evolent LLC was required to utilize a non-employee model for recording stock-based compensation, which results in a different measurement date for the fair value of these awards. These errors at Evolent LLC caused errors in Evolent Holdings’ Loss from equity investees for the nine months ended September 30, 2014.

The Company evaluated the impact of this error and determined that the impact of this error on prior period financial statements was material. As a result, management and the Audit Committee of our Board of Directors concluded that the Company should restate the interim financial statements for the nine months ended September 30, 2014 to reflect the appropriate accounting for these awards and their impact on the Company’s Loss from equity investees. There was no impact on the statement of cash flows.

The interim financial statements contained herein reflect the restatement of the interim financial statements for the nine months ended September 30, 2014.

Evolent Health Holdings, Inc.

Notes to financial statements

The following tables present the effect of this correction on the Company’s interim statement of operations for the nine months ended September 30, 2014:

	Nine Months Ended September 30, 2014
	(In thousands, except per share data)
	(Unaudited)
	As Previously Reported	Adjustments	As Restated
Loss from equity investees	$(10,183)	$(4,365)	$(14,548)
Net Loss and Comprehensive Loss	$(10,183)	$(4,365)	$(14,548)
Net Loss Available for Common Stockholders
Basic	$(14,778)	$(4,365)	$(19,143)
Diluted	$(14,778)	$(4,365)	$(19,143)
Net Loss Per Share Available for Common Shareholders
Basic	$(27.07)	$(7.99)	$(35.06)
Diluted	$(27.07)	$(7.99)	$(35.06)
Weighted average common shares outstanding
Basic	546	–	546
Diluted	546	–	546

The following tables present the effect of this correction on the Company’s balance sheet as of September 30, 2014:

	As of September 30, 2014
	(In thousands)
	(Restated) (Unaudited)
	As Previously Reported	Adjustments	As Restated
Additional paid-in-capital	$11,843	$5,476	$17,319
Accumulated deficit	(9,832)	(5,476)	(15,108)
Total Equity	$2,214	$—	$2,214

4. Stockholders’ equity and redeemable preferred stock

The total number of shares of capital stock that the Company is authorized to issue at September 30, 2014 (unaudited) was 14,458,327 shares with a par value of $0.001 per share and consisting of two separate classes of capital stock divided and designated as follows: (i) 8,453,202 shares of Common Stock (the “Common Stock”); and (ii) 6,005,125 shares of Preferred Stock the (“Preferred Stock”).

The total number of shares of capital stock that the Company was authorized to issue at December 31, 2013 was 18,835,849 shares with a par value of $0.001 per share, and consisting of two separate classes of capital stock divided and designated as follows: (i) 13,319,005 shares of Common Stock (the “Common Stock”); and (ii) 5,516,844 shares of Preferred Stock (the “Preferred Stock”). As discussed in Right to Sell by Significant Security holders, certain Preferred Stock are redeemable by Significant Security holders, not to exceed the value of the Preferred Stock held by the Significant Security holder with the largest number of shares. Additionally, as discussed in Redemption of Series B-1 Preferred Stock, certain Preferred Stock is redeemable. These amounts have been reclassified into redeemable preferred stock.

Evolent Health Holdings, Inc.

Notes to financial statements

Common stock

As of September 30, 2014 (unaudited), 1,011,290 shares of Common Stock are issued and outstanding out of 8,453,202 authorized. As of December 31, 2013, 956,506 shares of Common Stock were issued and outstanding out of 13,319,005 authorized. As of December 31, 2012, 942,837 shares of Common Stock were issued and outstanding out of 13,500,000 authorized.

Preferred stock

The convertible preferred stock consists of Series A Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock. As of September 30, 2014 (unaudited), the total number of shares of Preferred Stock that the Company is authorized to issue is 3,900,000 shares of Series A Preferred Stock, 1,616,844 shares of Series B Preferred Stock and 488,281 shares of Series B-1 Preferred Stock. As of December 31, 2013, the total number of shares of Preferred Stock that the Company was authorized to issue is 3,900,000 shares of Series A Preferred Stock and 1,616,844 shares of Series B Preferred Stock. As of December 31, 2012, the total number of shares of Preferred Stock that the Company was authorized to issue was 4,500,000 shares of Series A Preferred Stock.

Series A Preferred Stock

Series A Preferred Stock consists of 3,825,000, 3,900,000 and 3,950,000 shares, issued and outstanding as of September 30, 2014 (unaudited) and December 31, 2013 and 2012, respectively.

In August 2013, prior to the Reorganization, Legacy Evolent repurchased 50,000 shares of Series A Preferred Stock from an Evolent LLC customer for a total of $0.3 million, consisting of $0.1 million in cash and the remainder was paid through the forgiveness and discharge by the Company of amounts due under a contract with the customer.

In July 2014, Evolent Holdings repurchased 75,000 shares of Series A Preferred Stock from an Evolent LLC customer for an aggregate purchase price of $1.5 million paid to Evolent LLC (unaudited). Evolent LLC then repurchased 75,000 shares of Series A Preferred Units from Holdings for the same value. The Company did not receive or issue cash as part of this series of transactions.

Series B Preferred Stock

In September 2013, Holdings entered into the Series B Preferred Security Purchase Agreement which authorized the issuance of 1,616,844 shares of Series B Preferred Stock, all of which are issued and outstanding at December 31, 2013 and September 30, 2014 (unaudited). The Series B Preferred Stock were issued in September 2013 in exchange for cash of $11.4 million and the conversion of $13.0 million of convertible notes issued by Legacy Evolent, plus accrued interest of $0.5 million. Pursuant to the Series B Preferred Security Purchase Agreement, Holdings used the gross proceeds to purchase 1,616,844 Series B Preferred Units of Evolent LLC.

Series B-1 Preferred Stock (unaudited)

In January 2014, Holdings issued 65,105 shares of Series B-1 Preferred Stock to a customer of Evolent LLC for aggregate proceeds of $1.0 million paid to Evolent LLC. Evolent LLC issued 65,105 Series B-1 Preferred Units to Holdings in exchange for these shares. The company did not receive or issue cash as part of this series of transactions.

Evolent Health Holdings, Inc.

Notes to financial statements

In July 2014, Holdings issued 25,000 shares of Series B-1 Preferred Stock for zero consideration to an Evolent LLC customer. Evolent LLC then issued 25,000 shares of Series B-1 Preferred Units to Holdings. The Company did not receive or issue cash as part of this series of transactions.

As of September 30, 2014 (unaudited), there are 90,105 shares of Series B-1 Preferred Stock outstanding.

Master investors’ rights agreement

In connection with the Reorganization, the Master Investors’ Rights Agreement was entered into on September 23, 2013, by Holdings, Evolent LLC and the shareholders and members of each of Holdings and Evolent LLC. The Master Investors’ Rights Agreement provides that Holdings’ Board of Directors shall initially consist of seven members, including two designees of UPMC, two designees of The Advisory Board, two designees of TPG Growth II LP (“TPG”) and the Chief Executive Officer. The Master Investors’ Rights Agreement grants to UPMC, The Advisory Board and TPG the right to purchase their respective pro rata portions of certain offers of new equity securities by Holdings, and establishes certain conditions and restrictions on the transferability of Holdings’ capital stock.

Preferred stock rights and preferences

In accordance with the Company’s certificate of incorporation, holders of Preferred Stock are entitled to the following rights and preferences:

Liquidation preference

In the event of any voluntary or involuntary liquidation or winding up of the Company (the “Liquidation Event”), distribution shall be made as follows:

First, to the holders of Series B Preferred Stock, pro rata in proportion to the number of Series B Preferred Shares held by such holders, until the holders of such Series B Preferred Stock receive in respect of each Series B Preferred Share held by them, the adjusted Series B liquidation preference Amount;

Second, to the holders of Series A Preferred Stock, pro rata in proportion to the number of Series A Preferred Shares held by such holders, until the holders of such Series A Preferred Shares receive in respect of each Series A Preferred Share held by them, the adjusted Series A liquidation preference amount;

Third, to the holders of Series B-1 Preferred Stock, pro rata in proportion to the number of Series B-1 Preferred Shares held by such holders, until the holders of such Series B-1 Preferred Shares receive in respect of each Series B-1 Preferred Share held by them, the adjusted Series B-1 liquidation preference amount;

Fourth, to the holders of Common Stock, pro rata in proportion to the number of Common Shares held by such holders.

At September 30, 2014 (unaudited), the aggregate liquidation preference in respect of the Series B, Series A and B-1 Preferred Stock are $26.9 million, $47.4 million and $1.7 million, respectively.

Voting rights

The holders of Preferred Stock vote together with holders of Common Stock, as a single class upon all matters submitted to a vote of members. Each Preferred Stock is entitled to the number of votes equal to the number of Common Stock into which the Preferred Stock is at the time convertible.

Evolent Health Holdings, Inc.

Notes to financial statements

Optional conversion

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable Common Stock as determined by dividing the original issue price of the Preferred Stock by the applicable conversion price (initially $10 per Unit for Series A and $15.36 per Unit for Series B and Series B-1). The conversion price is subject to certain adjustments in accordance with Section 2 of the Second Amended and Restated Operating Agreement; however, there have been no adjustments to date.

Mandatory conversion

Each share of Preferred Stock shall automatically convert into that number of Common Stock as is determined by dividing the original issue price of the Preferred Stock by the applicable conversion price, upon the occurrence of either the agreement of the holders of at least 75% of the then outstanding Preferred Stock voting together as a single class, or the closing of the sale of Holdings’ Common Stock (or a successor in interest to the LLC) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, in which the gross cash proceeds to Holdings (before deduction of underwriting discount, commissions and expenses of sale) are at least $75 million and the price per share paid by the public for Common Stock of Holdings is at least three times the Original Series B Issue Price.

Right to sell by significant security holders

If any time after September 23, 2018, but before September 23, 2020, any Significant Security holder (i.e., The Advisory Board, UPMC or TPG) wishes to pursue a sale of Evolent LLC, and neither of the other Significant Security holders (the “Remaining Significant Security holders”) wishes to pursue the sale process, then the selling Significant Security holder shall have the right to sell and the Remaining Significant Security holders may purchase (or cause the Company to purchase) the Units of the Selling Significant Security holder at the then fair value. This right applies to Series A and Series B Preferred Units. This provision provides that in certain circumstances two of the three Significant Security holders can cause Evolent LLC to repurchase the Selling Significant Security holder’s Units. Due to the contractual requirements between the Company and Evolent LLC, any changes in membership units at the Evolent LLC level are required to take place at the Evolent Health Holdings level, to the extent applicable. Accordingly, should a Significant Security holder at Evolent Health Holdings initiate a sale of its rights to membership units through this clause, Evolent Health Holdings would be required to repurchase the stock of that Significant Security holder and Evolent LLC would be required to repurchase the Company’s membership units. As such, these shares are classified as mezzanine equity on the balance sheets. However, as the maximum number of shares that the Company can be obligated to repurchase by the Remaining Significant Security holders is the number of shares held by the Significant Security holder that holds the largest interest, this is the amount that is presented in mezzanine equity.

Redemption of Series B-1 Preferred Stock (unaudited)

The Series B-1 Preferred Shares contain a purchaser-initiated redemption that states that under certain circumstances the purchaser may force the redemption of the Preferred Stock to the Company. As this event is not solely within the control of the Company, this Preferred Stock is presented in mezzanine equity.

Evolent Health Holdings, Inc.

Notes to financial statements

Dividends and distributions

The holders of Preferred Stock are entitled to receive a preferred return for each outstanding Preferred Stock payable in preference and priority to the payment of distributions on Common Stock. The preferred return accrues on a daily basis at a rate of 8% per annum from the original issuance date (and in the case of the Series A Preferred Stock, from the date of the original issuance of shares of Series A Preferred Stock by Legacy Evolent). All accrued but unpaid preferred returns are payable when, as and if declared by the Board or upon the occurrence of a Liquidation Event. As of September 30, 2014 (unaudited), holders of Preferred Stock in Holdings have an aggregate accrued and unpaid preferred return of Series A, Series B and Series B-1 of $9.2 million, $2.0 million and $0.1 million, respectively. As of December 31, 2013, holders of Preferred Stock in Holdings have aggregate accrued and unpaid Preferred Dividends for Series A and Series B of $7.0 million and $0.5 million, respectively.

5. Equity method investments

The Company deconsolidated Evolent LLC and recorded its retained 57% economic interest on September 23, 2013 as an equity method investment. As of September 30, 2014 (unaudited) and December 31, 2013, the carrying amount of our equity investment in Evolent LLC was $41.5 million and $50.9 million, respectively, reported in the balance sheet as “Equity Method Investment.” The Company recorded this equity investment at fair value on September 23, 2013 which was an amount in excess of its share of the book value of the net assets at Evolent LLC. Accordingly, the Company performed a purchase price allocation to assign the basis differential to various assets and liabilities on a fair value basis. The Company utilized customary valuation techniques to allocate this value, mainly to intangible assets, which required the use of subjective judgments such as projected future cash flows, discount rates, royalty rates, and useful lives. This basis differential is being amortized over the useful life of the underlying assets.

The allocation of profits and losses to the shareholders of Evolent LLC are based upon the Master Investor Rights’ Agreement executed by the preferred members of Evolent LLC. As part of recording our equity pick-up of the losses of Evolent LLC, the Company applies the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the members based upon the value that would accrue to each member at each period end based upon a theoretical liquidation at book value at that time.

During the period from September 23, 2013 through December 31, 2013, Holdings’ proportionate share of the losses of Evolent LLC was $4.2 million, which includes $0.7 million related to the amortization of the basis differential. During the nine months ended September 30, 2014 (unaudited), Holdings’ proportionate share of the losses of Evolent LLC was $14.5 million, which included $1.5 million related to the amortization of the basis differential. During the nine months ended September 30, 2013 (unaudited), Holdings’ proportionate share of the losses of Evolent LLC was $1.0 million, which included an immaterial amount related to the amortization of the basis differential.

Evolent Health Holdings, Inc.

Notes to financial statements

The following is a summary of the financial position of Evolent LLC as of September 30, 2014 (restated) (unaudited), December 31, 2013 and December 31, 2012 (in thousands):

	September 30,	December 31,
	2014	2013	2012
	(Restated)
	(Unaudited)
Current assets	$71,086	$80,292	$7,838
Non-current assets	26,979	21,683	8,466

Total Assets	$98,065	$101,975	$16,304

Liabilities and Members’ Equity
Current liabilities	$50,669	$29,322	$10,987
Non-current liabilities	3,639	3,358	116

Total Liabilities	$54,308	$32,680	$11,103

Redeemable preferred units	$24,154	$38,251	$—
Members’ equity	19,603	31,044	5,201

Total Liabilities, Redeemable Preferred
Units & Members’ Equity	$98,065	$101,975	$16,304

The following is a summary of the operating results of Evolent LLC for the nine months ended September 30, 2014 (restated) (unaudited) and September 30, 2013 (unaudited) and for the years ended December 31, 2013 and 2012 (in thousands) :

	Nine months ended September 30,		Year-ended December 31,
	2014	2013	2013	2012
	(Restated)
Total Revenue	$74,161	$27,604	$40,281	$8,346
Cost of revenue	52,193	31,111	46,327	11,274

Net Loss	$(30,593)	$(22,688)	$(32,814)	$(19,263)

6. Debt

During the period from January 2013 through September 2013, interim funding was provided to the Company from existing investors in the form of convertible term notes bearing interest at a rate of 8% per annum, with such interest accruing on a daily basis and compounded annually. The total outstanding principal amount of the interim funding provided was $23.0 million. Total interest expense and accrued interest associated with these convertible notes was $0.8 million. On the closing of the Series B Financing on September 23, 2013, $13.5 million of convertible notes and accrued interest was converted into shares of Series B Preferred Stock at Holdings on a dollar for dollar basis and $10.4 million of convertible notes and accrued interest was converted into Series B Preferred Units at Evolent LLC on a dollar for dollar basis. As of December 31, 2013 and September 30, 2014 (unaudited), there is no outstanding debt.

Evolent Health Holdings, Inc.

Notes to financial statements

7. Investments

As of December 31, 2013 and September 30, 2014 (unaudited), there were no investment balances recorded due to the deconsolidation of Evolent LLC.

The following is a summary of our investments as of December 31, 2012:

	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized costs

U.S. Treasury Bills	$950	$—	$—	$950
Certificates of Deposits	1,450	—	—	1,450

Total Investments	$2,400	$—	$—	$2,400

Certificates of deposit and treasuries

These investments in Certificates of Deposit and Treasuries are classified as held-to-maturity based on the maturity dates and intent to hold. The Company held these investments to secure a letter of credit related to its leased space. There were no identified events or changes in circumstances that had a significant adverse effect on the values of these investments. If there was evidence of a decline in value, which is other than temporary, the amounts would be written down to their estimated recoverable value

Contractual maturities

The contractual maturities of our held-to-maturity Certificates of Deposit and Treasury Bills at December 31, 2012 are as follows:

	Amortized cost	Fair value

Due in one year or less	$2,400	$2,400
Due after one year	—	—

Total	$2,400	$2,400

8. Property and equipment

As of December 31, 2013 and September 30, 2014 (unaudited), there were no property and equipment balances recorded due to the deconsolidation of Evolent LLC.

The following table provides further detail on property and equipment as of December 31, 2012:

December 31, 2012

Leasehold Improvements	$2,897
Furniture and Equipment	709
Computer Hardware	356

Total property and equipment	3,962

Accumulated Depreciation	(124)

Total property and equipment, net	$3,838

Evolent Health Holdings, Inc.

Notes to financial statements

Total depreciation and amortization expense related to property and equipment was $0.8 million and $0.1 million for the years ended December 31, 2013 and 2012, respectively. Total depreciation and amortization expense related to property and equipment was $0.0 million and $0.8 million for the nine months ended September 30, 2014 and 2013 (unaudited).

9. Intangible assets

As of December 31, 2013 and September 30, 2014 (unaudited), there were no intangible assets recorded due to the deconsolidation of Evolent LLC.

The Company’s acquired intangible assets are subject to amortization. As of December 31, 2012, the carrying amounts of definite lived intangible assets consist of the following:

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying value
Software	$2,952	$787	$2,165

Total	$2,952	$787	$2,165

Amortization expense related to intangible assets for the year ended December 31, 2013 and 2012 was $0.4 million and $0.6 million, respectively. Amortization expense related to intangible assets for the nine months ended September 30, 2014 and 2013 (unaudited) was $0.0 million and $0.4 million, respectively.

10. Commitments and contingencies

Indemnifications

The Company’s managed service agreements generally include a provision by which the Company agrees to defend its customers against third party claims (a) for death, bodily injury, or damage to personal property caused by Company negligence or willful misconduct, (b) by former or current Company employees arising from such managed service agreements, (c) for intellectual property infringement under specified conditions, and (d) for Company violation of applicable laws, and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such warranties and indemnities and has not accrued any liabilities related to such obligations in the accompanying financial statements.

Registration rights agreement

The Company entered into a Master Investors’ Rights Agreement with its preferred shareholders. Pursuant to this agreement, the Company has granted the preferred shareholders certain registration rights which obligate the Company to file registration statements in the future with respect to the registration of the common shares underlying the preferred units.

11. Equity incentive plan

The 2011 Equity Incentive Plan (“Plan”) permits the issuance of stock-based compensation to the Evolent LLC employees in the form of awards in Holdings’ common stock. Equity awards generally vest over a four year

Evolent Health Holdings, Inc.

Notes to financial statements

period. Stock awards generally expire ten years from the date of grant. Prior to the Reorganization Evolent LLC accounted for the stock-based compensation awards as employee awards were granted in the stock of the Company to employees of the Company. Subsequent to the Reorganization as the individual recipients of the awards were no longer employees of the issuing entity, the awards are prospectively accounted for as non-employee awards, requiring remeasurement at each reporting period prior to the vesting of the awards.

Under Evolent LLC’s Amended and Restated Operating Agreement, Evolent LLC is required to issue an identical amount of common units to the Company in exchange for this underlying stock. As a result, the Company records an increase in the equity method investment and a non-cash issuance of common equity. As the Company is issued a similar amount of common units of Evolent LLC, it is effectively made whole; therefore, no additional stock-based compensation expense is recorded by the Company.

The Plan was amended on September 23, 2013 to increase the number of shares issuable to 2,285,317 shares of Holdings Common stock. As of September 30, 2014 (unaudited), 901,600 Stock Options and 946,229 shares of Restricted Stock have been issued under the Plan.

Stock option activity

A summary of stock option activity for the nine months ended September 30, 2014 (unaudited) is summarized in the following table:

	Options outstanding	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate intrinsic value(1)
Balance at December 31, 2013	—	$—		$—
Granted (unaudited)	901,600	15.36		—
Exercised (unaudited)	—	—		—
Forfeited (unaudited)	—	—		—

Balance at September 30, 2014 (unaudited)	901,600		9.54	$—

Vested and expected to vest after September 30, 2014 (unaudited)	856,520		9.54	$—
Exercisable at September 30, 2014 (unaudited)	—		—	$—

(1)	Aggregate intrinsic value represents the difference between the fair value of the underlying common stock and the exercise price of outstanding, in-the-money stock options.

Evolent Health Holdings, Inc.

Notes to financial statements

The Company applied the following weighted-average assumptions to estimate the fair value of employee stock options using the Black-Scholes option pricing model for options granted in 2014:

Nine-months ended September 30, 2014
(unaudited)
Expected volatility	35%
Expected term (in years)	6.25
Dividend yield	0%
Risk-free interest rate	2%

As of September 30, 2014 (unaudited), the weighted average fair value of stock options granted during 2014 was $5.00 per share. There were no options issued prior to 2014.

The total fair value of stock options granted as of September 30, 2014 (unaudited) was $4.5 million (restated).

Restricted stock activity

As of September 30, 2014 (unaudited) and December 31, 2013, Evolent LLC had issued 946,229, and 956,506, respectively, in Common Units in the aggregate, to Holdings, in connection with the issuance by Holdings of shares of its Common Stock to employees of Evolent LLC. These shares were issued in the form of restricted stock awards under the Evolent, Inc. 2011 Equity Incentive Plan, which was assumed by Holdings as part of the Reorganization. The awards are subject to time-based vesting over a 4-year period.

A summary of restricted shares is summarized in the following table:

	Number of shares	Weighted average grant date value
Balance at December 31, 2011	380,564	$0.50
Granted	585,714	0.50
Vested	(90,766)	0.50
Forfeited	(23,441)	0.50

Balance at December 31, 2012	852,071	$0.50

Granted	15,525	4.29
Vested	(296,991)	0.50
Forfeited	(1,856)	0.50

Balance at December 31, 2013	568,749	$0.60

Granted (Unaudited)	—	—
Vested (Unaudited)	(178,063)	0.58
Forfeited (Unaudited)	(10,277)	0.50

Balance at September 30, 2014 (Unaudited)	380,409	$0.62

Evolent Health Holdings, Inc.

Notes to financial statements

12. Income taxes

For financial reporting purposes, income before income tax is derived from domestic sources. The current and deferred tax amounts for the nine months ended September 30, 2014 and 2013 (unaudited) and the year ended December 31, 2013 was less than $0.1 million. The 2012 tax amount was comprised entirely of a deferred benefit.

Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at the tax rates expected to be in effect when taxes are paid or recovered.

Significant components of the Company’s deferred tax assets and liabilities for the years ended December 31, 2013 and December 31, 2012 were as follows:

	As of December 31,
	2013	2012

Deferred Tax Assets:
Start-up / Organizational Costs	$412	$454
Accrued Bonus	—	864
Net Operating Loss	17,900	7,706
Other	8	2

Subtotal	$18,320	$9,026
Valuation Allowance	$(229)	$(7,236)

Total Deferred Tax Assets	$18,091	$1,790

Deferred Tax Liabilities:
Stock Compensation	$—	$(147)
Intangible Assets	—	(848)
Fixed Assets	—	(763)
Equity method investment	(18,091)	—
Other	—	(32)

Total Deferred Tax Liabilities	$(18,091)	$(1,790)
Net Deferred Tax Asset/(Liabilities)	$—	$—

As of December 31, 2013, the Company has federal and state net operating losses of $46 million, and $2.6 million that are available to offset future taxable income and currently expire through 2034. Under the Internal Revenue Code, certain substantial changes in the Company’s ownership may limit the amount of net operating loss carry forwards that can be utilized in any one year to offset future taxable income.

As of December 31, 2013, the Company’s deferred tax assets were primarily the result of federal and state net operating losses. A valuation allowance of $0.2 million was recorded against its gross deferred tax asset balance as of December 31, 2013. For the year ended December 31, 2013, the Company recorded a net valuation allowance release of $7.0 million, on the basis of management’s assessment of the amount of its deferred tax assets that are more likely than not to be realized after considering deferred tax liabilities.

Evolent Health Holdings, Inc.

Notes to financial statements

Reconciliation of U.S. federal statutory income tax rate to actual income tax rate

The following table reconciles the U.S. statutory tax rate to our effective income tax rate for 2013 and 2012:

	2013		2012
U.S. statutory tax rate	35.0%		35.0%
U.S. state income taxes, net of U.S. federal tax benefit	2.8%		4.0%
Change in valuation allowance	(33.1%	)	(36.8%	)
Non-deductible goodwill associated with reorganization	(5.0%	)	—
Non-deductible stock-based compensation expense	3.6%		—
Other, net	0.9%		(0.4%	)

Effective rate	(4.2%	)	1.8%

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. As of December 31, 2013, the Company recognized a gain in connection to its reorganization that resulted in a deferred tax liability that management has determined to be a source of future taxable income. Accordingly, management determined that sufficient positive evidence exists as of December 31, 2013, to conclude that it is more likely than not that deferred taxes are realizable, and therefore, reduced the valuation allowance accordingly.

At the end of each reporting period, the Company had not recognized any uncertain tax positions, penalties or as it has concluded that no such positions exist. If recognized, penalties and interest related to uncertain tax positions would be recorded as a component of the provision for income taxes and total accrued interest and penalties would be included in the non-current other liabilities in the balance sheet. The Company is not currently subject to income tax audits in any U.S. or state jurisdictions for any tax year.

13. 401(k) defined contribution plan

Evolent LLC maintains a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. The Company made matching contributions to the plan totaling $0.6 million and $0.2 million for the years ended December 31, 2013 and 2012, respectively. The Company made matching contributions to the plan totaling $0.6 million for the nine-months ended September 30, 2013 (unaudited). There have been no contributions made by Holdings subsequent to the deconsolidation of Evolent LLC.

14. Related parties

The Company and Evolent LLC work closely with both of its founding shareholders, The Advisory Board and UPMC. The relationship with The Advisory Board is centered on educating health system CEOs on innovations in the healthcare space. In return, the Company and Evolent LLC make valuable connections with CEOs of health systems that could then become clients. The Company’s and Evolent LLC’s relationship with UPMC is a more traditional subcontractor one where UPMC has agreed to execute certain tasks necessary to deliver on the Company’s or Evolent LLC’s client commitments.

At September 30, 2014 (unaudited) and December 31, 2013, the Company had no accounts receivable from The Advisory Board and UPMC. Total expenses attributable to The Advisory Board and UPMC through the date of deconsolidation, amounted to $0.7 million and $0.9 million, respectively for both the nine months ended

Evolent Health Holdings, Inc.

Notes to financial statements

September 30, 2013 (unaudited) and the year ended December 31, 2013. There were no expenses during the nine months ended September 30, 2014 (unaudited) and there were no accounts payable or accrued expenses as of September 30, 2014 (unaudited) or December 31, 2013.

At December 31, 2012, the Company had no accounts receivable from The Advisory Board and accounts receivable of $0.2 million from UPMC. In addition, the Company had accounts payable and accrued expenses of $0.1 million and $0.6 million to The Advisory Board and UPMC, respectively, at December 31, 2012. Total expenses attributable to The Advisory Board and UPMC for the year-ended December 31, 2012 amounted to $0.4 million and $0.7 million, respectively.

During 2012, the Company sold 450,000 Series A Preferred Shares to certain clients for strategic purposes while concurrently entering into revenue contracts with those customers. The Company concluded the $4.5 million in gross proceeds collected for those shares represented fair value of the shares at the time of sale. During 2012, the Company recognized $6.1 million of revenue and had an accounts receivable balance at December 31, 2012 of $1.5 million related to these entities. During 2013 through the date of deconsolidation, the Company recognized $12.6 million of revenue related to contracts with shareholders. There was no accounts receivable balance as of December 31, 2013 or September 30, 2014 (unaudited) related to these entities.

In January 2014, Holdings issued 65,105 shares of Series B-1 Preferred Stock to a client of Evolent LLC for strategic purposes while Evolent LLC concurrently entered into a revenue contract with its customer. Evolent LLC issued an identical number of membership units to Holdings and recorded the proceeds in the form of a capital contribution. Based on a contemporaneous valuation, the Company concluded that the $1.0 million in gross proceeds was consistent with fair value. The proceeds were received directly by Evolent LLC.

In July 2014, Holdings repurchased 75,000 shares of Series A Preferred Stock from a customer for aggregate proceeds of $1.0 million paid to Evolent LLC while Evolent LLC concurrently negotiated terms of a revenue arrangement. Evolent LLC repurchased an identical number of membership units for the same value from Holdings. Based on a contemporaneous valuation, Evolent LLC concluded that the repurchase was consistent with fair value. The cash was paid directly by Evolent LLC. Additionally, Holdings issued 25,000 shares of Series B-1 Preferred Stock to the same customer of Evolent LLC for zero consideration while Evolent LLC concurrently negotiated terms of a revenue arrangement. Evolent LLC issued an identical number of membership units to Holdings.

Evolent Health Holdings, Inc.

Notes to financial statements

15. Net (loss) income per share available for common shareholders

The following table sets forth the computation of basic and diluted net (loss) income per share under the two-class method available for common stockholders during the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2014 (unaudited) and 2013 (unaudited) (in thousands, except per share amounts):

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Restated)
	(Unaudited)
Net (loss) income:	$(14,548)	$23,260	$20,023	$(19,263)
Less: undeclared cumulative dividends on convertible preferred stock	(3,845)	(2,372)	(3,659)	(2,951)
Less: redemption of preferred stock at amount in excess of carrying value	(750)	—	—	—
Less: undistributed income allocated to participating securities	—	(18,664)	(13,946)	—

Net (loss) income available for common stockholders (basic)	$(19,143)	$2,224	$2,418	$(22,214)

Adjustments to net income for dilutive securities	—	21,036	539	—

Net (loss) income available for common stockholders (diluted)	$(19,143)	$23,260	$2,957	$(22,214)

Weighted average common shares outstanding—(basic)	546	199	241	17
Dilutive effect of restricted stock	—	—	67	—
Dilutive effect of preferred stock	—	3,981	439	—

Weighted average common shares outstanding—(diluted)	546	4,180	747	17

Earnings per share

Basic	$(35.06)	$11.18	$10.03	$(1,306.71)

Diluted	$(35.06)	$5.56	$3.96	$(1,306.71)

Evolent Health Holdings, Inc.

Notes to financial statements

Diluted net loss per common share is the same as basic net loss per common share for the year ended December 31, 2012 and the nine months ended September 30, 2014 (unaudited) because the effects of potentially dilutive items were anti-dilutive due to the Company’s net loss available for common stockholders. The following securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive (in thousands):

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012
	(Unaudited)
Convertible preferred stock	5,489	—	3,930	3,689
Restricted stock	130	—	—	86

	5,619	0	3,930	3,775

16. Subsequent events

Holdings completed its subsequent events assessment through April 3, 2014. No material subsequent events were identified.

17. Subsequent events (unaudited)

The Company completed its subsequent events assessment through December 23, 2014. No material subsequent events were identified.

             shares

Evolent Health, Inc.

Class A common stock

Prospectus

J.P. Morgan	Goldman, Sachs & Co.

                    , 2015

Until                     , 2015, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

Amount to be paid
Registration fee	$
FINRA filing fee
Listing fee
Transfer agent’s fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Miscellaneous

Total	$

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of directors and officers

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated certificate of incorporation will provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation will provide for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all securities sold or issued by the predecessor to the registrant in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

1. Common Stock: As of December 1, 2014, 943,810 shares of common stock of Evolent Health Holdings, Inc. were issued and outstanding. These shares of common stock of Evolent Health Holdings, Inc. were granted to employees and non-employee directors of Evolent Health LLC under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan, which we refer to as the Plan, in the form of restricted stock, or Restricted Stock, which generally vest over a period of four years from the date of grant. During fiscal 2012, 585,714 shares of Restricted Stock were issued to employees and non-employee directors of Evolent Health LLC. During fiscal 2013, 15,525 shares of Restricted Stock were issued to employees and non-employee directors of Evolent Health LLC. In January 2014, Evolent Health Holdings, Inc. issued 65,061 shares of common stock to a customer of Evolent Health LLC in exchange for $279,109.76.

2. Series A Preferred Stock: In September 2013, Evolent Health Holdings, Inc. issued 1,975,000 shares of Series A preferred stock to UPMC in exchange for a like number of shares of Series A preferred stock of the predecessor to Evolent Health LLC, 1,525,000 shares of its Series A preferred stock to The Advisory Board in exchange for a like number of shares of Series A preferred stock of the predecessor to Evolent Health LLC and 400,000 shares of its Series A preferred stock to customers of Evolent Health LLC in exchange for a like number of shares of Series A preferred stock of the predecessor to Evolent Health LLC.

3. Series B Preferred Stock: In September 2013, Evolent Health Holdings, Inc. issued 1,616,844 shares of Series B preferred stock to UPMC in exchange for $24.8 million.

4. Series B-1 Preferred Stock: In January 2014, Evolent Health Holdings, Inc. issued 65,105 shares of Series B-1 preferred stock to a customer of Evolent Health LLC for aggregate proceeds of $1.0 million paid to Evolent Health LLC. In July 2014, Evolent Health Holdings, Inc. issued 25,000 shares of Series B-1 preferred stock for no consideration to a customer of Evolent Health LLC.

5. Class A Common Stock and Class B Common Stock: On                     , 2015, we issued             shares of our Class A common stock and             shares of our Class B common stock in connection with the transactions that we refer to as the offering reorganization. These shares were issued to a limited number of investors, all of which had sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment. The issued shares were exchanged on a pro rata basis and the consideration represented the same investment in the Evolent Health business already held by such investors, but in a different form.

6. Stock Options: On April 1, 2014 and October 22, 2014, we granted to employees and directors of Evolent Health LLC options to purchase an aggregate of 1,041,600 shares of our common stock under the Plan at an exercise price of $15.36 per share. These were our only grants of stock options during the period beginning December 1, 2011 and ending December 1, 2014. During this period, none of these options were exercised. We were not subject to the reporting requirements of the Exchange Act at the time of issuance of any of these options, and the amount of options issued in any consecutive twelve-month period did not exceed $5.0 million and did not exceed the greater of 15% of our total assets or 15% of the outstanding amount of our common stock, each of which was greater than $1.0 million at the time of such issuances. The Plan, a copy of which was delivered to each recipient of options, constitutes a “written compensatory benefit plan”. Accordingly, the issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in these transactions represented their intention to acquire securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

The offers, sales and issuances of the securities described in (1) through (5) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and financial statement schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit number	Description

1.1***	Form of Underwriting Agreement

3.1***	Amended and Restated Certificate of Incorporation of Evolent Health, Inc.

3.2***	Amended and Restated By-Laws of Evolent Health, Inc.

4.1***	Form of Class A common stock certificate

4.2***	Form of Registration Rights Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.

5.1***	Opinion of Cravath, Swaine & Moore LLP regarding validity of the shares of Class A common stock registered

10.1***	Second Amended and Restated Operating Agreement of Evolent Health LLC, dated as of January 6, 2014

10.2***	Form of Third Amended and Restated Operating Agreement of Evolent Health LLC

10.3***	Form of Basis Step-Up Tax Receivables Agreement

10.4***	Form of Net Operating Loss Tax Receivables Agreement

10.5***	Form of Exchange Agreement by and among Evolent Health, Inc. and Evolent Health LLC

10.6***	Amended and Restated Master Investors’ Rights Agreement among Evolent Health Holdings, Inc., Evolent Health LLC and the Investors named therein, dated as of January 6, 2014

10.7***	Form of Stockholders’ Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.

10.8***+	Evolent Health Holdings, Inc. 2011 Equity Incentive Plan

10.9***+	Evolent Health, Inc. 2014 Omnibus Equity Incentive Plan

10.10***+	Consulting Agreement by and between Evolent Health LLC and NCP, Inc., dated as of March 12, 2014

10.11***+	Frank Williams Employment Agreement

10.12***+	Seth Blackley Employment Agreement

10.13***	Amended and Restated HealthPlaNet Technology License Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013

Exhibit number	Description

10.14***	Amended and Restated Intellectual Property License and Development Services Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013

10.15***	Second Amended and Restated Reseller, Services and Non-Competition Agreement between UPMC Health Plan, Inc. and Evolent Health, Inc., dated as of June 27, 2013

10.16***	Amended and Restated Intellectual Property License and Data Access Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013

10.17***	Amended and Restated Services, Reseller and Non-Competition Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013

10.18***	Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of July 31, 2012

10.19***	First Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of March 1, 2013

10.20***	Second Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of April 1, 2014

21.1***	Subsidiaries of Evolent Health, Inc.

23.1***	Consent of PricewaterhouseCoopers LLP

23.2***	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 5.1)

24.1***	Power of Attorney (included in the signature page to this registration statement)

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.

+	Constitutes a management contract or compensatory plan or arrangement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia, on                     , 2015.

EVOLENT HEALTH, INC.

By:
Frank Williams
Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints             ,             , and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2015
Frank Williams

	Chief Financial Officer (Principal Financial Officer)	, 2015
Nicholas McGrane

, 2015
(Principal Accounting Officer)

	Director	, 2015
David Farner

	Director	, 2015
Matthew Hobart

	Director	, 2015
Diane Holder

Name	Title	Date

	Director	, 2015
Michael Kirshbaum

	Director	, 2015
Robert Musslewhite

	Director	, 2015
Norman Payson, MD

Exhibit index

Exhibit number	Description

1.1***	Form of Underwriting Agreement

3.1***	Amended and Restated Certificate of Incorporation of Evolent Health, Inc.

3.2***	Amended and Restated By-Laws of Evolent Health, Inc.

4.1***	Form of Class A common stock certificate

4.2***	Form of Registration Rights Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.

5.1***	Opinion of Cravath, Swaine & Moore LLP regarding validity of the shares of Class A common stock registered

10.1***	Second Amended and Restated Operating Agreement of Evolent Health LLC, dated as of January 6, 2014

10.2***	Form of Third Amended and Restated Operating Agreement of Evolent Health LLC

10.3***	Form of Basis Step-Up Tax Receivables Agreement

10.4***	Form of Net Operating Loss Tax Receivables Agreement

10.5***	Form of Exchange Agreement by and among Evolent Health, Inc. and Evolent Health LLC

10.6***	Amended and Restated Master Investors’ Rights Agreement among Evolent Health Holdings, Inc., Evolent Health LLC and the Investors named therein, dated as of January 6, 2014

10.7***	Form of Stockholders’ Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.

10.8***+	Evolent Health Holdings, Inc. 2011 Equity Incentive Plan

10.9***+	Evolent Health, Inc. 2014 Omnibus Equity Incentive Plan

10.10***+	Consulting Agreement by and between Evolent Health LLC and NCP, Inc., dated as of March 12, 2014

10.11***+	Frank Williams Employment Agreement

10.12***+	Seth Blackley Employment Agreement

10.13***	Amended and Restated HealthPlaNet Technology License Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013

10.14***	Amended and Restated Intellectual Property License and Development Services Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013

10.15***	Second Amended and Restated Reseller, Services and Non-Competition Agreement between UPMC Health Plan, Inc. and Evolent Health, Inc., dated as of June 27, 2013

10.16***	Amended and Restated Intellectual Property License and Data Access Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013

10.17***	Amended and Restated Services, Reseller and Non-Competition Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013

10.18***	Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of July 31, 2012

Exhibit number	Description

10.19***	First Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of March 1, 2013

10.20***	Second Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of April 1, 2014

21.1***	Subsidiaries of Evolent Health, Inc.

23.1***	Consent of PricewaterhouseCoopers LLP

23.2***	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 5.1)

24.1***	Power of Attorney (included in the signature page to this registration statement)

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.

+	Constitutes a management contract or compensatory plan or arrangement.